UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission File No. 001-40115



COUPANG, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**27-2810505**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

720 Olive Way, Suite 600
Seattle, Washington 98101
(206) 333-3839

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Class A Common Stock, par value $0.0001 per share	**CPNG**	**New York Stock Exchange**
(Title of Each Class)	(Trading Symbol)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2022 was $13,026,363,645.

As of February 17, 2023, there were 1,599,440,554 shares of the registrant's Class A common stock and 174,802,990 shares of the registrant's Class B common stock, each with a par value of $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended December 31, 2022.

COUPANG, INC.
Form 10-K
For the Fiscal Year Ended December 31, 2022
TABLE OF CONTENTS

COUPANG, INC.

All references in this Annual Report on Form 10-K, the information incorporated into this Annual Report on Form 10-K by reference to information in the Proxy Statement of Coupang, Inc. for its 2023 Annual Meeting of Stockholders and in the exhibits to this Annual Report on Form 10-K to "Coupang, Inc.," "Coupang," "the Company," "our Company," "we," "us," and "our" are to the Delaware corporation named "Coupang, Inc." and, except where expressly noted or the context otherwise requires, that corporation's consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Form 10-K, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "toward," "will," or "would," or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our future operating and financial performance including our ability to achieve, maintain and increase long-term future profitability;

- our ability to successfully execute our business and growth strategy;

- the continued growth of the retail market and the increased acceptance of online transactions by potential customers;

- the size of our addressable markets, market share, and market trends;

- our ability to compete in our industry;

- our ability to maintain and improve our market position;

- our ability to manage expansion into new markets and offerings;

- our ability to effectively manage the continued growth of our workforce and operations;

- our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

- the sufficiency of our cash and cash equivalents, and investments to meet our liquidity needs;

- our ability to retain existing suppliers and merchants and to add new suppliers and merchants;

- our suppliers' and merchants' ability to supply high-quality and compliant merchandise to our customers;

- our ability to maintain adequate cybersecurity with respect to our systems;

- our relationship with our employees and the status of our workers;

- our ability to operate and manage the expansion of our fulfillment and logistics infrastructure;

- the effects of seasonal trends on our results of operations;

- our ability to implement, maintain, and improve our internal control over financial reporting;

- our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates;

- world events and the effects of global macroeconomic conditions, including the pandemic, the invasion of Ukraine by Russia and its regional and global ramifications, inflationary pressures, a general economic slowdown or recession, further increases in interest rates and changes in monetary policy;

- our ability to attract, retain, and motivate skilled personnel, including key members of our senior management;

- our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in Korea and internationally and our expectations regarding various laws and restrictions that relate to our business; and

- the outcomes of any claims, litigation, governmental audits, inspections, and investigations;

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form 10-K.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 10-K. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements such as "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Form 10-K. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

Item 1.   Business

The Company

We are building the next generation experience for e-commerce. By investing for the long term with a fanatical culture of customer centricity, we believe we are delivering a superior customer experience at a lower cost and continue to redefine standards for e-commerce worldwide. Our efforts have centered on building an end-to-end integrated system of technology and infrastructure, and most importantly, an innovation-focused culture driven to raise our customers' expectations and lead them to wonder "How did I ever live without Coupang?"

On March 2, 2022, we announced that management revised its reportable segments to reflect the way we now manage our business and to promote improved visibility to our business performance. The change led to the following two reportable segments:

- Product Commerce, which primarily includes our core retail (owned inventory) and marketplace offerings (third-party merchants) and Rocket Fresh, our fresh grocery offering, as well as advertising products associated with these offerings; and

- Developing Offerings, which primarily includes our more nascent offerings and services, including Coupang Eats, our restaurant ordering and delivery service, Coupang Play, our online content streaming service, fintech, certain international initiatives, as well as advertising products associated with these offerings.

Our Customer Experience

We are committed to delivering a "wow" experience to all of our customers every day. In order to improve the customer experience with end-to-end control, we launched our owned-inventory selection. Through this, we offer our customers a wide selection of general merchandise ranging from consumer electronics to personal care. We reimagined the e-commerce experience with our Rocket Delivery service:

- **Dawn and Same-Day Delivery.** Orders are delivered within hours via Dawn Delivery (ordered as late as midnight, arrive before 7am) or Same-Day Delivery (ordered in the morning, arrive same-day).

- **Next-Day Delivery.** Customers are eligible for free, one-day delivery nationwide 365 days a year.

- **Frictionless Returns.** Our customers simply tap a button on the app and leave the item outside their door for pickup. Refunds are initiated the moment the item is picked up at the door.

In addition to Rocket Delivery available to all our customers, our Rocket WOW membership program allows members to enjoy unlimited free shipping with no minimum spend, free unlimited returns for 30 days, delivery of groceries via Rocket Fresh, and content streaming on Coupang Play. We've also extended our network and systems to other offerings that further improve our customers' lives such as our restaurant ordering and delivery services from Coupang Eats. We believe the success of these offerings demonstrates the power of our network to extend offerings to our loyal customers.

Our Merchant Experience

Small and medium-sized enterprises (SMEs) on Coupang form an essential part of our business, and we strive to be a growth driver for these companies through our win-win model. Over 70% of Coupang merchants are SMEs, which can leverage our nationwide fulfillment and logistics infrastructure to connect with millions of customers. We've supported these SMEs, helping them in everything from marketing and logistics to customer service. We also continue to develop new ways for SMEs to unlock growth through Coupang, such as Coupang Private Label Brands, through which we work mostly with SMEs to develop and market high-quality products for customers marketed under our private label brand, at affordable prices. We also recently launched Rocket Overseas to customers in Taiwan, empowering SME partners to unlock even more growth through sales to customers outside of Korea, at no additional effort or cost on their part.

Advertising

In addition to our e-commerce services, we also have offerings for our suppliers and merchants to advertise on our websites and mobile applications.

Our Competition

We compete with: (1) offline, online, and omnichannel retailers, suppliers, distributors, manufacturers, and producers of the products we offer and sell to consumers and businesses; (2) web search engines, comparison shopping websites, social networks, web portals, and other online and app-based means of discovering, using, or acquiring goods and services, either directly or in collaboration with other retailers; (3) companies that provide e-commerce merchant services; (4) companies that sell grocery products online and offline; (5) on-demand food delivery services; (6) companies that provide fulfillment and logistics services for themselves or for third parties; (7) companies that provide online advertising products and services; (8) on-demand streaming entertainment services; and (9) financial services companies, including credit card issuers and payment platforms.

Seasonality

Typically, we see peak order volumes in and around the first and fourth quarters, which include major holidays.

Human Capital

Our global team of employees is the driving force in creating a one-of-a-kind experience for millions of customers. In the same way our employees aim to go above and beyond for our customers, we aim to go above and beyond for them. As one of the largest private sector employers in South Korea, we directly employ approximately 63,000 employees as of December 31, 2022. We believe our direct employment model, along with competitive wages, training and safety programs, and a broad range of comprehensive benefits, empowers our diverse set of employees to deliver the "wow" experiences for our customers we strive to create every day.

Most of our employees are frontline workers in our fulfillment and logistics operations, and we make their health, safety, and wellness a top priority. We've made significant investments in health and safety initiatives that helped strengthen our leading safety record, which is one of the best in the Korean logistics industry and globally[1]. These investments include Coupang Care, the first paid health promotion program of its kind at scale for logistics workers in Korea. We believe the well-being of our employees is directly tied to the success of our business, and most importantly, our impact on our customers.

Intellectual Property

We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.

We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in Korea, the United States, and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as www.aboutcoupang.com and similar variations.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including technical and administrative security controls and contractual protections with employees, contractors, customers, and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service.

Our design logos, "Coupang," and our other registered or common law trademarks, service marks, or trade names appearing in this Form 10-K are our property or our affiliates' property. Other trade names, trademarks, and service marks used in this Form 10-K are the property of their respective owners.

Government Regulation

Government regulation impacts key aspects of our business. In particular, we are subject to a number of national, state/region, and local laws, standards and regulations in Korea, the U.S., China, and other countries where we operate. These laws and regulations involve matters that are central to our business, including our interactions with customers, suppliers, and merchants. These laws and regulations involve fair trade, competition, labor and employment, privacy, data protection, intellectual property, consumer protection, import and export regulations, and other subjects. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

For additional information, see the risk factors herein in Part I—Item 1A."Risk Factors" under the sub-caption "Risks Related to Laws, Regulation and Intellectual Property" in this Form 10-K.

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[1] Measured using work-related and accident-related fatalities. In our twelve year history, Coupang has not had a single accident-related fatality.

Company Website, Social Media, and Availability of SEC Filings

Our corporate website address is http://www.aboutcoupang.com and our investor relations website is www.ir.aboutcoupang.com. Information on our website is not incorporated by reference herein and is not a part of this Form 10-K. We promptly make available on our investor relations website, free of charge, the reports that we file or furnish with the Securities and Exchange Commission (the "SEC"), corporate governance information (including our Code of Business Conduct and Ethics) and select press releases. We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Coupang and other issuers that file electronically with the SEC.

We may announce material business and financial information using our investor relations website, our filings with the SEC, webcasts, press releases, conference calls and social media. We use these mediums, including our corporate and investor relations websites, to communicate with investors and the general public about our company, our products, and other issues. It is possible that the information that we make available on our websites may be deemed to be material information. We therefore encourage investors and others interested in our Company to review the information that we make available on our websites.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Item 1A. Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this Annual Report on Form 10-K, including the sections titled "Special Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this Form 10-K, before making an investment decision. The risks and uncertainties described below may not be the only ones we face. Our business, financial condition, results of operations, and prospects could also be affected by additional factors that apply to all companies operating globally. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, or that apply to all companies operating globally could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the price of our Class A common stock which would cause you to lose all or part of your investment.

Summary Risk Factors

Our business faces significant risks and uncertainties. The risk factors described below are only a summary of the principal risk factors associated with investing in our Class A common stock. These risks are more fully described in this "Risk Factors" section, including the following:

- our results of operations may fluctuate significantly, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations;
- we may be unable to effectively manage the continued growth of our workforce and operations, including the development and management of new business initiatives;
- our business is rapidly evolving, and we plan to continue to forgo short-term financial performance for long-term growth, which makes it difficult to evaluate our future prospects and predict our future results of operations, including our revenue growth rate;
- we have a history of net losses, and we may not be able to generate sufficient revenues to achieve or maintain profitability in future periods;
- if we were to lose the services of members of our senior management team, we may not be able to effectively execute on our business strategy;
- we face intense competition and could lose market share to our competitors if we do not innovate or compete effectively;
- ongoing or future pandemics may continue to adversely affect our business, operations, and the markets and communities in which we, our customers, suppliers, merchants, and advertisers operate;
- because some of our operations are subject to Korean law, there are circumstances in which certain of our Korean affiliates' executive officers may be held either directly or vicariously criminally liable for the actions of our Korean affiliates or our Korean affiliates' executives and employees;
- some of our operations are subject to certain detailed and complex fair trade, labor, employment, and workplace safety laws and regulations, which continue to evolve and have and will continue to affect our operations and financial performance, could subject us to costs and penalties, and may affect our reputation;
- harm to our Coupang brand or our associated brands and marks (our "brand") or reputation may occur if manufacturers and distributors from whom we buy products ("suppliers") or the parties that sell their products on our marketplace ("merchants") use unethical or illegal business practices, such as the sale of counterfeit or fraudulent products, or if our protocols with respect to such sales are perceived or found to be inadequate, which may also subject us to possible sanctions or penalties;
- any significant interruptions or delays in service on our apps or websites, or any undetected errors or design faults, could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants;
- any failure to protect our apps, websites, networks, and systems against security breaches or otherwise protect our confidential information could damage our reputation and brand and may subject us to possible sanctions or penalties;
- any failure to comply with privacy laws or regulations, or to fulfill privacy-related customer expectations in the jurisdictions where we operate, could damage our reputation and brand and business and may subject us to possible sanctions or penalties;
- we rely on Coupang Pay to conduct a substantial amount of the payment processing. If Coupang Pay's services were limited, restricted, curtailed, or degraded in any way, or become unavailable to us or our customers for any reason, our business may be adversely affected;

- our expansion into new geographic markets and offerings and substantial increase in the number of our offerings may expose us to new and increased challenges and risks;

- international relations, including escalations in tensions with North Korea, could adversely affect the Korean or global economies and demand for our products and services; and

- the dual class structure of our common stock has have the effect of concentrating voting control with Mr. Bom Kim. This voting control may limit your ability to influence the outcome of important transactions and to influence corporate governance matters.

Risks Related to Our Limited Operating History and Growth

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to generate sufficient revenue to achieve or maintain profitability in future periods, which would materially and adversely affect our business, financial condition, results of operations, and prospects.

We have a history of net losses, including $(0.1) billion, $(1.5) billion and $(0.5) billion for 2022, 2021, and 2020 respectively, as well as an accumulated deficit of $(5.7) billion as of December 31, 2022. Even though we have experienced improved revenue growth since our inception, we cannot assure you that we will be able to maintain or further increase our past revenue growth, and we cannot ascertain whether or when we will achieve and, if achieved, maintain profitability in any future periods. Our costs and expenses are expected to increase in future periods, which could materially and adversely affect our future results of operations. In particular, we intend to continue to spend significant amounts to increase our customer base, increase the number and variety of merchandise and services we offer, expand our marketing channels, broaden our operations, develop additional fulfillment centers, hire additional and retain existing employees and managers, and develop our technology and fulfillment infrastructure. These increased costs may materially and adversely affect our operating expenses. Some of our initiatives to generate revenue are new and unproven, and any failure of these initiatives could materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, we expect to invest in longer-term initiatives, which will likely impact our shorter-term results of operations. We may find that these efforts are more expensive than we currently anticipate and/or encounter technological and other development delays. We will also face increased compliance costs associated with growth, the expansion of our customer base, and being a public company. Our efforts to grow our business may cost more than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses or to achieve and, if achieved, maintain profitability in future periods.

We may incur significant losses in the future for a number of reasons, including the other risks described in this "Risk Factors" section, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to achieve and, if achieved, sustain profitability in future periods, the value of our business and the price per share of our Class A common stock could decline.

Our limited operating history and evolving business make it difficult to evaluate our future prospects, including future revenue growth rate, as well as the risks and challenges we may encounter.

Our limited operating history and evolving business make it difficult to evaluate and assess our future prospects, as well as the risks and challenges that we may encounter. Although we launched our first website in 2010 and our first mobile application in 2011, our business and the markets in which we compete have rapidly evolved over time. As a result, our ability to accurately forecast our future results of operations is limited and subject to a number of risks and uncertainties, including our ability to plan for and model future growth and to expand our business in existing markets and enter new markets. As such, you should not rely on our business and financial performance in any prior quarterly or annual period as an indication of our future business or financial performance. Many factors may contribute to a decline in our growth rate, including, but not limited to, market saturation, increased competition, slowing demand, global macroeconomic and geopolitical conditions, the difficulty of capitalizing on growth opportunities, and the maturation of our business. If our growth rate declines, investors' perceptions of our business could be materially and adversely affected and the price per share of our Class A common stock could decline.

You should consider our business and prospects in light of the risks and uncertainties we may encounter. These risks and uncertainties include but are not limited to our ability to effectively and in a timely manner:

- attract, on a cost-effective basis, new customers who purchase merchandise and services from us at similar or higher rates and amounts as compared to existing customers;

- retain our existing customers and motivate their continued purchases from our apps and websites at rates and amounts consistent with or higher than their historical purchases;

- encourage customers to expand the categories of merchandise and services they purchase from us;

- retain and expand our network of suppliers and merchants;

- manage and expand our fulfillment and logistics infrastructure and related operations;

- fulfill and deliver customer orders on time and in accordance with customer expectations, which may change over time;

- increase awareness of our brand and protect our reputation;

- respond to changes in the way customers access and use the Internet and mobile devices;

- react to challenges from existing and new competitors;

- expand our business in new and existing markets;

- avoid interruptions or disruptions in our business;

- further develop our scalable, high-performance technology and fulfillment infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and the sale of new merchandise and services; and

- hire, integrate, motivate and retain qualified personnel.

If we fail to address the risks and uncertainties that we face, including those associated with the challenges listed above and those described elsewhere in this "Risk Factors" section, our business, financial condition, and results of operations would be adversely affected.

In addition, because we have limited historical financial data and our business continues to evolve and expand, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated a business that is not rapidly evolving and growing. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories and evolving businesses that operate in highly regulated and competitive industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition, results of operations, and prospects would be materially and adversely affected.

We may experience significant fluctuations in our results of operations.

Our revenue and results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described elsewhere in this "Risk Factors" section as well as the following:

- our ability to attract new and retain existing customers, increase sales to existing customers, and satisfy our customers' demands;

- our ability to offer merchandise and services on favorable terms, manage inventory, and fulfill orders in a timely manner;

- the introduction or activities of competitive stores, apps, websites, merchandise, or services;

- the success of our growth and expansion efforts, including investments into new initiatives;

- variations in our level of merchandise and supplier returns;

- the extent to which we offer fast and free delivery through Rocket Delivery, continue to offer a compelling value proposition to our customers, and provide additional benefits to our customers;

- factors affecting our reputation or brand image or awareness;

- the extent to which we finance our current operations and future growth, and the terms of any such financing;

- the timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;

- the outcomes of any legal proceedings and claims or regulatory investigations, which may include significant monetary damages, injunctive relief, personal liability (including criminal liability), sanctions, fines, suspensions or revocations of related permits and licenses, and penalties;

- the extent to which we invest in technology and content, fulfillment, and other expense categories;

- increases in our temporary or long-term costs such as labor and energy sources, packing supplies, and other goods not for resale;

- changes in existing, or development of new, laws, regulations, or other regulatory practices and enforcement in the countries where we operate;

- the extent to which our services are affected by cybersecurity and data security incidents, including but not limited to spyware, viruses, phishing, and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events; and

- disruptions from natural or man-made disasters, extreme weather conditions and other catastrophic events, global health epidemics and pandemics, geopolitical events and security issues (including terrorist attacks and armed hostilities), labor or trade disputes, macroeconomic conditions, and other similar events.

Fluctuations in our revenues and results of operations may result in a failure to meet the expectations of analysts or investors, which could cause the price per share of our Class A common stock to decline. In addition, our revenue growth may not be sustainable and our growth rates may decrease. Our revenue and results of operations depend in part on the continued growth of demand for the products and services offered by us or our merchants, and on general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the Korean or global economies, may materially and adversely affect our revenue or growth rate, which could also materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the price per share of our Class A common stock.

We may be unable to accurately forecast our revenue and plan our expenses in the future.

Our results of operations are difficult to forecast because they generally depend on, among other things, the volume, timing, and type of purchases made by our customers, all of which are uncertain and subject to change. Additionally, many of our expenses, including those related to our fulfillment operations, are fixed and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. Any failure to accurately predict revenue or to adjust our expenses could adversely affect our results of operations in any given quarter, or a series of quarters, which could cause the price per share of our Class A common stock to decline.

Risks Related to Our Business and Our Industry

If we fail to timely identify or effectively respond to changing customer preferences and spending patterns, fail to expand the products being purchased by customers, or fail or are unable to obtain or offer appropriate categories of products, our relationship with our customers and the demand for our products and services could be materially and adversely affected, and the demand for our products and services could decrease, which could in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

Our future business and financial performance depends on continued demand for the types of goods and services that we and our merchants offer through our apps and websites. The popularity of certain products, including apparel, beauty, food, and consumer electronics, may vary over time due to perceived availability, subjective value, seasonality, and/or general societal trends. A decline in the demand for certain products sold through our apps or websites without a corresponding increase in demand for different products that we or our merchants list on our apps or websites could materially and adversely affect our revenue. In addition, a temporary or sudden surge in demand for certain products may temporarily inflate the volume of those products listed on or purchased through our apps and websites, placing a significant strain on our infrastructure and throughput capacity. These trends may also cause significant fluctuations in our results of operations from period to period. A failure to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to keep adequate inventory of the type of products being purchased by customers, failure to grow and retain the members of our Rocket WOW membership program, or a failure or inability to obtain or offer appropriate categories of products could negatively affect our relationship with customers and the demand for our products and services.

Our ability to identify and develop and effectively manage sourcing relationships with qualified, economically stable suppliers and merchants, who satisfy our requirements, and to acquire sufficient amounts of products in a timely and cost-efficient manner is critical to our business. Significant changes to, or a failure to develop and maintain, sourcing relationships with a broad and deep supplier base could materially and adversely affect our business, financial condition, and results of operations.

Further, we also offer our customers private-label products on our apps and websites. Selling private-label products subjects us to additional and/or heightened risks, including but not limited to, risks of: potential product liability and mandatory or voluntary product recalls; potential liability arising from our commercial relationships with the manufacturers of our private-label products; potential liability for incidents, including, but not limited to, the injuries of our subcontractors' employees at manufacturing sites that we do not control; failure to successfully protect our intellectual property rights and the rights of applicable third parties; harm to our reputation and brand image; and other risks generally encountered by entities that source, market, and sell private-label products.

If we are unable to successfully implement some or all of our major strategic initiatives in a timely manner, our ability to maintain and improve our market position may be materially and adversely affected.

Our strategy is to continue to build on our market position by continuing to implement certain key strategic initiatives, which include the following:

- building our brand and further expanding our customer base;
- providing high-quality merchandise and services at attractive prices;

- focusing on customer satisfaction and our customers' loyalty to our apps, websites, and programs, including our Rocket WOW membership program;

- expanding our product offerings; and

- enhancing our apps and websites and developing personalization tools to enhance our customers' experience with our apps and websites.

We may not be successful in implementing any or all of these key strategic initiatives. If we are unable to successfully implement some or all of our key strategic initiatives in an effective and timely manner, our ability to maintain and improve our market position, and our competitive position, brand, and reputation may be harmed, which may materially and adversely affect our business, financial condition, and results of operations.

If we fail to effectively manage our growth, our business, financial condition, and results of operations could be harmed.

We have experienced significant growth since our inception and expect our business to continue to grow if we are successful in implementing our key strategic initiatives. The growth of our business has required and will continue to require significant attention of our management and expenditure of resources. To effectively manage our growth, we must successfully implement our operational plans and strategies, improve and expand our infrastructure, and expand, train, and manage our employee and contractor base.

For example, in recent years, we have rapidly increased our employee headcount to support the growth in our business, and we expect to continue to increase our headcount in the foreseeable future. To support our continued growth, we must effectively integrate, develop, and motivate a large number of new employees, while maintaining our corporate culture. In particular, we intend to continue to make substantial investments to expand our sales and technology personnel, which is challenging due to competition for such personnel.

In addition, the growth and expansion of our business and our variety of merchandise and services place significant demands on our management and other employees. For example, in an effort to increase customer engagement, we produce new versions of our apps and websites and communicate to our customers via email, mobile application push communications, and text messages. The continued growth of our business may require significant additional resources to continue these efforts, including increasing the size of our workforce, which may not scale in a cost-effective manner.

Similarly, we must effectively manage any retraction in parts of our business. Periodically, for reasons such as changing consumer preferences and other unforeseen circumstances, decisions may be made to discontinue investment in certain parts of our business. Such decisions require management effort to reorganize or reassign employees. In accordance with Korean law, employment contracts generally are not terminable at will unless an employee is deemed to be an "employer" (e.g., a registered director or an executive member-level employee), and employment and labor-related claims are common. If we fail to effectively manage retractions in our business or to successfully reorganize or reassign employees, our ability to meet our goals and our employee morale, productivity, and retention could suffer, which may have an adverse effect on our business, financial condition, and results of operations.

Our revenue depends on prompt and accurate payment processes. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that must be billed on our apps and websites would materially harm our business and our ability to collect revenue.

Furthermore, we may need to enter into relationships with various strategic partners, websites, and other online service providers and other third parties necessary to support and grow our business. The increased complexity of managing multiple commercial relationships or entering into new relationships could lead to execution problems that could affect current and future revenue and operating margins.

Our current and planned systems, procedures and controls, personnel, and third-party relationships may not be adequate to support our future operations. Our failure to manage growth effectively or to enter into additional third-party relationships on a timely basis could materially and adversely affect our business, financial condition, and results of operations.

If we do not successfully operate and manage the expansion of our fulfillment and logistics infrastructure, our business, financial condition, and results of operations could be materially harmed.

We believe that our fulfillment and logistics infrastructure, including strategically located fulfillment centers, logistics centers, and delivery vehicles, coupled with our proprietary technology, is essential to our success. We operate our fulfillment and logistics infrastructure throughout Korea and maintain fulfillment centers in the United States and Taiwan. We are in the process of obtaining and developing additional fulfillment and logistics infrastructure to increase our storage capacity, reduce delivery times, and further improve our workflow and processes.

If we do not expand and operate our fulfillment and logistics infrastructure successfully and efficiently, or there are delays in the expansion of our fulfillment and logistics operations, we could experience excess or insufficient fulfillment and logistics capacity in one or more locations, an increase in costs or impairment charges, or other adverse impacts. For example, we believe that our end-to-end logistics infrastructure, including the ability to control our last-mile delivery logistics, is a key competitive advantage. If our end-to-end logistics infrastructure, including last-mile delivery, is negatively affected in any manner, including, but not limited to, by the introduction of direct competitors with these capabilities or by legislation, legal rulings, or other regulation that may disrupt this service, our business, financial condition, and results of operations would be materially and adversely affected.

In addition, if we do not have sufficient fulfillment and logistics capacity, or we experience problems fulfilling and delivering orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

We have designed, built, purchased, and/or leased our own fulfillment and logistics infrastructure, in addition to utilizing some third-party delivery resources. Our fulfillment and logistics infrastructure was designed to meet the specific needs of our business. If we continue to add fulfillment and logistics capabilities, add new offerings with different fulfillment or logistics requirements, or change the mix of merchandise that we sell, our fulfillment and logistics infrastructure will become increasingly complex, and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers' purchases and could materially and adversely affect our reputation and ultimately, our business, financial condition, and results of operations.

We anticipate the need to add additional fulfillment and logistics capacity as our business continues to grow. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations or effectively control expansion-related expenses, our business, financial condition, and results of operations could be adversely affected.

If we grow faster than we anticipate, we may exceed our fulfillment and logistics capacity, we may experience problems fulfilling or delivering orders in a timely manner, or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we may need to increase our capital expenditures more than anticipated and in a shorter time frame than we currently anticipate, which could represent a demand on, or drain of, our financial resources and require additional capital. See the risk factor titled "*We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.*" below.

Our ability to expand our fulfillment and logistics capacity is dependent upon our ability to secure suitable facilities and recruit and retain qualified employees, Coupang Flex partners (independent delivery partners who have signed up to deliver packages on days and times of their own choosing), Eats Delivery Partners or EDPs (independent food delivery partners), and other workers, and there is no assurance that we will be able to secure such facilities or procure such personnel. There have been and there may be future delays or increased costs associated with the spread and impact of ongoing or future pandemics or endemics, natural or man-made disasters, extreme weather conditions, and other catastrophic events.

Many of the expenses and investments with respect to our fulfillment and logistics capacity are fixed, and any expansion of such fulfillment and logistics infrastructure will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment and logistics operations as our business continues to grow. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.

We operate in a highly competitive industry and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the success of our business.

The industry in which we operate is intensely competitive and we expect that competition will continue to increase. We currently and potentially compete with a wide variety of online and offline companies providing goods and services to customers and merchants, including traditional retailers and merchandisers, such as department stores, discount warehouses, direct retailers, and home-shopping channels. The Internet and mobile networks provide new, rapidly evolving, and intensely competitive channels for the sale of all types of goods and services. We compete in two-sided markets and must attract both customers as well as merchants to use our apps and websites. Customers who purchase goods and services through us have many alternatives, and merchants have other channels to reach customers. We expect competition to continue to intensify. Online and offline businesses compete with each other, and our competitors include a number of online and offline retailers with greater resources, large user communities, and well-established brands. As we respond to changes in the competitive environment, we may, from time to time, make pricing, service, or marketing decisions or acquisitions that may lead to dissatisfaction among customers and merchants, which could reduce activity on our apps or websites and adversely affect our results of operations.

We face increased competitive pressure online and offline. In particular, the competitive norm for, and the expected level of service from, retailers (including e-commerce retailers) and marketplaces has increased due to, among other factors, improved customer experience, greater ease of buying goods, lower (or no) shipping costs, faster shipping times, and more favorable return policies. In addition, certain online and offline businesses may offer goods and services to consumers and merchants that we do not offer. If we are unable to change our offerings in ways that reflect the changing demands of offline and online retailers and marketplaces, particularly at expected service levels, or compete effectively with and adapt to changes in larger retail businesses, our business, financial condition, and results of operations would be materially and adversely affected.

Competitors may also be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies, and devote more resources to offline shopping venues, websites, mobile applications, and systems development than we can. In addition, competitors may be able to innovate faster and more efficiently, and new technologies may increase the competitive pressures by enabling competitors to offer more efficient or lower-cost services.

Some of our competitors control other products and services that are important to our success, including credit card interchange, Internet search, and mobile operating systems. Such competitors could utilize complementary aspects of their businesses in order to provide a better shopping experience or make it difficult for customers to utilize our apps or websites, or change pricing, availability, or the terms or operation of service related to their products and services in a manner that impacts our competitive offerings. If we are unable to use or adapt to operational changes in such services, we may face higher costs for such services, encounter integration or technological barriers, or lose customers, which could cause our business, financial condition, and results of operations to be materially and adversely affected.

In addition, certain manufacturers may limit or cease distribution of their products through online channels, such as our apps or websites. Manufacturers may attempt to use contractual obligations or existing or future government regulation to prohibit or limit e-commerce in certain categories of goods or services. Manufacturers may also attempt to enforce minimum resale price maintenance or minimum advertised price arrangements to prevent distributors and suppliers from selling on our apps, websites, or on the Internet generally, or drive distributors and suppliers to sell at prices that would make us less competitive. The adoption by manufacturers of policies, or their use of laws or regulations, in each case discouraging or restricting the sales of goods or services over the Internet, could force merchants to limit or stop selling certain products on our apps or websites, which could adversely affect our results of operations and result in loss of market share and diminished value of our brand.

Many of our competitors have, and potential competitors may have, competitive advantages such as longer operating histories, more experience in implementing their business plan and strategy, better brand recognition, popular offline locations, greater negotiating leverage, established supply relationships, significantly greater financial, marketing, and other resources. Our competitors may undertake aggressive marketing campaigns to enhance their brand name and increase the volume of business conducted through their stores or websites and make extensive investments to improve their stores or network and system infrastructure, including website design and logistics network enhancements. Our inability to adequately address these and other competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on the performance of certain members of management and other highly qualified and skilled personnel, and if we are unable to attract, retain, and motivate these and other well-qualified employees, our business could be harmed.

Our success depends largely upon the continued services of our executive officers, other key management team members, and key employees. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Any of our executive officers or other key employees could terminate their employment with us at any time, and we cannot be assured of having reasonable prior notice. The loss of one or more of our executive officers or other key employees or the failure by our executive team, including any new hires that we may make, to work together effectively and to execute our strategy in a timely manner, could materially and adversely affect our business, financial condition, and results of operations.

We continue to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train, integrate, motivate, and retain qualified personnel. Since our industry is characterized by high demand and intense worldwide competition for talent and labor, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Accordingly, such efforts will require significant time, expense, and attention, and new hires require significant training and time before they achieve full productivity. In addition to hiring new employees, we must continue to focus on developing, motivating, and retaining our best employees, many of whom are at-will employees, which means they may terminate their employment relationship with us at any time. Further, even if qualified new employees are hired and achieve individual effectiveness, we may be materially and adversely affected by undue turnover in our employees.

If we fail to identify, recruit, and integrate strategic personnel hires, our business, financial condition, and results of operations could be materially and adversely affected. Any loss of members of our senior management team or key personnel could significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we are not able to retain and motivate our current personnel or effectively add and retain employees, our ability to achieve our strategic objectives, and our business, financial condition, and results of operations will be materially and adversely affected.

Our culture has been critical to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our culture, where the customer is at the beginning and the end in each decision we make, has been critical to our success. We may face a number of challenges that may affect our ability to sustain our corporate culture, including a potential failure to attract and retain employees who embrace and further our culture, any expansion into additional markets, competitive pressures that may divert us from our vision and values, and the integration of new personnel and businesses from acquisitions. If we are not able to maintain our culture as we continue to grow, our business, financial condition, and results of operations could be adversely affected.

Health epidemics, including the ongoing COVID-19 pandemic, have had, and could in the future have, an adverse impact on our business.

Our business and operations could be adversely affected by health epidemics, impacting the markets and communities in which we and our customers, suppliers, merchants, and advertisers operate. The COVID-19 pandemic has caused and may continue to cause significant disruption to business and financial markets worldwide and has impacted global macroeconomic conditions. There is no guarantee that a future outbreak of this or any other widespread epidemics or pandemics will not occur, or that global economies will recover, all of which could harm our business.

We have experienced and may continue to experience uncertainty in our business and the global economy due to the duration and intensity of the COVID-19 pandemic. Supply chain disruptions including those of our vendors and suppliers; constraints in logistics and fulfillment related labor costs including costs to attract and retain employees; modification of our operations, adjustments to our services and technology and other responses to the pandemic have made it challenging to reasonably determine the direct impact the pandemic has had, or may have in the future, on our business and results of operations.

Other factors and uncertainties relating to health epidemics, including the ongoing COVID-19 pandemic include, but are not limited to:

- the severity and duration of the pandemic, including future mutations or related variants of the virus in areas in which we operate;

- evolving macroeconomic factors, including general economic uncertainty, unemployment rates, inflation and recessionary pressures;

- changes in labor markets affecting us and our suppliers;

- unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response;

- the impact of governmental restrictions;

- the pace of recovery as the pandemic subsides;

- the long-term impact of the pandemic on our business, including consumer behaviors; and

- disruption and volatility within the financial and credit markets.

There is no guarantee that a future outbreak of this or any other widespread epidemics or pandemics will not occur, or that global economies will recover, all of which could harm our business.

Our expansion into new geographic markets and offerings and substantial increase in the number of our offerings may expose us to new and increased challenges and risks.

In recent years, we have expanded our offerings, including in consumer electronics, food and grocery, financial services, private-label brands, apparel, streaming content, travel, and export and import offerings, as well as expanded our reach into new geographic markets. Such expansion involves new risks and challenges and may require significant investments. Our lack of familiarity with new markets and new products and services and lack of relevant customer data relating to these new markets or offerings may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand and the potential profitability of a new market, product, or service. We may find it more difficult to inspect and control quality and ensure proper handling, storage, and delivery of new products. We may experience higher return rates on new products, customer complaints about new products and services, and costly liability claims as a result of selling such products and services, any of which would harm our brand and reputation as well as our results of operations. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product or service categories and our profit margin, if any, may be lower than we anticipate, which would materially and adversely affect our results of operations. We cannot assure you that we will be able to recoup our investments in introducing any new product and service categories.

Any harm to our brand or reputation may materially and adversely affect our business, financial condition, and results of operations.

We believe that the recognition and reputation of our brand among our customers, merchants, suppliers, and our workforce has contributed to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Heightened regulatory and public concerns over operation of our business, including but not limited to those related to any ongoing or potential labor and employment disputes, consumer protection and consumer safety issues, and cybersecurity and data security incidents, may subject us to additional legal and reputational risks and increased scrutiny. Further, heightened public attention regarding worker safety and occupational health may subject us to regulatory and media scrutiny. In addition, changes in our services or policies have resulted, and could result, in objections by members of the public, customers, suppliers, merchants and various other groups. From time to time, these objections or allegations, regardless of their veracity, may result in customer dissatisfaction, which could result in government inquiries or substantial harm to our brand, reputation, and prospects.

A public perception that non-authentic, counterfeit, or defective goods are sold on our apps and websites or that we or our merchants do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established, and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition, or increase positive awareness of our apps, websites, products, and services, as well as products sold by merchants through our online marketplace, it may be difficult to maintain and grow our customer base, and our business, financial condition, and results of operations may be materially and adversely affected.

We are subject to risks associated with sourcing and manufacturing goods from countries outside of Korea.

A portion of our sales are dependent on our ability to import finished goods from other countries into Korea. Substantially all of our import operations are subject to customs requirements. The countries from which some of our products are manufactured or exported, or into which our products are imported, may from time to time impose quotas, duties, tariffs, or other restrictions on imports (including restrictions on manufacturing operations) or adversely modify existing restrictions. Changes in Korea, China, the United States, and other foreign government policies regarding international trade, including import and export regulation and international trade agreements, may negatively impact our business. Imports are also subject to unpredictable foreign currency variation which may increase our cost of sales. Adverse changes in these import costs and restrictions, or failure by our suppliers to comply with customs regulations or similar laws, could harm our business.

Our operations are also subject to the effects of international trade agreements and regulations, which may impose requirements that adversely affect our business, such as setting quotas on products that may be imported from a particular country.

Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather, or increased security requirements in Korea and other countries. These issues could delay importation of products or require us to locate alternative ports or transportation or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher costs, which could have a material adverse impact on our business, financial condition, and results of operations.

If our ability to import goods from overseas is negatively impacted by domestic or international trade regulations (including any future customs requirements, tariffs, and quotas implemented in Korea), our ability to maintain a diverse selection of products for our customers and to be able to timely deliver products consistent with our customers' expectations could be harmed, which could materially and adversely impact our future revenue and growth.

We operate in a rapidly changing industry and our business model is continuing to evolve, which makes it difficult to evaluate our business and prospects.

The retail industry in which we operate is characterized by rapidly changing regulatory requirements and industry standards and shifting consumer demands. In addition, our business model continues to evolve and we are continuously evaluating our products and services. As a result of our evolving industry and business model, our future results are uncertain and subject to a number of risks and uncertainties, including our ability to plan for and model future growth, expand our business in existing markets, and enter new markets.

In addition, we have experienced significant revenue growth in prior periods. You should not rely on the revenue growth of any prior period as an indication of our future performance. Many factors may lead to a decline in our growth rate, including increased competition, slowing demand, a failure by us to continue capitalizing on growth opportunities, higher market penetration, and the maturation of our business, and others, including as discussed elsewhere in this "Risk Factors" section. If we fail to continue to grow, our business could be materially and adversely affected and the price per share of our Class A common stock could decline.

We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies that operate in evolving industries subject to increasing regulation. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations would be materially and adversely affected.

If we are unable to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition, and results of operations would be materially and adversely affected.

Our industry is characterized by rapidly changing technology, new mobile applications and protocols, new products and services, new media and entertainment content, including user-generated content, and changing consumer demands and trends. Furthermore, our competitors are continuously developing innovations in personalized search and recommendation, online and offline shopping and marketing, communications, social networking, entertainment, logistics, and other services to enhance the customer experience. Our financial performance depends on our ability to identify, originate, and define retail trends, as well as to anticipate, gauge, and react to changing customer preferences in a timely manner, including seasonal trends in customer spending.

As a result, we continue to invest significant resources in our technology, infrastructure, research and development, and other areas in order to enhance our business and operations, as well as to explore new growth strategies and geographies and introduce new high-quality products and services. If we offer new merchandise or services that are not accepted by our customers, we may make fewer sales and our revenue may fall short of expectations, our brand and reputation could be materially harmed, and we may incur expenses that are not offset by revenue. We may make substantial investments in such new categories and new markets in anticipation of future revenue. If the launch of a new category or a new geography requires greater investment than we expect, if we are unable to attract suppliers and merchants that produce sufficient high-quality, value-oriented merchandise and services, or if the revenue generated from sales of a new item of merchandise or service grows more slowly or produces lower gross profit than we expect, our results of operations could be materially and adversely impacted. Expansion of our offerings may also strain our management and operational resources. We may also face greater competition in specific categories from e-commerce and traditional retailers that are more focused on such categories. It may be difficult to differentiate our offering from other competitors as we offer additional categories of merchandise and services, and our customers may have additional considerations in deciding whether or not to purchase these additional offerings. In addition, the relative profitability, if any, of new categories of merchandise or services may be lower than we have experienced historically, and we may not generate sufficient revenue from sales of these new items to recoup our investments in them.

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies. Our investments and endeavors to develop new growth initiatives and technologies may be hindered by regulatory scrutiny and limitations. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans.

Any failure to innovate and adapt to these changes and developments would have an adverse effect on our business, financial condition, and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the intended benefits of these changes or even experience reduced revenue as a result.

If we fail to retain existing suppliers or merchants or to add new suppliers or merchants, or if our existing suppliers or merchants fail to supply high-quality and compliant merchandise in a timely manner, our business, financial condition, and results of operations will be materially and adversely affected.

We depend on our ability to attract and retain merchants that offer high-quality merchandise and services to our customers at attractive prices and in a timely manner to attract new customers and to keep our existing customers engaged and purchasing from our apps and websites. Similarly, we also must attract and retain suppliers to supply merchandise to us for our owned-inventory selection. We must continue to attract and retain suppliers and merchants in order to increase revenue and achieve profitability.

We may experience supplier or merchant attrition in the ordinary course of business, which could lead to a decrease in the volume and/or selection of merchandise available to our customers, resulting in loss of customers to our competitors. Even if we identify new suppliers, we may not be able to purchase desired merchandise in sufficient quantities on terms acceptable to us, and merchandise from alternative sources may be of a lesser quality or more expensive than those from existing suppliers. Similarly, new merchants may not offer the same selection or value to our customers. In addition, we may have disputes with suppliers and merchants with respect to their compliance with our quality control or other policies and measures and the penalties imposed by us for violation of these policies or measures from time to time, which may cause them to cease doing business with us. Any complaints from merchants may in turn result in a negative impact on our brand and reputation. If we experience significant supplier or merchant attrition, or if we are unable to attract new suppliers or merchants, our revenue and results of operations may be materially and adversely affected. Our inability to purchase suitable merchandise on acceptable terms or to source new suppliers and merchants could have a material adverse effect on our business, financial condition, and results of operations.

Efforts to increase advertising revenue may impact our sales or results of operations.

Growth in our advertising revenue depends on our ability to continue to develop and offer effective tools for advertisers. New advertising formats that take up more space on our apps and websites may impact customer satisfaction, which could impact our sales. As the advertising market generates and develops new concepts and technology, we may incur additional costs to implement more effective products and tools. Continuing to develop and improve these products and tools may require significant time and resources and additional investment. Additionally, changes to our advertising policies and data privacy practices, as well as changes to other companies' advertising and/or data privacy practices have in the past, and may in the future, affect the advertising that we are able to provide, which could harm our business. If we cannot continue to develop and improve our advertising products and tools in a timely fashion, or if our advertising products and tools are not well received by advertisers or customers, our revenue or sales could be materially and adversely affected.

Inventory risks may materially and adversely affect our results of operations.

We are exposed to inventory risks that may materially and adversely affect our results of operations because of seasonality, new product launches, quick changes in product cycles and pricing, defective products, changes in customer demand and spending patterns, changes in customer tastes with respect to our products, spoilage, shrinkage, and other factors. We strive to predict these trends, as overstocking or understocking products we sell could lead to lower sales, missed opportunities, and excessive markdowns, each of which could have a material impact on our business and results of operations. Moreover, once we launch a new product, it may be difficult to determine appropriate product selection and accurately forecast demand, which could increase our inventory risk, resulting in a material adverse effect on our business, financial condition, and results of operations.

The seasonality of our business affects our quarterly results and places an increased strain on our operations.

We have historically experienced seasonal fluctuations in our sales, with higher sales volumes associated with Chuseok, Lunar New Year, and Christmas. Some of these holidays are on the lunar calendar, and thus the associated sales do not always fall in the same quarterly period. We expect to continue to experience seasonal trends in our business, making results of operations variable from quarter to quarter. This variability makes it difficult to predict sales and can result in significant fluctuations in our revenue between periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Any failure to stock or restock popular products in sufficient amounts or to develop sufficient fulfillment and logistics capacity to meet customer demand could adversely affect our results of operations. When we overstock products, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could result in lower margins and higher labor costs as a percentage of sales, which would harm our financial performance.

We may also experience increases in our fulfillment and logistics costs due to promotions, split-shipments, changes to our fulfillment and logistics network, and other arrangements necessary to ensure timely delivery during times of high order volume.

If too many customers access our apps or websites within a short period of time due to increased demand, we may experience system interruptions that make our apps or websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we offer or sell and have an adverse effect on our results of operations. In addition, we may be unable to adequately staff our fulfillment and logistics network, including our independent delivery partners, and customer service centers during these peak periods, which may impact our ability to satisfy seasonal or peak demand. Risks related to our fulfillment and logistics infrastructure described above in the risk factor titled "If we do not successfully operate and manage the expansion of our fulfillment and logistics infrastructure, our business, financial condition, and results of operations could be materially harmed." are magnified during the holiday seasons.

We may expand our operations and offerings into new geographic markets, which would present new challenges and which may prove unsuccessful and materially and adversely affect our business.

We have recently expanded our operations into other Asia Pacific countries where we offer direct on-demand delivery for a limited selection of items. We may further expand our operations into new geographic markets, which would present new risks and challenges and which may prove unsuccessful and materially and adversely affect our business. Further expansion into additional markets would require significant management attention and resources and would require us to localize our offerings to conform to a wide variety of local cultures, business practices, laws, regulations, and policies. Such local cultures, business practices, laws, regulations, and policies in other countries may make it more difficult for us to replicate our business model and anticipate customer demand and preferences. We may be competing with local and international companies that understand the local market better than we do, and we may not benefit from first-to-market advantages. If we are not successful in expanding into particular international markets or in generating revenue from such international operations, our business, financial condition, and results of operations may be materially and adversely affected.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and materially and adversely affect our business, financial condition, and results of operations.

Our success will depend, in part, on our ability to expand our products and services and grow our business in response to changing technologies, customer demands, and competitive pressures. In some circumstances, we may choose to do so through the acquisition of complementary businesses and technologies rather than through organic growth. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. Further, once we have completed an acquisition, we may not be able to successfully integrate the acquired business. We face additional risks in connection with acquisitions, including that:

- an acquisition may negatively affect our financial condition and results of operations because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, data security, products, personnel, accounting or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from us or the acquired company;

- we may encounter difficulties in selling or utilizing any acquired products or services, or we may be unable to do so successfully or at all;

- our use of cash to pay for acquisitions would limit other potential uses for our cash;

- if we incur debt to fund an acquisition, such debt may subject us to material restrictions on our ability to conduct our business, or require us to comply with certain financial maintenance covenants which may adversely affect our ability to conduct our business; and

- if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease or losses per share may increase.

The occurrence of any of these foregoing risks could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on the continued growth of online commerce and the increased acceptance of online transactions by potential customers.

Online commerce is still developing in the markets in which we operate. Our future revenue depends substantially on our customers, suppliers, merchants, and advertisers accepting the Internet as a way to conduct commerce, to purchase goods and services, and to carry out financial transactions. For us to grow our customer base successfully, more customers, merchants, and suppliers must accept and adopt new ways of conducting business and exchanging information, including through mobile devices. Further, service interruptions in Internet access could prevent customers from accessing our apps or websites and placing orders, and frequent interruptions could discourage customers from using our apps or websites, which could cause us to lose customers and harm our results of operations. In addition, we have no control over the costs of the services provided by the telecommunications operators. For more, see the risk factor titled "*Our business depends on network and mobile infrastructure, third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants.*"

Acceptance and use of the Internet are critical to our growth and the occurrence of any one or more of the above challenges could have a material adverse effect on our business, financial condition, and results of operations.

If the mobile solutions available to our merchants and customers are not effective, the use of our apps, websites, and marketplaces could decline.

Purchases made on mobile devices by customers have increased significantly in recent years. Our suppliers and merchants are also increasingly using mobile devices to operate their businesses on our apps and websites. If we are unable to deliver a rewarding experience on mobile devices, our ability and the ability of our merchants to manage and scale our respective businesses may be harmed and, consequently, our business may suffer.

As new mobile devices and operating systems are released, we may encounter problems in developing or supporting applications for them. In addition, supporting new devices and mobile device operating systems may require substantial time and resources.

The success of our mobile applications could also be harmed by factors outside our control, such as:

- actions taken by providers of mobile operating systems or mobile application download stores;
- unfavorable treatment received by our mobile applications, especially as compared to competing applications, such as the placement of our mobile applications in a mobile application download store;
- increased costs to distribute or use our mobile applications; or
- changes in mobile operating systems, such as iOS and Android, that degrade the functionality of our mobile websites or mobile applications or that give preferential treatment to competitive products.

If merchants and customers encounter difficulty accessing or using our apps or websites on their mobile devices, or if they choose not to use our apps or websites on their mobile devices, our business, financial condition, and results of operations may be adversely affected.

Failure to deal effectively with fraudulent activities on our apps or websites would increase our fraud losses and harm our business and could severely diminish merchant and customer confidence in and use of our services.

We face risks with respect to fraudulent activities on our apps or websites and periodically receive complaints from customers who assert they have not received the goods they purchased or that goods they received were fraudulent, from merchants who may not have received payment for goods that were purchased, or from manufacturers or others who assert that their intellectual property is being infringed.

Although we have implemented measures to detect and reduce the occurrence of fraudulent activities, combat bad customer experiences, and increase customer satisfaction, including encouraging reporting of concerns, gating and monitoring higher-risk activities, evaluating merchants on the basis of their transaction history, and restricting or suspending some merchants, we cannot assure you that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among merchants and customers. We will need to evolve to combat fraudulent activities as they develop. Any failure to so evolve could result in loss of customer trust. At the same time, the implementation of additional measures to address fraud could negatively affect the attractiveness of our offerings to customers and merchants, or create friction in our customers' experience.

We rely on Coupang Pay to conduct a substantial amount of the payment processing across our business. If Coupang Pay's services were limited, restricted, curtailed, or degraded in any way, or become unavailable to us or our customers for any reason, our business may be adversely affected.

Coupang Pay, our digital financial services offering, provides our customers with convenient payment processing. These services are critical to our business. We rely on the convenience and ease of use that Coupang Pay provides to our customers and merchants. If the quality, utility, convenience, or attractiveness of Coupang Pay's services declines for any reason, the attractiveness of our offerings to customers and merchants could be harmed.

Coupang Pay is subject to a number of risks, if they were to materialize, that could materially and adversely affect its ability to provide payment processing services to us, including, but not limited to:

- dissatisfaction with Coupang Pay's services or lower use of Coupang Pay by customers and merchants;
- increasing competition, including from other established companies, payment service providers, and companies engaged in other financial technology services;
- changes to rules or practices applicable to payment systems that link to Coupang Pay;
- breach of customers' privacy and concerns over the use and security of information collected from customers and any related negative publicity or liability relating thereto;
- service outages, system failures, or failure to effectively scale the system to handle large and growing transaction volumes;
- increasing costs to Coupang Pay, including fees charged by banks to process transactions through Coupang Pay, which would also increase our cost of revenue;
- negative news about and social media coverage on Coupang Pay, its business, its service offerings, or matters relating to Coupang Pay's data security and privacy; and
- failure to manage customer funds accurately or loss of customer funds, whether due to employee fraud, security breaches, technical errors, or otherwise.

Coupang Pay's services are highly regulated. Coupang Pay is required to comply with numerous complex and evolving laws, rules, and regulations, particularly in the areas of online and mobile payment services. In addition, as Coupang Pay expands the type and reach of its services within Korea and into international markets, it will become subject to additional legal and regulatory risks and scrutiny. Any failure, or deemed failure, by Coupang Pay to comply with existing or new laws, regulations or orders of any governmental authority may subject us to significant fines, penalties, criminal and civil lawsuits; result in additional compliance and licensure requirements; cause us to lose existing licenses or prevent or delay us from obtaining additional licenses that may be required for our business; increase regulatory scrutiny of our business; divert management's time and attention from our business; restrict our operations; lead to increased friction for customers; force us to make changes to our business practices, products or operations; require us to engage in remediation activities; or delay planned transactions, product launches or improvements. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our results of operations and financial condition.

Increases in food, energy, labor, and other costs could materially and adversely affect our results of operations.

Factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, and increased energy costs may increase our operating costs and those of our suppliers and independent contractors. Many of the factors affecting suppliers and independent contractors are beyond the control of these parties. In many cases, these increased costs may cause suppliers and independent contractors to spend less time providing services to our customers or to seek alternative sources of income. Likewise, these increased costs may cause suppliers and independent contractors to pass costs on to us and our customers by increasing prices, which would likely cause order volume to decline, and may cause suppliers or independent contractors to cease operations altogether.

We rely on our merchants to provide a remarkable experience to our customers.

Our marketplace provides many small- and medium-sized businesses with access to customers across Korea. Aggregating their products in one convenient forum provides convenience to customers and an increased business opportunity to merchants. We have policies and procedures to protect both merchants and customers on our marketplace. However, we do not control the merchants, who are independent, third-party businesses. In most cases, the merchants provide fulfillment and arrange for third-party delivery of the orders placed by our customers.

A small portion of customers complain to us about their experience with our merchants. For example, customers may report that they have not received the items that they purchased, that the items received were not as represented by a merchant, or that a merchant has not been responsive to their questions or complaints. We have customer service resources to process such complaints, but we cannot guarantee that these resources have or will resolve all concerns. Similarly, we occasionally identify merchants who are unable to fulfill orders within a timeframe or in a manner consistent with customer expectations.

Negative publicity and sentiment generated as a result of these types of complaints or any associated enforcement action taken against merchants could reduce our ability to attract and retain our merchants and customers or damage our reputation. A perception that our levels of responsiveness and support for our merchants and customers are inadequate could have similar results. In some situations, we may choose to reimburse our customers for their purchases, but we may not be able to recover the funds we expend for those reimbursements. Although we focus on enhancing customer service, our efforts may be unsuccessful and our merchants and customers may be disappointed in their experience and not return.

Anything that prevents the timely processing of orders or delivery of goods to our customers could harm our merchants. Service interruptions and delivery delays may be caused by events that are beyond the control of our merchants, such as transportation disruptions, natural disasters, inclement weather, (including as a result of climate change), terrorism, public health crises, or political unrest. Additionally, disruptions in the operations of a substantial number of our merchants could also result in negative experiences for a substantial number of our customers, which could harm our reputation and brand. If our customers have a negative experience in the purchase of these products, whether due to quality or timing of delivery, our business, financial condition, and results of operations could be adversely affected.

Changes to our customer satisfaction program could increase our expenses.

Our customer satisfaction program protects customers from fraudulent transactions, as well as if they do not receive the items ordered or if the items received are significantly different from their descriptions. The risk of loss from our customer satisfaction program is specific to individual customers and transactions, and may also be impacted by modifications to this program resulting from changes in regulatory requirements, or changes that we decide to implement, such as expanding the scope of transactions covered. Increases in our expenses, including as a result of changes to our customer satisfaction program, could negatively impact our business.

We are subject to payment-related risks, and if payment processors are unwilling or unable to provide us with payment processing services or impose onerous requirements on us in order to access their services, or if they increase the fees they charge us for these services, our business, financial condition, and results of operations could be materially and adversely affected.

We accept payments using a variety of methods, including credit and debit cards, money transfers, and Coupang Pay. For certain payment methods, including credit and debit cards, we pay bank interchange and other fees. These fees may increase over time, which would increase our operating costs and adversely affect our results of operations. We use third parties to provide payment processing services, including the processing of credit and debit cards. Our business may be disrupted for an extended period of time if any of these companies becomes unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from customers or facilitate other types of online payments, and our business could be harmed. Moreover, although the payment gateways we use are contractually obligated to indemnify us with respect to liability arising from fraudulent payment transactions, if such fraudulent transactions are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

Our business depends on network and mobile infrastructure, third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants.

A key element of our strategy is to generate a high volume of traffic on, and use of, our apps and websites. Our reputation and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our customer base and the amount of information shared on our apps and websites continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on data centers and equipment and related network infrastructure to handle the traffic on our apps and websites. The operation of these systems is complex and could result in operational failures. In the event that the volume of traffic of our customers exceeds the capacity of our current network infrastructure or in the event that our customer base or the amount of traffic on our apps and websites grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults, or other unexpected events or causes, could affect the security or availability of our apps and websites and prevent our customers from accessing our apps and websites. If sustained or repeated, these performance issues could reduce the attractiveness of our products and services. In addition, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Any interruption or inadequacy that causes performance issues or interruptions in the availability of our apps or websites could reduce customer satisfaction and result in a reduction in the number of customers purchasing our products and services.

We depend on the development and maintenance of the Internet and mobile infrastructure. This includes maintenance of reliable Internet and mobile infrastructure with the necessary speed, data capacity, and security, as well as timely development of complementary products, for providing reliable Internet and mobile access. We also use and rely on services from other third parties, such as our telecommunications services and credit card processors, and those services may be subject to outages and interruptions that are not within our control. Failures by our telecommunications providers may interrupt our ability to provide phone support to our customers and distributed denial-of-service attacks directed at our telecommunication service providers could prevent customers from accessing our apps or websites. In addition, we have in the past and may in the future experience down periods where our third-party credit card processors are unable to process the online payments of our customers, disrupting our ability to receive customer orders. Our business, financial condition, and results of operations could be adversely affected if for any reason the reliability of our Internet, telecommunications, payment systems, and mobile infrastructure is compromised.

We offer our products through our apps and websites using the data centers of Amazon Web Services ("AWS"), a provider of cloud infrastructure services. We rely on the Internet to communicate with our customers and merchants and, accordingly, depend on the continuous, reliable, and secure operation of Internet servers, related hardware and software, and network infrastructure. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS and its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party Internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS and we cannot quickly or easily switch our operations to another third-party cloud infrastructure service provider. A prolonged AWS service disruption affecting our apps or websites could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs in connection with switching to or using alternative cloud services or taking other actions in preparation for, or in reaction to, events that impact our ability to use AWS services. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our apps and websites.

AWS enables us to access and use its service offerings in varying amounts and sizes, and across multiple regions. AWS provides us with cloud infrastructure services pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement for any reason by providing us with at least two years' notice. AWS may also terminate the agreement for cause upon 30 days' notice, which, in certain instances, is subject to our right to issue an escalation notice, if (i) we are in material breach of the agreement and the material breach remains uncured for a period of 30 days from receipt of notice of such breach, (ii) our use of the service offerings under the agreement (a) poses a security risk to the AWS service offerings or any third party, (b) risks adversely impacting AWS' systems, the AWS service offerings, or the systems or content of any other AWS customer, or (c) risks subjecting AWS or its affiliates to liability, and in each case, such acts or omissions that are curable are not cured within such 30 day period, (iii) we or our end users are not in compliance with the AWS acceptable use policy or the licensing terms and restrictions set out in the agreement, and such acts or omissions that are curable are not cured within such 30 day period, (iv) we fail to resolve a dispute involving payment of fees, and the disputed amount is not paid within a defined escalation period, except that AWS must first use commercially reasonable efforts to complete a dispute resolution process before terminating the agreement under such provision, and (v) in order to comply with applicable law or binding orders of governmental entities. AWS may also discontinue a service offering that it makes generally available to its customers by providing us with at least 12 months' prior notice, except that AWS is not obligated to provide such notice if the discontinuation is necessary to address an emergency or threat to the security or integrity of AWS, respond to claims, litigation, or loss of license rights related to third-party intellectual property rights, or to comply with law or the requests of a government entity. AWS agrees that it will not make any such discontinuation in a manner that applies only to us, and not to the other AWS customers generally or to a subset of AWS customers. Termination or suspension of the AWS agreement or the underlying service offerings may harm our ability to access data centers we need to host our apps and websites or to do so on similar terms as those we have with AWS.

We also rely on e-mail service providers, bandwidth providers, Internet service providers, and mobile networks to deliver e-mail and "push" communications to customers and to allow customers to access our apps and websites. Any damage to, or failure of, our systems or the systems of our third-party data centers or our other third-party providers could result in interruptions to the availability or functionality of our apps and websites. As a result, we could lose customer data and miss order fulfillment deadlines, which could result in decreased sales, increased overhead costs, excess inventory, and product shortages. If for any reason our arrangements with our data centers or third-party providers are terminated or interrupted, such termination or interruption could materially and adversely affect our business, financial condition, and results of operations. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We could experience additional expense in arranging for new facilities, technology, services, and support. In addition, the failure of our third-party data centers or any other third-party providers to meet our capacity requirements could result in interruption in the availability or functionality of our apps and websites.

The satisfactory performance, reliability, and availability of our apps, websites, transaction processing systems, and technology infrastructure are critical to our reputation and our ability to attract and retain customers, as well as to maintain adequate customer service levels. Our revenue depends on the number of customers who shop on our apps and websites and the volume of orders that we can handle. Unavailability of our apps or websites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially and adversely affect customer perception of our brand. Any slowdown or failure of our apps, websites, or the underlying technology infrastructure could harm our business, reputation, and ability to attract, retain, and serve our customers.

The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event, or a decision to close our third-party data centers on which we normally operate or the facilities of any other third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our apps and websites. If a natural or man-made disaster, pandemic, blackout, or other unforeseen event were to occur that disrupted the ability to obtain an Internet connection, we may experience a slowdown or delay in our operations.

In addition, certain of our hardware, including data servers, are located at an offsite data center, and certain other equipment is located within our headquarters. Such infrastructure systems are vulnerable to damage or interruption as a result of war, floods, fires, power loss, telecommunications failures, human error, and other similar events. While we have some limited disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. Our disaster recovery and data redundancy plans may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur, our business, financial condition, and results of operations may be adversely affected.

Our business could be disrupted by catastrophic occurrences and similar events.

Our business and the infrastructure on which our business relies is vulnerable to damage or interruption from catastrophic occurrences, such as earthquakes, floods, fires, extreme weather events (whether as a result of climate change or otherwise), power loss, telecommunication failures, criminal acts, sabotage, other intentional acts of violence, vandalism and misconduct, war, civil unrest, terrorist attacks, geopolitical events, including those related to hostilities between North Korea and Korea, disease, such as the COVID-19 pandemic, and similar events. For example, in June 2021, there was a fire at our Deokpyeong fulfillment center which caused extensive damage to our fulfillment center and delayed delivery. Our Korean corporate offices and certain of the data centers in which we operate are located in regions known for seismic activity. Despite any precautions we may take, the occurrence of a natural or man-made disaster or other unanticipated problems at our facilities or the facilities of our cloud providers could result in disruptions, outages, and other performance and quality problems. Moreover, the frequency and intensity of weather events related to climate change are increasing, which could increase the likelihood and severity of such disasters as well as related damage and business interruption. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and revenue generated from our business. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support the development of our various apps and websites and expansion of our commercial offerings, and will require additional funds for such development and expansion. We may need additional funding for marketing expenses and to develop and expand sales resources, develop new features or enhance our marketplace or other offerings, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we might need or may want to engage in future equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our apps and websites, support our business growth and respond to business challenges could be significantly impaired, and our business, financial condition, and results of operations may be adversely affected.

The terms of any additional debt we may incur in the future could restrict our ability to effectively conduct our operations. Furthermore, if we raise capital through the issuance of additional equity securities, the new equity securities could have rights senior to those of our Class A common stock. Because our decision to raise additional capital will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future debt or equity financings, or terms on which any such financings may be completed.

Restrictions in our credit agreements could materially and adversely affect our operating flexibility.

We are party to a senior unsecured revolving credit facility as well as various other credit agreements. Our credit agreements may limit our ability to, among other things:

- incur or guarantee additional debt;
- make certain investments and acquisitions;
- make certain restricted payments and prepayments of certain indebtedness;
- incur certain liens or permit them to exist; and
- make fundamental changes and dispositions (including dispositions of equity interests of any subsidiary guarantors).

Our revolving credit facility also contains covenants requiring us to maintain certain financial ratios. The provisions of our revolving credit facility may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our revolving credit facility could adversely affect our business, financial condition, and results of operations. In addition, a failure to comply with the provisions of our revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of outstanding amounts under our revolving credit facility is accelerated, our assets may be insufficient to repay such amounts in full, and our common stockholders could experience a partial or total loss of their investment. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

We have remediated the material weaknesses previously reported in our internal control over financial reporting, but if we fail to properly manage our internal control over financial reporting on a go forward basis, future material weaknesses could be identified that could result in a material misstatement in our financial statements.

We have remediated the material weaknesses that we previously identified for the years ended December 31, 2021 and 2020 by implementing and enhancing our control procedures. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In order to properly manage our internal control over financial reporting, we may need to take additional measures, including system migration and automation, and we cannot be certain that the measures we have taken, and expect to take, to improve our internal controls will be sufficient to ensure that our internal controls will remain effective and eliminate the possibility that other material weakness or deficiencies may develop or be identified in the future. Implementing any changes to our internal controls may distract our officers and employees and require expenditures to implement new process or modify our existing processes. If we experience future material weaknesses or deficiencies in internal controls and we are unable to correct them in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission, will be adversely affected. Any such failure could result in investors losing confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be adversely affected, and we could become subject to litigation or investigations by the New York Stock Exchange (the "NYSE"), the SEC, Korean authorities, or other regulatory authorities, which could require additional financial and management resources and materially and adversely affect our business and results of operations.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and the NYSE regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the price per share of our Class A common stock could decline.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel. In addition, as a public company we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Likewise, our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting. If our management is unable to certify the effectiveness of our internal control or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal control, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation, and the price per share of our Class A common stock could decline. Further, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, our business could be adversely affected and the price per share of our Class A common stock price could decline.

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of Exchange Act, the corporate governance requirements of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could adversely affect our business, financial condition, and results of operations.

We may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested and will continue to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities.

In addition to changes in the legal landscape, we intend to continue innovating in our existing business and expand into new business opportunities. These new business opportunities could present new and unfamiliar legal risks. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

As a result of the disclosure obligations required of a public company, our business and financial condition are more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and could adversely affect our business, financial condition, and results of operations. In addition, as a public company, we may be subject to heightened governmental scrutiny or actions or proceedings brought by governmental regulators, which may exacerbate some or all of the foregoing risks.

Risks Related to Labor and Employment

If we are unable to recruit, train, and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to recruit, train, and retain qualified personnel, particularly technical, fulfillment, marketing, infrastructure, customer service center, and other back office functions and operational personnel. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives.

Our fulfillment infrastructure requires a substantial number of workers, and these positions tend to have higher than average turnover. During certain periods of the pandemic, we observed an emerging trend of shortage of labor supply for our workforce, which, if the trend continues, will increase our labor costs and could make it difficult to hire and deploy a sufficient number of people to operate our fulfillment network as efficiently as we would like. Failure to hire and retain capable fulfillment, delivery personnel, and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in Korea have increased in connection with heightened scrutiny of workplace conditions in connection with the COVID-19 pandemic. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions, political climate, and business needs. These adjustments, however, may not be sufficient to allow us to address the various challenges we face or improve our results of operations and financial performance as expected.

Any failure to address these fulfillment infrastructure risks and uncertainties could materially and adversely affect our financial conditions and results of operations.

We are subject to fair trade, labor, employment, and workplace health and safety laws and regulations in Korea and other jurisdictions, which continue to evolve and have and will continue to affect some of our operations and our financial performance.

We have a workforce consisting of thousands of employees and independent contractors. We are subject to laws and regulations relating to labor and employment, including requirements on how we recruit, hire, employ, manage, train, discipline, and separate employees and independent contractors in all jurisdictions where we do business, including Korea.

We have been and will continue to be subject to inspections, investigations, disputes, and litigation relating to these labor and employment laws and regulations.

Additional laws and regulations affecting our operations may be adopted in the future. The impact of any new laws or regulations or our failure to comply with these laws and regulations may adversely affect our business, financial condition, and results of operations.

Union activities could affect our business.

The Constitution of the Republic of Korea provides workers with rights to collective bargaining and collective action. Currently, some of our workforce are members of labor unions, with which we are currently negotiating collective bargaining agreements. Unionization of more of our employees or any of our independent delivery partners may occur and could have an adverse impact on our business, financial condition, or results of operations.

Our business could be adversely affected from an accident, health and safety incident, or workforce disruption.

Our fulfillment and logistics processes and related activities, as well as our last mile delivery logistics activities are subject to significant regulation. For example, Korean laws and regulations specify very broad and technical safety and health obligations on the employer and service recipient company. Breach of such obligations could result in penalties, such as criminal sanctions, administrative fines, and corrective measure orders. The Korean Ministry of Employment and Labor may also order work suspension or use suspension of machinery/equipment if it identifies harmful or dangerous conditions in the workplaces. A breach of the above obligations by the employer or the service recipient company may result in potential civil liability. If we are unable to timely adapt to changing norms and requirements around maintaining a safe workplace, it could cause employee illness, accidents, or worker discontent.

While we maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our fulfillment or last mile delivery activities. For example, in June 2021, there was a fire at our Deokpyeong fulfillment center which caused extensive damage to our property and inventories and resulted in a material write-off for 2021. In addition, our business was negatively impacted by, but not limited to, delay in delivery, response to investigations in relation to the fire, and compensation for damages caused. Further, negative publicity related to workforce safety could have an adverse effect on our business, prospects, financial condition, and results of operations.

Risks Related to Doing Business in Korea

There are special risks involved with investing in Korean companies, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executive officers of our Korean affiliates.

Our wholly-owned subsidiary, Coupang Corp., is a Korean company, and Coupang Corp. and its Korean affiliates operate in a business and cultural environment that is different from that of other countries. For example, under the Foreign Exchange Transaction Act of Korea, if the Korean government determines that in certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Economy and Finance of Korea prior to entering into a capital markets transaction, repatriating interest, dividends or sales proceeds arising from Korean securities or from the disposition of such securities or other transactions involving foreign exchange. Although investors hold shares of our Class A common stock, Coupang Corp. may experience adverse risks and in turn could adversely impact our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our Class A common stock.

We also have significant subsidiaries in Korea that have statutory financial statement filing requirements. They are subject to disclosure requirements by the Korean regulators, which will involve periodical public filings of financial information under local accounting standards. These local accounting standards may differ from those of U.S. GAAP.

In addition, under Korean law, there are circumstances in which certain executive officers of a company may be investigated or held criminally liable either directly or vicariously for the actions of the company and its executives and employees. For example, complaints alleging infringement of intellectual property rights, breaches of certain Korean laws (e.g., labor standards laws and fair trade laws), and product-related claims may be investigated and prosecuted as criminal offenses with both the company and the company's executive officers being named as defendants in such proceedings. These risks change over time.

As a result of these current and changing risks, our Korean affiliates' executive officers have in the past been named, and may be named in the future, in criminal investigations or proceedings stemming from our operations. In Korea, company executive officers being named in such investigations or proceedings is a common occurrence, even though in practice many such cases result in no liability to the individual. If our executive officers were to be named in such criminal proceedings or held either directly or vicariously criminally liable for the actions of the company and its executives and employees, our business, financial condition, and results of operations may be harmed.

Coupang Corp.'s transactions with its subsidiaries and affiliates may be restricted under Korean fair trade regulations.

Coupang Corp. enters into business relationships and transactions with its subsidiaries and affiliates, which are subject to scrutiny by the Korean Fair Trade Commission (the "KFTC") as to, among other things, whether such relationships and transactions constitute undue financial support among companies in the same business group. If, in the future, the KFTC determines that Coupang Corp. has engaged in transactions that violate the fair trade laws and regulations, it may be subject to an administrative and/or criminal fine, surcharge or other actions, which may have an adverse effect on our business, financial condition, and results of operations.

Our Korean subsidiary, Coupang Corp., and a group of companies affiliated with it have been designated an affiliated group under Korean law, which would require that group of companies to make certain disclosures and implement additional corporate governance requirements.

Our Korean subsidiary, Coupang Corp., and a group of companies affiliated with it have been designated as a business group subject to disclosure under the Korean Monopoly Regulation and Fair Trade Act. This designation - which is reviewed and may be re-designated under the Korean Monopoly Regulation and Fair Trade Act by the KFTC on an annual basis — imposes additional corporate governance and public disclosure requirements on the subsidiary entities (which could also be applied to individual executives). These requirements will also create additional costs of compliance and subject the group of affiliated companies to greater regulatory scrutiny and risk of penalties for any failure to comply with the additional obligations imposed.

Coupang Corp. is subject to certain requirements and restrictions under Korean law that may, in certain circumstances, require it to act in a manner that may not be in our or our stockholders' best interest.

Under applicable Korean law, directors of a Korean company, such as Coupang Corp., owe a fiduciary duty to the company itself rather than to its stockholders. This fiduciary duty obligates directors of a Korean company to perform their duties faithfully for the good of the company as a whole. As a result, if circumstances arise in which the good of Coupang Corp., conflicts with the good of Coupang, Inc. or our stockholders, Coupang Corp. may not be permitted under applicable Korean law to act in a manner that is in the best interest of Coupang, Inc., as its parent, or our stockholders. For example, providing guarantees or collateral by Coupang Corp. in favor of Coupang, Inc., as its parent, without a justifiable cause and on other than arm's length terms may cause breach of a fiduciary duty of directors to Coupang Corp.

Approval by the board of directors of a Korean company is required for, among other things, all transactions between a director or major stockholder (including a 10% or more stockholder) and the company for the director's or the major stockholder's account. As a result, intercompany transactions between us and Coupang Corp. (or any other Korean subsidiary we may own, from time to time), could arise in the future in which the directors of the Korean subsidiary are not able to act in ours or our stockholders' best interest as a result of competing interests of the subsidiary. Since substantially all of our operations are conducted by Coupang Corp., any such occurrence with respect to Coupang Corp. could adversely affect our business, financial condition, and results of operations.

Coupang Corp.'s transactions with related parties are subject to close scrutiny by the Korean tax authorities, which may result in adverse tax consequences.

Under Korean tax law, there is an inherent risk that Coupang Corp.'s transactions with its subsidiaries, affiliates or any other person or company that is related to us may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm's-length basis. If the Korean tax authorities determine that any of its transactions with related parties were on other than arm's-length terms, it may not be permitted to deduct as expenses, or may be required to include as taxable income, any amount which is found to be undue financial support between related parties in such transaction, which may have adverse tax consequences for us and, in turn, may adversely affect our business, financial condition, and results of operations.

A focus on regulating copyright and patent Infringement by the Korean government subjects us to extra scrutiny in our operations and could subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

The Korean government has recently focused on addressing copyright and patent infringement in Korea, particularly with respect to luxury and brand name merchandise. Despite measures we have taken to address copyright and patent infringement, the Korean government may subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

Our business may be adversely affected by developments that negatively impact the Korean economy and uncertainties in economic conditions that impact spending patterns of our customers in Korea.

We have historically generated a substantial majority of our revenue from sales in Korea. Our future performance will depend in large part on Korea's future economic growth. Adverse developments in Korea's economy as a result of various factors, including economic, political, legal, regulatory, and social conditions in Korea may have an adverse effect on customer spending, which may not allow us to achieve our desired revenue growth. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty as the Korean economy is closely tied to, and is affected by developments in, the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, inflationary pressures, elevated interest rates and the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the KRW relative to the USD and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. Further declines in the Korea Composite Stock Price Index, large amounts of sales of Korean securities by foreign investors, and subsequent repatriation of the proceeds of such sales may adversely affect the value of the KRW, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy or the global economy could adversely affect our business, financial condition, and results of operations.

Potential developments that could have an adverse impact on Korea's economy include:

- declines in customer confidence, decreases in consumer disposable income, a slowdown in customer spending and higher levels of unemployment;

- adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe, and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom's exit from the European Union;

- adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the KRW, the USD, the euro or other exchange rates, or the revaluation of the Chinese Renminbi), interest rates, inflation rates, or stock markets;

- increased sovereign default risk of select countries and the resulting adverse effects on the global financial markets;

- investigations of large Korean business groups and their senior management for possible misconduct;

- a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

- the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China's economy, which is one of Korea's most important export markets;

- the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

- social or labor unrest;

- substantial changes in the market prices of Korean real estate;

- a decrease in tax revenue and a substantial increase in the Korean government's expenditures for fiscal stimulus measures, unemployment compensation, and other economic and social programs that, together, would lead to an increased government budget deficit;

- financial problems or lack of progress in the restructuring of certain Korean conglomerates, certain other large troubled companies, or their suppliers;

- loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

- increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

- geopolitical uncertainty and risk of further attacks by terrorist groups around the world;

- the occurrence of severe health epidemics in Korea or other parts of the world;

- deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

- political uncertainty or increasing strife among or within political parties in Korea;

- hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;

- an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States;

- political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets;

- natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

- changes in financial regulations in Korea.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the KRW and other currencies against the USD has fluctuated, and may continue to fluctuate and is affected by, among other things, changes in political and economic conditions. It is difficult to predict how market forces or Korean or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the KRW and the USD in the future.

A substantial percentage of our revenue and costs are denominated in KRW and the Chinese Renminbi, and a significant portion of our financial assets are also denominated in KRW, while a substantial portion of our debt is denominated in USD. We are a holding company and we may receive dividends, loans and other distributions on equity paid by our operating subsidiaries in Korea. Any significant fluctuations in the value of the KRW may materially and adversely affect our liquidity and cash flows. For example, the depreciation of the KRW and other foreign currencies against the USD typically results in a material increase in the cost of fuel and equipment purchased from outside of Korea and the cost of servicing debt denominated in currencies other than the KRW. As a result, any significant depreciation of the KRW or other major foreign currencies against the USD may have a material adverse effect on our results of operations. If we decide to convert our KRW into USD for the purpose of repaying principal or interest expense on our outstanding USD-denominated debt, making payments for dividends on our Class A common stock, or other business purposes, depreciation of the KRW or other foreign currencies against the USD would have a negative effect on the USD amount we would receive. Conversely, to the extent that we need to convert USD into KRW for our operations, appreciation of the KRW against the USD would have an adverse effect on the KRW amount we would receive.

Tensions with North Korea could have an adverse effect on our business, financial condition, results of operations, and the price per share of our Class A common stock.

Relations between Korea and North Korea have fluctuated over the years. Tension between Korea and North Korea may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea's nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea.

North Korea's economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Since April 2018, North Korea has held a series of bilateral summit meetings with Korea and the United States to discuss peace and denuclearization of the Korean peninsula. However, North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain.

Further tensions in North Korean relations could develop due to a leadership crisis, breakdown in high-level inter-Korea contacts or military hostilities. Alternatively, tensions may be resolved through reconciliatory efforts, which may include peace talks, alleviation of sanctions or reunification. We cannot assure you that future negotiations will result in a final agreement on North Korea's nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any increase in the level of tension between Korea and North Korea, an outbreak in military hostilities or other actions or occurrences, could adversely affect our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our Class A common stock.

New legislative proposals may expose our business to additional risks from litigation, regulation, and government investigations.

We are subject to changing laws and regulations everywhere we do business, including in Korea. For example, the KFTC is increasingly focused on regulating various new industries including online platform companies. The KFTC takes the position these regulations could apply to the Company. Any additional regulations on e-commerce companies which may apply to us could have an adverse effect on our business, financial condition, and results of operation.

Additional enacted or proposed regulations include numerous consumer related provisions in the online shopping industry, as well as environmental or climate related legislation that could impact the use of diesel trucks for transportation. Implementation of any of these regulations could have an adverse effect on our business

Finally, the Act on Punishment for Serious Accidents, etc. (the "Serious Accidents Act") became effective in, 2022. The Serious Accidents Act imposes enhanced liability (including criminal liability) on businesses, managers, and individuals who are responsible for causing loss of life by failing to fulfill duties relating to workplace safety and health or risk prevention. The Serious Accidents Act provides the potential for criminal punishment, public disclosure of punishment, and monetary damages, including punitive damages up to five times the actual damages suffered. The Serious Accidents Act extends potential liability to a wider group of persons than under pre-existing law, including those who oversee safety and health matters for the business concerned and also general managers of the business.

These are just some examples of how our business could be affected by changing regulations. If these proposals are enacted and implemented, our Korean subsidiary, Coupang Corp. (and its Korean subsidiaries), could face substantial costs and management could be required to spend significant time and attention on these matters, which would divert our focus from our core business. This could adversely affect our business, financial condition, and results of operations.

As Coupang Corp. is incorporated in Korea, it may be more difficult to enforce judgments obtained in courts outside Korea.

Coupang Corp. is incorporated in Korea, most of its directors and executive officers reside in Korea, and a substantial majority of its assets and the personal assets of its directors and executive officers are located in Korea. As a result, it may be more difficult for investors to effect service of process in the United States upon it or its directors or executive officers or to enforce against it or its directors or executive officers judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the United States or similar judgments obtained in other courts outside Korea. There is doubt as to the enforceability in Korean courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Risks Related to Laws, Regulation, and Intellectual Property

The nature of our food delivery services, including Coupang Eats and Rocket Fresh, could subject us to potential liability for foodborne illnesses experienced by our customers.

Our Coupang Eats service delivers food prepared by independent restaurants and our Rocket Fresh service delivers fresh food to customers. The business of delivering ready-to-eat and fresh food presents risks related to food freshness, cleanliness, and quality. Whether or not they are true, reports of food-borne illnesses could adversely impact our reputation and results of operations, regardless of whether our customers actually suffer such illnesses. Food-borne illnesses and other food safety issues have occurred in the global food industry in the past and could occur in the future. In addition, customer preferences could be affected by health concerns about the consumption of food provided on Coupang Eats and Rocket Fresh, even if those concerns do not directly relate to food items available on our Coupang Eats and Rocket Fresh websites. A negative report, whether related to a delivery under Coupang Eats or Rocket Fresh or to a competitor, may have an adverse impact on demand for food delivery and could result in decreased orders. A decrease in orders as a result of these health concerns could adversely affect our business, financial condition, and results of operations.

Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control. If customers become ill from food-borne illnesses, we and/or merchants on Coupang Eats could be forced to temporarily suspend the Coupang Eats or Rocket Fresh businesses, in whole or in part. Furthermore, any instances of food contamination, whether or not they are related to us, could subject us or restaurants to additional regulations.

The nature of our delivery logistics, including those related to our own delivery services and our services that use independent delivery partners, exposes us to potential liability and expenses for legal claims that could adversely affect our business, financial condition, and results of operations.

We face risks relating to our delivery services. We use independent delivery partners to deliver prepared food and some packages. For example, on top of the tens of thousands of individuals that have signed up as Coupang Flex partners, we have contracted with other Delivery Service Providers (DSPs). Similarly, our Coupang Eats service delivers food prepared by independent restaurants using the services of independent EDPs. Third parties have in the past and could in the future assert legal claims against us relating to safety incidents associated with delivery drivers. Orders made via Rocket Delivery and Coupang Eats are delivered by drivers of motor vehicles. Some drivers delivering orders via these services have been involved in motor vehicle accidents, and some drivers may be involved in motor vehicle accidents in the future.

We believe that our independent delivery partners are independent contractors because, among other things, they choose whether, when, and where to provide these services, provide these services at days and times that are convenient for them (or not at all), are free to hold other jobs and provide services to our competitors, provide a vehicle to perform delivery services, decide for themselves how best to perform their services, and are under no long-term or exclusive commitment to us. However, if the classification of any of our independent delivery partners as independent contractors were to be challenged by legislation, regulation or legal interpretation, the costs associated with defending, settling, or resolving these matters could be material to our business. Further, any such reclassification would require us to change our business model, including our Coupang Eats service, and consequently have an adverse effect on our business, financial condition, and results of operations.

We have incurred and may continue to incur expenses relating to legal claims on these matters. The frequency of such claims is unpredictable. We could experience diversion of attention by management to address these claims, and such claims can result in significant costs to investigate and defend, regardless of their merits. These claims could adversely affect our business, financial condition, and results of operations.

Failure by our suppliers or merchants to comply with product safety, intellectual property, or other laws may subject us to liability, damage our reputation and brand, and harm our business.

Much of the merchandise we sell on our apps and websites are subject to regulation by Korean laws or administrative agencies. Failure of our suppliers to provide merchandise that complies with all applicable laws, including, without limitation, product safety and intellectual property regulations and statutes, could result in liability, damage to our reputation and brand, increased enforcement activity or litigation, and increased legal costs.

Certain merchandise in the past has been, and could in the future be, subject to recalls and other remedial actions. Such recalls and voluntary removal of merchandise could result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could have an adverse effect on our business, financial condition, and results of operations.

We have in the past become subject to fair trade claims and regulatory actions relating to allegedly false statements on our apps or websites about merchandise and their quality and have been fined by the KFTC.

Similarly, failure of our merchants to provide merchandise that complies with all applicable laws could result in liability relating to our marketplace, damage to our reputation and brand, increased enforcement activity or litigation, and increased legal costs.

We have in the past been subject to third-party lawsuits and complaints relating to some of our suppliers' and merchants' use of parallel importing, which allows them, other than those with exclusive sale rights in Korea, to also sell merchandise of a particular brand in Korea, so long as the merchandise is purchased from a valid source outside of Korea and the supply chain is documented. We cannot assure you that we will be successful in defending against these claims.

We have also received in the past, and we may receive in the future, communications alleging that certain items provided by suppliers or listed by merchants on our apps and/or websites infringe upon third-party copyrights, trademarks, and trade names or other intellectual property rights of others. Although we have sought to prevent and eliminate the listings of such goods, they may be listed on our apps or websites in the future and we may be held liable to those parties claiming an infringement of their intellectual property rights. Although we have a service quality management team that is responsible for monitoring reports of listing, display, and sales of pirated, counterfeited, prohibited, regulated, or faulty merchandise and services, such items may nevertheless be listed, displayed, or sold on our apps or websites and may subject us to potential lawsuits, sanctions, fines, or other penalties, which could adversely affect our business. For more, see "Risks Related to Intellectual Property—We may be accused of infringing intellectual property rights of third parties."

Government regulation of the Internet, e-commerce, and mobile commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, e-commerce, and mobile commerce ("m-commerce"). Existing, proposed, and future regulations and laws could change our liabilities and impede the growth of the Internet, e-commerce, or m-commerce. These regulations and laws may involve taxes, tariffs, consumer protection, competition and antitrust, privacy and data security, anti-spam, content protection, electronic contracts and communications, and gift cards, among other topics. It is not clear how existing laws governing issues such as property ownership, fair trade, sales and other taxes, and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, e-commerce, and m-commerce. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation or our business or result in proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our apps and websites by customers and merchants, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.

Any failure to protect our apps, websites, networks, and systems against security breaches or otherwise protect our confidential information could damage our reputation and brand and adversely affect our business, financial condition, and results of operations.

Our business employs websites, networks, and systems through which we collect, maintain, transmit, and store data about our customers, merchants, suppliers, advertisers, and others, including personally identifiable information, as well as other confidential and proprietary information. We rely on encryption and authentication technology in an effort to securely transmit confidential and sensitive information. However, security breaches or other security incidents have in the past and could in the future result in the inadvertent or unauthorized use or disclosure of confidential and sensitive information we collect, store, or transmit, or otherwise enable third parties to gain unauthorized access to this information such as our inadvertent exposure of limited customer information within our App that occurred during an upgrade in 2021 and was remediated within an hour. In addition, our apps, websites, networks, and systems are subject to security threats, including hacking of our systems, denial-of-service attacks, viruses, malicious software, ransomware, break-ins, phishing attacks, social engineering, security breaches, or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our apps, websites, networks, and systems, or that we otherwise maintain. Such risks extend not only to our own apps, websites, networks, and systems, but also to those of third-party services providers and our customers, contractors, business partners, vendors, and other third parties. Moreover, techniques used to obtain unauthorized access to or sabotage systems change frequently and are becoming increasingly sophisticated and may not be known until launched against us or our third-party service providers, increasing the difficulty of detecting and defending against such threats. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships. As a result of any security breach, our reputation and brand could be damaged, our business could suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation, or regulatory action and possible liability. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security, and other laws, and cause significant legal and financial exposure, adverse publicity, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition, and results of operations.

We are also subject to regulations relating to privacy and use of confidential information of our users, including, among others, Korea's Personal Information Protection Act and related legislation, regulations and orders (the "PIPA"), China's Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Protection of Information Act (Korea), and the Credit Information Act in Korea that specifically regulates certain sensitive personal information. PIPA requires consent by the consumer with respect to the use of his or her data and requires the persons responsible for management of personal data to take the necessary technological and managerial measures to prevent data breaches and, among other duties, to notify the Personal Information Protection Commission of any data breach incidents within 24 hours. Failure to comply with PIPA in any manner may subject these persons responsible to personal liability for not obtaining such consent in an appropriate manner or for such breaches, including even negligent breaches, and violators face varying penalties ranging from monetary penalties to imprisonment. We strive to take the necessary technological and managerial measures to comply with PIPA, including the implementation of privacy policies concerning the collection, use, and disclosure of subscriber data on our apps and websites, and we regularly review and update our policies and practices. Despite these efforts to comply with PIPA, these rules are complex and evolving, subject to interpretation by government regulators which may change over time and therefore we are subject to the risk of claims by regulators of failure to comply with PIPA. Any failure, or perceived failure, by us to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against us and certain of our executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action, could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and merchants, and could have an adverse effect on our business, financial condition, and results of operations.

In addition, the California Consumer Privacy Act of 2018 (the "CCPA"), which came into effect in 2020, creates individual privacy rights for certain persons and increases the privacy and security obligations of entities handling certain personal data. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal data, opt out of certain personal data sharing, and receive detailed information about how their personal data are used. Failure to comply with the CCPA creates additional risks including enforcement by the California attorney general, private rights of actions for certain data breaches, and damage to reputation. The CCPA may increase our compliance costs and potential liability with respect to our operations in California. Additionally, a new California ballot initiative, the California Privacy Rights Act, was voted into law in November 2020, which imposes additional data protection obligations on companies doing business in California and creates a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Several additional U.S. states have enacted similar laws to the CCPA and we expect more states to follow.

In addition, the European Union adopted the General Data Protection Regulation (the "GDPR"), which became effective in May 2018. The GDPR may impose additional obligations and risk upon our business, and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our business.

We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. In addition, legislative and regulatory bodies, or self-regulatory organizations, may expand or change their interpretations of current laws or regulations, or enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, and consumer protection. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may harm our ability to attract new customers or retain existing customers, or otherwise adversely affect our business, financial condition, and results of operations.

Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such practices could adversely affect our business, financial condition, and results of operations.

We are subject to claims, litigation, governmental audits, inspections, investigations, and various legal proceedings, and face potential liability, expenses for legal claims, and harm to our business.

From time to time, we are subject to claims, litigation, governmental audits, inspections, investigations, and other legal proceedings relating to issues such as employment and labor, worker classification and assignment, worker pay, hours and benefits, labor relations including union and collective bargaining issues, employment authorization and immigration, worker safety, intellectual property (including patent, trademark and copyright), product safety, personal injury, privacy, information security, tax compliance, import/export regulations, foreign exchange regulations, licenses and permits, food safety, medical products, drugs and devices, financial services, antitrust, securities regulation, and fair trade matters, consumer protection, and environmental issues. As our operations are predominantly based in Korea, we are, and may from time to time become subject to investigations by Korean government authorities, including investigations related to Antitrust, Fair Trade, Labor and Employment and other matters. See the section titled "Business—Legal Proceedings" for additional information about these types of legal proceedings.

Legal proceedings are inherently uncertain, and any judgment, ruling, fine, penalty or injunctive relief entered against us or any adverse settlement in current or other future matters could result in harm to our reputation, sanctions, consent decrees, injunctions, or orders requiring a change in our business practices or otherwise negatively affect our business, results of operations, and financial condition. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations, and financial condition.

We have implemented an anti-corruption compliance program and policies, procedures, and training, however, our employees, consultants, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, results of operations, and prospects.

Any violation of applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and severe criminal or civil sanctions, any of which could have a materially adverse effect on our reputation, business, financial performance, and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

We are subject to governmental economic and trade sanctions laws and regulations and violations of such laws could subject us to liabilities, penalties, and other potential consequences.

We are subject to governmental, economic and trade sanctions laws and regulations in a number of countries, which restrict or prohibit transactions and dealings (including the sale, supply, or sourcing of products and services) with certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions. We may have in the past, and could in the future, violate economic and trade sanctions laws and regulations. As such, we have and may from time to time in the future submit as warranted voluntary disclosures concerning potential violations of economic and trade sanctions laws and regulations to relevant governmental authorities or otherwise be subject to review by such authorities.

If we are found to be in violation of economic and trade sanctions laws and regulations, it could result in administrative, civil, and/or criminal fines, penalties and/or other remedial obligations. We may also be adversely affected through other penalties, business disruption, reputational harm, loss of access to certain markets and customers, or otherwise. In addition, any change to economic and trade sanctions laws and regulations, shift in the enforcement or scope of existing regulations or change in the countries, government, or persons targeted by such regulations could impact our ability to engage in transactions and dealings with certain parties and countries and could harm our business.

A failure to comply with current laws, rules and regulations or changes to such laws, rules, and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations, or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules, and regulations or the promulgation of new laws, rules, and regulations applicable to us and our business, including those relating to the Internet and e-commerce, Internet advertising and price display, consumer protection, economic and trade sanctions, tax, payments, foreign exchange regulations, banking, data security, network and information systems security, data protection, and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our offerings, limit marketing methods and capabilities, affect our margins, increase costs, or subject us to additional liabilities.

Additionally, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and e-commerce that may relate to liability for information retrieved from or transmitted over the Internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, network and information systems security, behavioral and online advertising, taxation, liability for third-party activities, quality of services, and consumer protection. Further, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Additionally, the law relating to liability of online service providers is currently unsettled. Lawmakers and governmental agencies have in the past and could in the future require changes in the way our business is conducted that might create increased legal liability for online retailers and service providers. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material effect on our operations.

Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs.

Our business is subject to a wide range of laws and regulations related to environmental and other matters. Such laws and regulations have become increasingly stringent over time. We may experience increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory standards. New regulations, such as those relating to the storage, transportation, and delivery of the products that we sell, might adversely impact operations or make them more costly. In addition, as an owner and operator of commercial real estate, we may be subject to liability under applicable environmental laws for clean-up of any contamination at our facilities. We cannot be sure that we have identified all such contamination, that we know the full extent of our obligations with respect to contamination of which we are aware, or that we will not become responsible for additional contamination not yet discovered. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons and the environment. Unfavorable changes in, failure to comply with, or increased costs to comply with environmental laws and regulations could adversely affect our results of operations and financial condition.

We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

The protection of our intellectual property rights may require the expenditure of significant financial, managerial, and operational resources. The steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. Any of our current or future patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our pending patent and trademark applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and the amount of compensation for damages can be limited in certain jurisdictions. Further, we may not be able to prosecute or otherwise obtain all necessary or desirable patent or trademark applications at a reasonable cost or in a timely manner. Even if issued, these patents or trademarks may not adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent, trademark and other intellectual property rights are applied on a case-by-case basis and it is generally difficult to predict the results of any litigation relating to such matters. Additionally, others may independently develop or otherwise acquire equivalent, "design-around" or superior technology or intellectual property rights. We may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

Although our terms of use prohibit the sale of counterfeit items or any items infringing upon third parties' intellectual property rights in our marketplace and we have implemented measures to exclude goods that have been determined to violate our terms of use, we may not be able to detect and remove every item that may infringe on the intellectual property rights of third parties. As a result, we have received in the past, and may receive in the future, complaints alleging that certain items listed or sold on our apps or websites infringe upon the intellectual property rights of third parties, which could lead to actual disputes and lawsuits relating to intellectual property infringement.

The e-commerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation or investigations for many companies. We are currently party to litigation or disputes related to intellectual property rights of third parties, and we expect we will continue to be subject to such litigation, disputes, and investigations in the future, some of which may be material. Any intellectual property litigation or investigations to which we might become a party, or for which we are required to provide indemnification, may require us to, among other things, (i) cease selling certain products, (ii) make substantial payments for legal fees, settlement payments, or other costs or damages, (iii) change our processes or technology, obtain license(s), which may not be available on reasonable terms or at all, to use the relevant technology or process, or (iv) redesign the allegedly infringing processes to avoid infringement, misappropriation or violation.

Whether or not these claims are resolved in our favor, they could divert the resources of our management and adversely affect our reputation, business, financial condition, and results of operations.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and solutions.

We use, and expect to continue to use, open source software in our software and systems. The licenses applicable to open source software typically require that the source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties of infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. We have not conducted an open source license review and may inadvertently use open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in the licensing of our technologies or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement or change the use of the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities, or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our apps or websites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Taxes

Changes in the tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our apps and websites and our financial results.

The Korean National Tax Service or the Korean Ministry of Economy and Finance may attempt to introduce new tax regimes in alignment with the Korean government's recent international-tax overhaul attempt to address the tax challenges arising from the digitalization of the economy including e-commerce. This may lead the Korean government to impose additional or new regulations on our business or levy additional or new sales, income or other taxes relating to our activities. New or revised tax regulations may subject us or our customers to additional sales, income, and other taxes. We cannot predict the effect of current attempts to impose sales, income, or other taxes on e-commerce. New or revised taxes could increase the cost of doing business online and decrease the attractiveness of advertising and selling merchandise and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have a material and adverse effect on our business, financial condition, and results of operations.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.

We are subject to taxes in the United States, Korea, China, and other foreign jurisdictions where we operate. We are a Delaware corporation that is treated as a domestic corporation for U.S. federal income tax purposes. Under the rules of the Internal Revenue Code of 1986, as amended (the "Code"), we may be subject to U.S. federal income tax on a substantial portion of any income earned by our non-U.S. affiliates, regardless of whether that income is distributed to us, although it may be possible to offset some or all of any U.S. tax liability with credits for non-U.S. income taxes paid by the non-U.S. affiliates. These rules are extremely complicated, and their impact on us will depend on the results of our future operations and cannot be predicted or quantified at this time.

Our effective tax rate could fluctuate due to changes in the proportion of our earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses; changes in excess tax benefits of equity-based compensation expense; changes in the valuation of, or our ability to use, deferred tax assets; and the applicability of withholding taxes.

Our effective tax rate in a given financial statement period may be materially impacted by:

- Changes in tax laws, regulations, and treaties, or the interpretation thereof,

- the practices of tax authorities in jurisdictions in which we operate,

- tax policy initiatives and reforms under consideration,

- changes to existing accounting rules or regulations, or

- changes to our ownership or capital structure.

The income tax rules and regulations in the jurisdictions in which we operate are constantly under review by taxing authorities and other governmental bodies. New tax laws or changes to current tax laws (which changes may have retroactive application) could adversely affect our results of operations as well as our stockholders.

We are subject to audit by U.S. and foreign tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our business could be adversely impacted. Additionally, the taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our consolidated financial statements could fail to reflect adequate reserves to cover such a contingency.

Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a "permanent establishment" under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

Any resulting fluctuations in our tax obligations and effective tax rate could materially and adversely affect our results of business, financial condition, and results of operations.

Our Korean and U.S. affiliates' ability to use net operating loss carryforwards may be limited.

As of December 31, 2022, our Korean affiliates had approximately $3.3 billion of net operating losses ("NOLs") carryforwards available to reduce future taxable income, which will begin to expire in 2025. Under legislative changes made in December 2022, the utilization of NOL carryforwards is generally limited to 80% of taxable income in the year of utilization.

Realization of these NOL carryforwards depends on our future taxable income and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results.

We maintain a valuation allowance on all our Korean net deferred tax assets as we have determined that it is more likely than not that we would not recognize the benefits of these assets. For additional information, see Note 7 — "Income Taxes" in Part II, Item 8 - "Financial Statements and Supplementary Data" in our consolidated financial statements.

Risks Related to Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with Bom Kim, who beneficially holds all of our Class B common stock representing in the aggregate 76.0% of the voting power of our capital stock.

All of our shares of Class B common stock, which has 29 votes per share, are beneficially held by Bom Kim, our Founder and Chief Executive Officer. Our Class A common stock, which is the stock we list on the NYSE, has one vote per share. Our Class A common stock and Class B common stock vote together as a single class on all matters, except as otherwise required by applicable law or our certificate of incorporation. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. Upon any conversion of shares of Class B common stock into shares of Class A common stock, the voting power of any existing holder of Class A common stock in any vote of the Class A common stock voting separately as a class will be diluted to the extent of the additional shares of Class A common stock issued as a result of the conversion, but because there will be fewer shares of Class B common stock outstanding as a result of such a conversion, the voting power of any existing holder of Class A common stock in any vote of all shares of capital stock voting together as a class will increase because there will be fewer shares of the higher vote Class B common stock outstanding. Because of the 29-to-one voting ratio between our Class B and Class A common stock, the Class B common stock held by Mr. Kim represent, in the aggregate, 76.0% of the combined voting power of our capital stock as of December 31, 2022. The control by Mr. Kim of a majority of the combined voting power will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may defer, prevent, or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders. Mr. Kim also has the ability to control our management and major strategic investments as a result of his position as our Chief Executive Officer. Although Mr. Kim owes a fiduciary duty to our stockholders as a board member and officer, as a stockholder, Mr. Kim is entitled to vote his shares in his own interest, which may not always be in the interest of our stockholders generally. Similarly, a reduction in Mr. Kim's shareholdings could impact his ability to control corporate matters.

We cannot predict the effect our dual class structure may have on the price per share of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. The dual class structure of our common stock would make us ineligible for inclusion in these and certain other indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect our value compared to similar companies that are included in such indices. As a result, the price per share of our Class A common stock could decline or remain depressed.

In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock could cause stockholder advisory firms to recommend withholding votes against our directors, publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could cause the price per share of our Class A common stock to decline.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. As a result, the market price of shares of our Class A common stock is likely to be volatile, and investors in our Class A common stock may experience a decrease, which could be substantial, in the price of their Class A common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of shares of our Class A common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this "Risk Factors" section and this Form 10-K and the following:

- actual or anticipated fluctuations in our results of operations;

- overall performance of the equity markets and the economy as a whole;

- changes in the financial projections we may provide to the public or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

- actual or anticipated changes in our growth rate relative to that of our competitors;

- changes in the anticipated future size or growth rate of our addressable markets;

- announcements of new products, or of acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments, by us or by our competitors;

- additions or departures of board members, management, or key personnel;

- rumors and market speculation involving us or other companies in our industry;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber security in Korea or globally;

- lawsuits or investigations threatened or filed against us;

- other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

- health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses; and

- sales or expectations with respect to sales of shares of our Class A common stock by us or our security holders.

In addition, stock markets with respect to newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. We are currently subject to a putative securities class action litigation and we may be subject to additional securities related litigation and claims in the future. Any such securities litigation or claims could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, and results of operations. For additional information about the litigation in which we are involved, see "Item 3 — Legal Proceedings".

Sales of our Class A common stock in the public market could cause the price per share of our Class A common stock to decline.

Sales of a substantial number of shares of Class A common stock into the public market, particularly sales by our directors, executive officers, or principal stockholders, or the perception that these sales might occur, could cause the price of our Class A common stock to decline. As of December 31, 2022, we had 1,597,804,374 shares of Class A common stock outstanding. We have also registered shares of Class A common stock that we may issue under our employee equity incentive plans. These shares will be able to be sold freely in the public market upon issuance, subject to applicable vesting requirements, compliance by affiliates with Rule 144, and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

The holders of approximately 40% of our shares of our Class A and Class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could cause the price per share of our Class A common stock to decline.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation, or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and we cannot assure that the provisions will be enforced by a court in those other jurisdictions.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

We lease our principal executive office in Seattle, Washington and additional office space in Korea, the United States and throughout Asia. We lease or own approximately 47 million square feet of fulfillment and logistics space throughout Korea, as well as other parts of Asia and the United States. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3.   Legal Proceedings

From time to time, we are subject to legal proceedings, claims, litigation, governmental audits, inspections, investigations, and other various proceedings in the ordinary course of business. We have received, and may in the future continue to receive, claims, litigation, governmental audits, inspections, and investigations relating to issues such as employment and labor, worker classification and assignment, worker pay, hours and benefits, labor relations including union and collective bargaining issues, employment authorization and immigration, health and safety, workplace harassment, workplace sexual harassment, intellectual property (including patent, trademark, and copyright), product safety, personal injury, privacy, information security, tax compliance, import/export regulations, foreign exchange regulations, licenses and permits, food safety, medical products, drugs and devices, financial services, antitrust and fair trade matters, consumer protection, and environmental issues.

The results of any current or future claims, litigation, governmental audits, inspections, or investigations cannot be predicted with certainty. Regardless of the outcome, these claims, proceedings and investigations could have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our brand and reputation, and other factors.

The most significant of our current legal proceedings are described in Note 13 — "Commitments and Contingencies", in Part II, Item 8 - "Financial Statements and Supplementary Data", and risks relating to legal matters are described elsewhere in this Form 10-K, see "Item 1A. Risk Factors."

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Market for Common Stock

Our Class A common stock is traded on the New York Stock Exchange under the symbol "CPNG." Our Class B common stock is not listed or traded on any stock exchange.

Holders of Common Stock

As of February 17, 2023, there were 47 holders of record of our Class A common stock and one holder of record of our Class B common stock. Because some of our shares of class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. Additionally, we may enter into agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our capital stock. The ability of certain subsidiaries to pay dividends to Coupang, Inc. is restricted due to terms which require the subsidiaries to meet certain financial covenants. In addition, Coupang, Inc.'s Korean subsidiaries, have certain regulatory restrictions that only allow dividend payments to be made while maintaining a positive net equity balance or if dividends are paid out of the current year's income, if any. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors our board of directors may deem relevant.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of Coupang, Inc. under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the S&P 500 Index ("S&P 500") and the S&P 500 Retailing Index ("S&P 500 Retailing"). The graph assumes $100 was invested at the market close on March 11, 2021, which was the first day our Class A common stock began trading. Data for the S&P 500 Index and S&P 500 Retailing Index assume reinvestment of dividends. The graph uses the closing market price on March 11, 2021 of $49.25 per share as the initial value of our Class A common stock. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



Issuer Purchases of Equity Securities, Sales of Unregistered Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

None.

Sales of Unregistered Equity Securities

None.

Use of Proceeds

The Registration Statement on Form S-1 (File No. 333-253030) for our IPO of our Class A common stock was declared effective by the SEC on March 10, 2021. There has been no material change in the planned use of proceeds from our IPO as described in our final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act and other periodic reports previously filed with the SEC.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K ("Form 10-K"). This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note Regarding Forward-Looking Statements" in this Form 10-K. You should review the disclosure in Part I—Item 1A. "Risk Factors" in this Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading e-commerce retailer in Korea with operations in the United States, Japan, Taiwan, Singapore and China. We believe that we are the preeminent online destination in the market because of our broad selection, low prices, and exceptional delivery and customer experience across our owned inventory selection as well as products offered by third-party merchants. Our unique end-to-end integrated fulfillment, logistics, and technology network enables Rocket Delivery, which provides free, next-day delivery for orders placed anytime of the day, even seconds before midnight—across millions of products. Our structural advantages from complete end-to-end integration, investments in technology, and scale economies generate higher efficiencies that allow us to pass savings to customers in the form of lower prices. The capabilities we have built provide us with opportunities to expand into other offerings and geographies.

We believe the true measure of our success will be shareholder value created over the long term. Our long-term investments in building a differentiated technology-orchestrated network and customer-facing functionality have helped build a business that we expect will deliver significant growth and cash flows at scale. We have in turn successfully reinvested to expand into new offerings, such as with our owned-inventory selection, Rocket WOW membership, Rocket Fresh, Coupang Eats, and Coupang Play, among others. We will continue to reinvest cash flows generated by our established offerings into new initiatives and innovations for our customers. We plan to invest and maximize value for customers and shareholders in the long term over optimizing our short-term results.

Beginning in the first quarter of 2022, we organized our operations into two segments: Product Commerce and Developing Offerings. These segments reflect the way management evaluates its business performance and manages its operations. See Note 3 — "Segment Reporting" to the consolidated financial statements included elsewhere in Part II, Item 8 of this Annual Report on Form 10-K.

Product Commerce primarily includes core retail (owned inventory) and marketplace offerings (third-party merchants) and Rocket Fresh, our fresh grocery offering, as well as advertising products associated with these offerings. Revenues from Product Commerce are derived primarily from online product sales of owned inventory to customers in Korea and from commissions earned from merchants that sell products through our mobile application and website.

Developing Offerings primarily includes more nascent offerings and services, including Coupang Eats, our restaurant ordering and delivery service, Coupang Play, our online content streaming service, fintech, certain international initiatives, as well as advertising products associated with these offerings. Revenues from Developing Offerings are primarily generated from online restaurant ordering and delivery services provided on our mobile applications and websites.

Initial Public Offering

On March 15, 2021, we completed our initial public offering ("IPO") in which we issued and sold 100,000,000 shares of our Class A common stock at an IPO price of $35.00 per share. We received net proceeds of $3.4 billion after deducting underwriting discounts of $69 million and other offering costs.

Immediately prior to effectiveness of our IPO registration statement on Form S-1, Coupang, LLC, a Delaware limited liability company, converted into a Delaware corporation pursuant to a statutory conversion, which changed our name to Coupang, Inc. ("Corporate Conversion").

As a result of the Corporate Conversion and IPO, our redeemable convertible preferred units ("preferred units") and common units (which included common units designated as profits interests ("PIUs")), in each case, automatically converted into an equal number of shares of Class A or Class B common stock, except with respect to a conversion adjustment to certain PIUs, which reduced the outstanding common units designated as PIUs that converted into the shares of Class A common stock. Also, our convertible notes were automatically converted into 171,750,446 shares of our Class A common stock. For additional information related to the Corporate Conversion and IPO, see Note 14 — "Redeemable Convertible Preferred Units and Stockholders'/Members' Equity (Deficit)" and Note 15 — "Convertible Notes and Derivative Instrument" in Part II, Item 8 - "Financial Statements and Supplementary Data" in our consolidated financial statements.

Fulfillment Center Fire

In June 2021, a fire extensively damaged our Deokpyeong fulfillment center ("FC Fire") resulting in a loss of the inventory, building, equipment, and other assets at the site. Inventory and property and equipment losses from the FC Fire of $158 million and $138 million were recognized in "Cost of sales" and "Operating, general and administrative", respectively, in 2021.

While we are insured on property losses from the FC Fire, investigations surrounding the fire continue. In December 2022, we received a refundable insurance cash advance payment of $79 million, which is included within other current liabilities and reflected as an inflow for operating cash flows. We have not recognized any insurance benefit in our consolidated statements of operations to date. Whether and to what extent the advance will become non-refundable or additional proceeds will be received is currently unknown.

Key Financial and Operating Highlights:

	2022	2021	% Change
Total net revenues	$ 20,582,615	$ 18,406,372	12 %
Total net revenues, constant currency[(1)]	$ 23,235,971	$ 17,850,617	26 %
Gross profit[(2)]	$ 4,709,873	$ 2,951,128	60 %
Net loss[(4)]	$ (92,042)	$ (1,542,590)	(94)%
Net loss margin	(0.4)%	(8.4)%	
Adjusted EBITDA[(1)]	$ 381,212	$ (747,636)	NM[(3)]
Adjusted EBITDA margin[(1)]	1.9 %	(4.1)%	
Net cash provided by (used in) operating activities	$ 565,439	$ (410,578)	NM[(3)]
Free cash flow[(1)]	$ (245,641)	$ (1,082,377)	(77)%
Segment adjusted EBITDA:			
Product Commerce	$ 605,838	$ (360,896)	NM[(3)]
Developing Offerings	$ (224,626)	$ (386,740)	(42)%

(1) Total net revenues, constant currency; total net revenues growth, constant currency; adjusted EBITDA; adjusted EBITDA margin; and free cash flow are non-GAAP measures. See "Non-GAAP Financial Measures" and "Reconciliation of GAAP to Non-GAAP Measures" below for the reconciliation of the Non-GAAP measures with their comparable amounts prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(2) Gross profit is calculated as total net revenues minus cost of sales, and for 2021 includes $158 million related to inventory losses from the FC Fire.

(3) Non-meaningful.

(4) Net loss for 2021 includes $296 million in losses recognized during the second quarter of 2021 related to the FC Fire.

Key Business Metrics and Non-GAAP Financial Measures

Key Business Metrics

	Three Months Ended December 31,	
(in thousands, except net revenues per Active Customer)	2022	2021
Active Customers	18,115	17,936
Total net revenues per Active Customer	$ 294	$ 283

Active Customers

As of the last date of each reported period, we determine our number of Active Customers by counting the total number of individual customers who have ordered at least once directly from our apps or websites during the relevant period. A customer is anyone who has created an account on our apps or websites, identified by a unique email address. The change in Active Customers in a reported period captures both the inflow of new customers as well as the outflow of existing customers who have not made a purchase in the period. We view the number of Active Customers as a key indicator of our potential for growth in total net revenues, the reach of our network, the awareness of our brand, and the engagement of our customers.

Net Revenues per Active Customer

Net revenues per Active Customer is the total net revenues generated in a period divided by the total number of Active Customers in that period. A key driver of growth is increasing the frequency and the level of spend of Active Customers who are shopping on our apps or websites. We therefore view net revenues per Active Customer as a key indicator of engagement and retention of our customers and our success in increasing the share of wallet.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures provide investors with additional useful information in evaluating our performance. These non-GAAP financial measures may be different than similarly titled measures used by other companies.

Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with U.S. GAAP. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with U.S. GAAP. These measures should only be used to evaluate our results of operations in conjunction with the corresponding U.S. GAAP measures.

Non-GAAP Measure	Definition	How We Use The Measure
Free Cash Flow	• Cash flow from operations Less: purchases of property and equipment, Plus: proceeds from sale of property and equipment.	• Provides information to management and investors about the amount of cash generated from our ongoing operations that, after purchases and sales of property and equipment, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet, including paying down debt, and paying dividends to stockholders.
Adjusted EBITDA	• Net income (loss), excluding the effects of: - depreciation and amortization, - interest expense, - interest income, - other income (expense), net, - income tax expense (benefit), - equity-based compensation, - impairments, and - other items not reflective of our ongoing operations.	• Provides information to management evaluate and assess our performance and allocate internal resources. • We believe Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by investors and other interested parties in evaluating companies in the e-commerce industry for period-to-period comparisons as they remove the impact of certain items that are not representative of our ongoing business, such as material non-cash items and certain variable charges.
Adjusted EBITDA Margin	• Adjusted EBITDA as a percentage of total net revenues.	
Constant Currency Revenue	• Constant currency information compares results between periods as if exchange rates had remained constant. • We define constant currency revenue as total revenue excluding the effect of foreign exchange rate movements, and use it to determine the constant currency revenue growth on a comparative basis. • Constant currency revenue is calculated by translating current period revenues using the prior period exchange rate.	• The effect of currency exchange rates on our business is an important factor in understanding period-to-period comparisons. Our financial reporting currency is the U.S. dollar ("USD") and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. For example, our business generates sales predominantly in Korean Won ("KRW"), which are favorably affected as the USD weakens relative to the KRW, and unfavorably affected as the USD strengthens relative to the KRW. • We use constant currency revenue and constant currency revenue growth for financial and operational decision-making and as a means to evaluate comparisons between periods. We believe the presentation of our results on a constant currency basis in addition to U.S. GAAP results helps improve the ability to understand our performance because they exclude the effects of foreign currency volatility that are not indicative of our actual results of operations.
Constant Currency Revenue Growth	• Constant currency revenue growth (as a percentage) is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates.	

Reconciliation of GAAP to Non-GAAP Measures

Free Cash Flow

(in thousands)	2022	2021
Net cash provided by (used in) operating activities	$ 565,439	$ (410,578)
Adjustments:		
Purchases of land and buildings	(226,587)	(215,062)
Purchases of equipment	(597,675)	(458,601)
Total purchases of property and equipment	$ (824,262)	$ (673,663)
Proceeds from sale of property and equipment	13,182	1,864
Total adjustments	$ (811,080)	$ (671,799)
Free cash flow	$ **(245,641)**	$ **(1,082,377)**
Net cash used in investing activities	$ (848,254)	$ (675,525)
Net cash provided by financing activities	$ 247,352	$ 3,576,850

Adjusted EBITDA and Adjusted EBITDA Margin

(in thousands)	2022	2021
Total net revenues	$ 20,582,615	$ 18,406,372
Net loss	**(92,042)**	**(1,542,590)**
Net loss margin	(0.4)%	(8.4)%
Adjustments:		
Depreciation and amortization	230,965	201,480
Interest expense	27,169	45,358
Interest income	(52,798)	(8,645)
Income tax (benefit) expense	(1,063)	1,002
Other expense, net	6,715	10,913
Equity-based compensation	262,266	249,345
FC Fire Losses	—	295,501
Adjusted EBITDA	$ **381,212**	$ **(747,636)**
Adjusted EBITDA margin	1.9 %	(4.1)%

Constant Currency Revenue and Constant Currency Revenue Growth

(in thousands)	2022			2021			Year over Year Growth	
	As Reported	Exchange Rate Effect	Constant Currency Basis	As Reported	Exchange Rate Effect	Constant Currency Basis	As Reported	Constant Currency Basis
Consolidated								
Net retail sales	$ 18,338,177	$ 2,364,020	$ 20,702,197	$ 16,487,975	$ (497,832)	$ 15,990,143	11 %	26 %
Net other revenue	2,244,438	289,336	2,533,774	1,918,397	(57,923)	1,860,474	17 %	32 %
Total net revenues	$ 20,582,615	$ 2,653,356	$ 23,235,971	$ 18,406,372	$ (555,755)	$ 17,850,617	12 %	26 %
Net Revenues by Segment								
Product Commerce	$ 19,954,594	$ 2,572,396	$ 22,526,990	$ 17,837,717	$ (538,586)	$ 17,299,131	12 %	26 %
Developing Offerings	628,021	80,960	708,981	568,655	(17,169)	551,486	10 %	25 %
Total net revenues	$ 20,582,615	$ 2,653,356	$ 23,235,971	$ 18,406,372	$ (555,755)	$ 17,850,617	12 %	26 %

Results of Operations

(in thousands)	2022	2021	2020	% Change 2022 vs 2021	2021 vs 2020
Net retail sales	$ 18,338,177	$ 16,487,975	$ 11,045,096	11 %	49 %
Net other revenue	2,244,438	1,918,397	922,243	17 %	108 %
Total net revenues	**20,582,615**	**18,406,372**	**11,967,339**	**12 %**	**54 %**
Cost of sales	15,872,742	15,455,244	9,981,102	3 %	55 %
Operating, general and administrative	4,821,892	4,445,090	2,502,231	8 %	78 %
Total operating cost and expenses	**20,694,634**	**19,900,334**	**12,483,333**	**4 %**	**59 %**
Operating loss	**(112,019)**	**(1,493,962)**	**(515,994)**	**(93)%**	**190 %**
Interest income	52,798	8,645	10,991	NM[1]	(21)%
Interest expense	(27,169)	(45,358)	(107,762)	(40)%	(58)%
Other (expense) income, net	(6,715)	(10,913)	149,900	(38)%	NM[1]
Loss before income taxes	**(93,105)**	**(1,541,588)**	**(462,865)**	**(94)%**	**NM[1]**
Income tax (benefit) expense	(1,063)	1,002	292	NM[1]	NM[1]
Net loss	**$ (92,042)**	**$ (1,542,590)**	**$ (463,157)**	**(94)%**	**NM[1]**

(1) Non-meaningful.

A discussion regarding our financial condition and results of operations for 2021 compared to 2020 can be found under Part II, Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for 2021.

Total Net Revenues

We categorize our total net revenues as (1) net retail sales and (2) net other revenue. Total net revenues incorporate reductions for estimated returns, promotional discounts, and earned loyalty rewards and exclude amounts collected on behalf of third parties, such as value added taxes. We periodically provide customers with promotional discounts to retail prices, such as percentage discounts and other similar offers, to incentivize increased customer spending and loyalty. These promotional discounts are discretionary and are reflected as reductions to the selling price and revenue recognized on each corresponding transaction. Loyalty rewards are offered as part of revenue transactions to all retail customers, whereby rewards are earned as a percentage of each purchase, for the customer to apply towards the purchase price of a future transaction. We defer a portion of revenue from each originating transaction, based on the estimated standalone selling price of the loyalty reward earned, and then recognize the revenue as the loyalty reward is redeemed in a future transaction, or when they expire. The amount of the deferred revenue related to these loyalty rewards is not material.

(in thousands)	2022	2021	% Change As Reported	Constant Currency
Net retail sales	$ 18,338,177	$ 16,487,975	11 %	26 %
Net other revenue	2,244,438	1,918,397	17 %	32 %
Total net revenues	**$ 20,582,615**	**$ 18,406,372**	**12 %**	**26 %**

Net retail sales represent the majority of our total net revenues which we earn from online product sales of our owned inventory to customers. Net other revenue includes revenue from commissions earned from merchants that sell their products through our apps or websites. We are not the merchant of record in these transactions, nor do we take possession of the related inventory.

Net other revenue also includes consideration from online restaurant ordering and delivery services performed by us, as well as advertising services provided on our apps or websites. We also earn subscription revenue from memberships to our Rocket WOW membership program, which is also included in net other revenue.

Net revenues by segment was as follows:

			% Change	
(in thousands)	2022	2021	As Reported	Constant Currency
Product Commerce	$ 19,954,594	$ 17,837,717	12 %	26 %
Developing Offerings	628,021	568,655	10 %	25 %
Total net revenues	**$ 20,582,615**	**$ 18,406,372**	**12 %**	**26 %**

The increases in Product Commerce net revenues are primarily due to continued growth in our Active Customers and total net revenues per Active Customer, driven by increased product selection of our owned inventory, and increased customer engagement across more product categories.

The increase in Developing Offerings net revenues is primarily from an increase in the average spend from Active Customers using our Eats offering, partially offset by a decrease in those customers.

Cost of Sales

Cost of sales primarily consists of the purchase price of products sold directly to customers where we record revenue gross, and includes logistics costs. Inbound shipping and handling costs to receive products from suppliers are included in inventory and recognized in cost of sales as products are sold. Additionally, cost of sales includes outbound shipping and logistics related expenses, delivery service costs from our restaurant delivery business, and depreciation and amortization expense.

The increase in cost of sales was primarily attributable to increased volume resulting from increased sales and customer demand. Cost of sales as a percentage of revenue decreased from 84.0% for 2021 to 77.1% for 2022 primarily due to our efforts around supply chain optimization and increased volume in higher margin offerings. Cost of sales as a percentage of revenue for 2021 was also negatively impacted by $158 million in non-recurring inventory losses related to the FC Fire.

Operating, General and Administrative Expenses

Operating, general and administrative expenses include all our operating costs excluding cost of sales, as described above. More specifically, these expenses include costs incurred in operating and staffing our fulfillment centers (including costs attributed to receiving, inspecting, picking, packaging, and preparing customer orders), customer service related costs, payment processing fees, costs related to the design, execution, and maintenance of our technology infrastructure and online offerings, advertising costs, general corporate function costs, and depreciation and amortization expense.

The increase in operating, general and administrative expenses primarily reflects the growth we have achieved in our overall business. While our advertising expenses increased $172 million to support growth and expansion, this is primarily the result of lower advertising expenses we incurred in the prior two years due to COVID-related impacts. The increases in our operating, general and administrative expenses were partially offset by property, equipment and other non-recurring losses of $138 million recognized in 2021 related to the FC Fire.

Operating, general and administrative expenses as a percentage of revenue decreased from 24.1% for 2021 to 23.4% for 2022 primarily related to improved operating leverage as well as property, equipment and other non-recurring losses from the FC Fire recognized in 2021, partially offset by increases in advertising expenses.

Interest Expense

Interest expense primarily consists of interest on our short-term borrowings and long-term debt, and our convertible notes issued in our 2018 convertible note financing.

The decrease in interest expense was primarily attributable to the conversion of our convertible notes into shares of our Class A common stock as a result of the Corporate Conversion and our IPO during the first quarter of 2021.

Interest Income

Interest income primarily consists of interest earned on our deposits held with financial institutions.

The increase in interest income was primarily related to an increase in interest rates on our deposits with various financial institutions.

Segment Adjusted EBITDA

The operating performance measure of each segment is segment adjusted EBITDA. Segment adjusted EBITDA is defined as loss before income taxes for a period before depreciation and amortization, interest expense, interest income, income tax expense (benefit), other income (expense), net, equity-based compensation, impairments, and other items that we do not believe are reflective of our ongoing operations associated with our segments.

(in thousands)		2022		2021	% Change
Product Commerce	$	605,838	$	(360,896)	NM[(1)]
Developing Offerings		(224,626)		(386,740)	(42)%
Consolidated adjusted EBITDA	$	**381,212**	$	**(747,636)**	**NM[(1)]**

(1)   Non-meaningful.

The improvement in Product Commerce segment adjusted EBITDA was primarily due to an increase in net revenues, improved margins from supply chain optimization, an increased percentage of revenues earned from higher margin revenue offerings, and improved operating leverage.

The improved Developing Offerings segment adjusted EBITDA was the result of lower advertising and promotional costs as well as lower delivery costs per order associated with Coupang Eats, offset by continued investments in licensed content for Coupang Play as well as our international expansion.

Liquidity and Capital Resources

Liquidity

Liquidity is a measure of our ability to access sufficient cash flows to meet the short-term and long-term cash requirements of our business operations. Our primary sources of liquidity are cash on hand, supplemented through various debt financing arrangements and sales of our equity securities. We had total cash and cash equivalents and restricted cash of $3.7 billion as of December 31, 2022, of which $2.0 billion was held by our foreign subsidiaries and may not be freely transferable to the U.S due to local laws or other restrictions. Additionally, we have over $1.0 billion available under our 2022 and 2021 revolving credit facilities as described below.

The ability of certain subsidiaries to transfer funds or pay dividends to Coupang, Inc. is restricted due to terms which require the subsidiaries to meet certain financial covenants, including requirements to maintain a positive net equity balance or having current period income.

As of December 31, 2022 and 2021, we had stockholders' equity of $2.4 billion and $2.2 billion, respectively. We may incur losses in the future. We expect that our investment into our growth strategy will continue to be significant, particularly with respect to our Developing Offerings segment, which will continue to focus on our newer offerings and entrance into new geographies, as well as overall expansion of our fulfillment, logistics, and technology capabilities. As part of this expansion to fulfill anticipated future customer demand and continuation to expand services, we plan to build new fulfillment centers. We have entered into various new construction contracts for capital projects which are expected to be completed over the next three years. These contracts have remaining capital expenditures commitments of $466 million as of December 31, 2022. We expect that our future expenditures for both infrastructure and workforce-related costs will exceed several billion dollars over the next several years.

During the first quarter of 2021, we completed our IPO, in which we issued and sold 100,000,000 shares of our Class A common stock at a price of $35.00 per share. We received net proceeds of approximately $3.4 billion from the IPO after deducting underwriting discounts of $69 million and other offering costs.

Changes in our cash flows were as follows:

(in thousands)		2022		2021		Change 2022 vs 2021
Net cash provided by (used in) operating activities	$	565,439	$	(410,578)	$	976,017
Net cash used in investing activities	$	(848,254)	$	(675,525)	$	(172,729)
Net cash provided by financing activities	$	247,352	$	3,576,850	$	(3,329,498)

Operating Activities

The year-over-year change in operating cash flow was primarily driven by a $1.5 billion decrease in net loss partially offset by a $(125) million decrease in our non-cash expenses contributing to the net loss for 2022. Cash outflows from changes in operating assets and liabilities increased $(349) million, consisting primarily of:

- a decrease in cash inflow in accounts payable of $(284) million as a result of slower growth than in 2021 and timing of purchases, partially offset by a decrease in cash outflow in inventory of $161 million;

- an increase in cash outflow in other assets of $(111) million as a result of additional advances made to vendors and suppliers;

- a decrease in cash inflow in accrued expenses of $(199) million impacted by lower employee accruals compared to the prior year due to slower headcount growth.

Investing Activities

The increase was mainly driven by a $151 million increase in purchases of property and equipment, primarily related to our fulfillment and logistics infrastructure, including purchases of buildings, land and equipment.

Financing Activities

The decrease was primarily driven by $3.4 billion of proceeds, net of underwriting discounts of $69 million and other offering costs, from the issuance of 100,000,000 shares of our Class A common stock upon the completion of our IPO in 2021, a $132 million increase in repayments of debt and short-term borrowings, all partially offset by a $267 million increase in proceeds from debt and short-term borrowings.

We believe that our sources of liquidity will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need additional cash resources in the future if we find and pursue opportunities for investment, acquisition, strategic cooperation, or other similar actions, which may include investing in technology, our logistics and fulfillment infrastructure, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of financing. This financing may not be available on favorable terms, or at all.

Capital Resources

We have entered into material unconditional purchase obligations. These contractual commitments primarily relate to technology related service contracts, fulfillment center construction contracts, and software licenses. We generally enter into term loan facility agreements to finance the construction of our fulfillment centers. These agreements may require that we provide for collateral equal to or greater than the amount borrowed under the arrangement. As we continue to build or purchase additional fulfillment centers, we expect our borrowings under debt financing arrangements to continue to increase. We also have material operating leases which expire over the next ten years as well as obligations for our debts. Total minimum contractual commitments due within the next 12 months were $814 million as of December 31, 2022. Additionally, we have:

- operating leases that have not commenced with future minimum lease payments of $308 million with non-cancellable lease terms of 1 to 10 years;

- expected defined severance benefits to be paid of $708 million; and

- open purchase orders for inventories that are primarily due in the next twelve months, and are generally cancellable, in full or in part, through the contractual provisions.

Refer to Note 13 — "Commitments and Contingencies", Note 5 — "Defined Severance Benefits", and Note 11 — "Leases" in Part II, Item 8 - "Financial Statements and Supplementary Data" for disclosure of our future commitments.

Our short-term and long-term borrowings generally include lines of credit with financial institutions available to be drawn upon for general operating purposes.

Term Loan Facilities

In September 2022, we entered into a $87 million one-year term loan agreement. We pledged $104 million of certain land as collateral. The loan bears interest at a fixed rate of 4.75%. Principal is to be paid at maturity and interest is paid on a monthly basis.

In March 2022, we entered into a new five-year loan agreement to borrow $316 million, which was partially used to extinguish the $149 million August 2020 term loan facility which matured in March 2022, and to finance infrastructure of a fulfillment center. We pledged up to $379 million of certain existing land and a building as collateral. The loan bears interest at a fixed rate of 4.26%.

2022 Revolving Credit Facility

In October 2022, we entered into a two-year revolving facility agreement with a borrowing limit of $126 million that bears interest at the average of 91-days CD interest rate plus 2.30%. The revolving facility is secured by certain of our inventories.

2021 Revolving Credit Facility

We have a three-year $1.0 billion unsecured credit facility (the "2021 revolving credit facility"). As of December 31, 2022, there was no balance outstanding on the 2021 revolving credit facility.

Borrowings under the 2021 revolving credit facility bear interest, at our option, at a rate per annum equal to (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank borrowing rate plus 0.50%, or (C) an adjusted London interbank offered rate ("LIBOR") for a one-month interest period plus 1.00% or (ii) an adjusted LIBOR plus a margin equal to 1.00%. We are also required to pay other customary fees for a credit facility of this size and type, including letter of credit fees, an upfront fee, and an unused commitment fee. The 2021 revolving credit facility contains a number of covenants that, among other things, restrict our ability to:

- incur or guarantee additional debt;

- make certain investments and acquisitions;

- make certain restricted payments and payments of certain indebtedness;

- incur certain liens or permit them to exist; and

- make fundamental changes and dispositions (including dispositions of the equity interests of subsidiary guarantors).

Each of these restrictions is subject to various exceptions.

The 2021 revolving credit facility is guaranteed on a senior unsecured basis by certain material restricted subsidiaries of Coupang, Inc. (including Coupang Corp.), subject to customary exceptions. The 2021 revolving credit facility also contains certain customary affirmative covenants and events of default for facilities of this type.

The 2021 and 2022 revolving credit facilities both require us to (i) maintain a ratio of secured indebtedness to total consolidated tangible assets of less than 35%, if we have $1 or more of revolving loans or any unreimbursed drawn letters of credit outstanding under the 2021 or 2022 revolving credit facility at the end of each fiscal quarter and (ii) maintain a minimum amount of liquidity of at least $625 million (or $313 million to the extent the aggregate commitment of the 2021 or the 2022 revolving credit facility, respectively, is $500 million).

Refer to Note 12 — "Short-Term Borrowings and Long-Term Debt" in Part II, Item 8 - "Financial Statements and Supplementary Data" for disclosure of our debt obligations.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with U.S. GAAP, which requires us to make estimates and judgments that affect the amounts reported in those consolidated financial statements and accompanying notes. These estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Although we believe that the estimates we use are reasonable, given the inherent uncertainty involved in making those estimates, and due to the unforeseen effects of the current global macroeconomic environment, those estimates required increased judgment, and actual results reported in future periods could differ materially from those estimates and assumptions. See Note 1 — "Description of Business and Summary of Significant Accounting Policies" to our consolidated financial statements appearing elsewhere in in Part II, Item 8 of this Form 10-K for a description of our significant accounting policies.

The following items require significant estimation or judgment:

Revenue Recognition

The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require relevant contract interpretation to determine the appropriate accounting treatment, including whether the promised goods and services specified in a multiple element arrangement should be treated as separate performance obligations. Other significant judgments include determining whether we are acting as the principal or the agent from an accounting perspective in a transaction.

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers.

Inventories

We account for our inventories, which consist of products available for sale, using the weighted average cost method, and value them at the lower of cost or net realizable value. This valuation requires management judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product suppliers, or liquidations, and expected recoverable values of separate inventory categories. If changes in market conditions result in reductions to the estimated net realizable value of our inventory, we would increase our valuation in the period in which we made such a determination.

Income Taxes

We record deferred tax assets net of valuation allowances when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Realization of deferred tax assets is dependent on the generation of future taxable income. In considering the need for a valuation allowance, we consider historical, as well as future projected taxable income, along with other positive and negative evidence in assessing the realizability of its deferred tax assets. We recorded valuation allowances of $1.1 billion and $1.3 billion as of December 31, 2022 and 2021, respectively.

We also recognize and measure uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

Defined Severance Benefits

We have severance benefits covering employees in Korea. See Part II, Item 8 "Financial Statements and Supplementary Data" — Note 5 — "Defined Severance Benefits" to the consolidated financial statements.

Actuarial valuations are used in determining amounts recognized in the financial statements for our severance benefit plans. These valuations incorporate the following significant assumptions:

- discount rates; and
- salary growth rates

Management believes that these assumptions are critical accounting estimates because significant changes in these assumptions could impact our results of operations and financial position. Management believes that the assumptions utilized to record its obligations under its plans are reasonable based on the plans' experience and advice received from its outside actuaries. We review the severance benefit plan assumptions annually and modify the assumptions based on current rates and trends as appropriate. The effects of such changes in assumptions are amortized as part of plan income or expense in future periods.

At the end of each fiscal year, we determine the weighted-average discount rates and salary growth rates used to calculate the projected defined severance benefits obligation. The discount rates are an estimate of the current interest rate at which the benefit plan liabilities could be effectively settled at the end of the year. As of December 31, 2022, we determined the discount rates for the severance benefit plan used in determining the projected and accumulated benefit obligations to be 5.10% to 5.30%, as compared to 2.70% to 3.00% as of December 31, 2021. In estimating these rates, we review rates of return on high-quality corporate bond indices, which approximate the timing and amount of benefit payments. Assuming all other defined benefit plan assumptions remain constant, a one percentage point decrease in the discount rates would result in an immaterial change in benefit plan expense during 2023. As of December 31, 2022, we determined the salary growth rates for the severance benefit plan used in determining the projected and accumulated benefit obligations to be 5.00% to 8.00%, as compared to 5.00% to 5.24% as of December 31, 2021. In estimating these rates, we review our historical and expected rates as well as industry growth rates. Assuming all other defined benefit plan assumptions remain constant, a one percentage point decrease in the salary growth rates would result in an immaterial change in benefit plan expense during 2023.

Recently Adopted Accounting Pronouncements

See Note 1 — "Basis of Presentation and Summary of Significant Accounting Policies" to the consolidated financial statements included elsewhere in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, foreign currency, and credit.

Interest Rate Risk

As of December 31, 2022, we had cash, cash equivalents, and restricted cash of $3.7 billion. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Our interest rate risk arises primarily from our undrawn 2022 revolving credit facility. Borrowings issued at variable rates expose us to variability in cash flows. Our policy, in the management of interest rate risk, is to structure a reasonable balance between fixed and floating rate financial instruments as well as our cash and cash equivalents and any short-term investments we may hold. The balance struck by our management is dependent on prevailing interest rate markets at any point in time.

Our borrowings generally include lines of credit with financial institutions, some of which carry variable interest rates. As of December 31, 2022, we had no balances outstanding under our lines of credit. An assumed hypothetical 10% change in prevailing interest rates would not have a material impact on our results of operations. Any future borrowings incurred under the 2021 and 2022 revolving credit facilities would accrue interest at rates subject to current market conditions.

Foreign Currency Risk

We have accounts on our foreign subsidiaries' ledgers, which are maintained in the respective subsidiary's local currency and translated into USD for reporting of our consolidated financial statements. As a result, we are exposed to fluctuations in the exchange rates of various currencies against the USD and other currencies, predominantly the KRW.

Transactional

We generate the majority of our revenue from customers within Korea. Typically, we aim to align costs with revenue denominated in the same currency, but we are not always able to do so. As a result of the geographic spread of our operations and due to our reliance on certain products and services priced in currencies other than KRW, our business, results of operations, and financial condition have been and will continue to be impacted by the volatility of the KRW against foreign currencies.

Translational

Coupang, Inc.'s functional currency and reporting currency is the USD. The local and functional currency for our Korean subsidiary, Coupang Corp., which is our primary operating subsidiary, is the KRW. The other subsidiaries predominantly utilize their local currencies as their functional currencies. Assets and liabilities of each subsidiary are translated into USD at the exchange rate in effect at the end of each period. Revenue and expenses for these subsidiaries are translated into USD using average rates that approximate those in effect during the period. Consequently, increases or decreases in the value of the USD affect the value of these items with respect to the non-USD-denominated businesses in the consolidated financial statements, even if their value has not changed in their original currency. For example, a stronger USD will reduce the reported results of operations of non-USD-denominated businesses and conversely a weaker USD will increase the reported results of operations of non-USD-denominated businesses. An assumed hypothetical 10% adverse change in average exchange rates used to translate foreign currencies to USD would have resulted in a decline in total net revenues of $1.8 billion and an increase in net loss of $(28) million for 2022.

At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Credit Risk

Our cash and cash equivalents, deposits, and loans with banks and financial institutions are potentially subject to concentration of credit risk. We place cash and cash equivalents with financial institutions that management believes are of high credit quality. The degree of credit risk will vary based on many factors, including the duration of the transaction and the contractual terms of the agreement. As appropriate, management evaluates and approves credit standards and oversees the credit risk management function related to investments.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Coupang, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Coupang, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred units and stockholders'/members' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and schedule of condensed financial information of parent as of December 2022 and 2021 and for each of the three years in the period ended December 31, 2022 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Defined Severance Benefits Obligation

As described in Notes 1 and 5 to the consolidated financial statements, the Company's defined severance benefits obligation was $304.5 million as of December 31, 2022. Management measures the defined severance benefits obligation annually, or more frequently if there is a remeasurement event, based on the measurement date utilizing certain assumptions including discount rates, salary growth rates, and certain employee-related factors, such as turnover, retirement age and mortality. Management reviews its actuarial assumptions and makes modifications to the assumptions based on current rates and trends when appropriate.

The principal considerations for our determination that performing procedures relating to the valuation of defined severance benefits obligation is a critical audit matter are the significant judgment by management when estimating the defined severance benefits obligation; this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to discount rates and salary growth rates. Also, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of the defined severance benefits obligation. These procedures also included, among others, testing management's process for developing the measurement of the defined severance benefits obligation; evaluating the appropriateness of the actuarial model; testing the completeness and accuracy of the underlying data used in the model; and evaluating the reasonableness of management's assumptions related to discount rates and salary growth rates. Evaluating management's assumptions related to salary growth rates involved evaluating whether the assumptions used were reasonable considering the Company's historical experience and expectation of future experience. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the actuarial model and the reasonableness of the discount rates assumptions.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
March 1, 2023

We have served as the Company's auditor since 2014.

COUPANG, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)		2022		2021		2020
Net retail sales	$	18,338,177	$	16,487,975	$	11,045,096
Net other revenue		2,244,438		1,918,397		922,243
Total net revenues		20,582,615		18,406,372		11,967,339
Cost of sales		15,872,742		15,455,244		9,981,102
Operating, general and administrative		4,821,892		4,445,090		2,502,231
Total operating cost and expenses		20,694,634		19,900,334		12,483,333
Operating loss		(112,019)		(1,493,962)		(515,994)
Interest income		52,798		8,645		10,991
Interest expense		(27,169)		(45,358)		(107,762)
Other (expense) income, net		(6,715)		(10,913)		149,900
Loss before income taxes		(93,105)		(1,541,588)		(462,865)
Income tax (benefit) expense		(1,063)		1,002		292
Net loss		(92,042)		(1,542,590)		(463,157)
Less: premium on repurchase of redeemable convertible preferred units		—		—		(92,734)
Net loss attributable to Class A and Class B common stockholders	$	**(92,042)**	$	**(1,542,590)**	$	**(555,891)**
Net loss attributable to Class A and Class B common stockholders per share, basic and diluted	$	(0.05)	$	(1.08)	$	(19.16)
Weighted-average shares attributable to Class A and Class B common stockholders, basic and diluted		1,764,598		1,423,887		29,012

The accompanying notes are an integral part of these consolidated financial statements.

COUPANG, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)	2022	2021	2020
Net loss	$ (92,042)	$ (1,542,590)	$ (463,157)
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	8,741	40,844	(20,730)
Actuarial gain (loss) on defined severance benefits, net of tax	41,217	(57,490)	(18,005)
Total other comprehensive income (loss)	49,958	(16,646)	(38,735)
Comprehensive loss	**$ (42,084)**	**$ (1,559,236)**	**$ (501,892)**

The accompanying notes are an integral part of these consolidated financial statements.

COUPANG, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except shares)	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents	$ 3,509,334	$ 3,487,708
Restricted cash	176,316	319,800
Accounts receivable, net	184,463	175,350
Inventories	1,656,851	1,421,501
Prepaids and other current assets	303,166	232,447
Total current assets	5,830,130	5,636,806
Long-term restricted cash	1,624	2,839
Property and equipment, net	1,819,945	1,347,531
Operating lease right-of-use assets	1,405,248	1,374,629
Long-term lease deposits and other	455,956	280,029
Total assets	$ 9,512,903	$ 8,641,834
Liabilities and stockholders' equity		
Accounts payable	$ 3,622,332	$ 3,442,720
Accrued expenses	298,869	304,293
Deferred revenue	92,361	93,972
Short-term borrowings	175,403	7,811
Current portion of long-term debt	128,936	341,717
Current portion of long-term operating lease obligations	325,924	287,066
Other current liabilities	418,681	266,709
Total current liabilities	5,062,506	4,744,288
Long-term debt	537,880	283,190
Long-term operating lease obligations	1,233,680	1,201,277
Defined severance benefits and other	264,924	237,122
Total liabilities	7,098,990	6,465,877
Commitments and contingencies (Note 13)		
Stockholders' equity		
Class A common stock, $0.0001 par value, 10,000,000,000 shares authorized, 1,597,804,374 and 1,579,399,667 shares issued and outstanding as of December 31, 2022 and 2021, respectively; Class B common stock, $0.0001 par value, 250,000,000 shares authorized, 174,802,990 shares issued and outstanding as of December 31, 2022 and 2021	177	175
Additional paid-in capital	8,154,076	7,874,038
Accumulated other comprehensive income (loss)	2,219	(47,739)
Accumulated deficit	(5,742,559)	(5,650,517)
Total stockholders' equity	2,413,913	2,175,957
Total liabilities and stockholders' equity	$ 9,512,903	$ 8,641,834

The accompanying notes are an integral part of these consolidated financial statements.

COUPANG, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED UNITS AND STOCKHOLDERS'/MEMBERS' EQUITY (DEFICIT)

(in thousands)	Redeemable Convertible Preferred Units Units	Redeemable Convertible Preferred Units Amount	Common Units Units	Common Units Amount	Class A and Class B Common Stock Shares	Class A and Class B Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders'/Members' Equity (Deficit)
Balance as of December 31, 2019	**1,348,313**	**$ 3,468,554**	**70,702**	**$ —**	**—**	**$ —**	**$ 25,036**	**$ 7,642**	**$ (3,565,590)**	**$ (3,532,912)**
Net loss	—	—	—	—	—	—	—	—	(463,157)	(463,157)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	(20,730)	—	(20,730)
Actuarial loss on defined severance benefits, net of tax	—	—	—	—	—	—	—	(18,005)	—	(18,005)
Issuance of common units, equity-based compensation plans	—	—	35,800	28,613	—	—	—	—	—	28,613
Repurchase of common units	—	—	(680)	(1,366)	—	—	—	—	—	(1,366)
Repurchase of preferred units	(18,848)	(2,943)	—	(13,554)	—	—	—	—	(79,180)	(92,734)
Equity-based compensation	—	—	—	31,429	—	—	—	—	—	31,429
Balance as of December 31, 2020	**1,329,465**	**$ 3,465,611**	**105,822**	**$ 45,122**	**—**	**$ —**	**$ 25,036**	**$ (31,093)**	**$ (4,107,927)**	**$ (4,068,862)**
Net loss	—	—	—	—	—	—	—	—	(1,542,590)	(1,542,590)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	40,844	—	40,844
Actuarial loss on defined severance benefits, net of tax	—	—	—	—	—	—	—	(57,490)	—	(57,490)
Issuance of common units, equity-based compensation plans	—	—	22,901	38,968	—	—	—	—	—	38,968
Equity-based compensation	—	—	—	2,974	—	—	—	—	—	2,974
Impact of Corporate Conversion and IPO										
Conversion of common units into Class A and Class B common stock	—	—	(128,723)	(87,064)	128,648	13	87,051	—	—	—
Conversion of redeemable convertible preferred units into Class A and Class B common stock	(1,329,465)	(3,465,611)	—	—	1,329,465	133	3,465,478	—	—	3,465,611
Issuance of Class A common stock, net of underwriting discounts and offering costs	—	—	—	—	100,000	10	3,416,809	—	—	3,416,819
Conversion of convertible notes into Class A common stock	—	—	—	—	171,750	17	609,982	—	—	609,999
Issuance of common stock upon exercise of stock options subsequent to Corporate Conversion and IPO	—	—	—	—	11,861	1	23,312	—	—	23,313
Issuance of common stock upon settlement of RSUs subsequent to Corporate Conversion and IPO	—	—	—	—	12,479	1	(1)	—	—	—
Equity-based compensation subsequent to Corporate Conversion and IPO	—	—	—	—	—	—	246,371	—	—	246,371
Balance as of December 31, 2021	**—**	**$ —**	**—**	**$ —**	**1,754,203**	**$ 175**	**$ 7,874,038**	**$ (47,739)**	**$ (5,650,517)**	**$ 2,175,957**

 

	Redeemable Convertible Preferred Units		Common Units		Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders'/ Members' Equity (Deficit)
	Units	Amount	Units	Amount	Shares	Amount				
Balance as of December 31, 2021	—	$ —	—	$ —	1,754,203	$ 175	$ 7,874,038	$ (47,739)	$ (5,650,517)	$ 2,175,957
Net loss		—		—		—	—	—	(92,042)	(92,042)
Foreign currency translation adjustments, net of tax		—		—		—	—	8,741	—	8,741
Actuarial gain on defined severance benefits, net of tax		—		—		—	—	41,217	—	41,217
Issuance of common stock upon exercise of stock options		—		—	8,685	2	17,772	—	—	17,774
Issuance of common stock upon settlement of restricted stock units		—		—	9,719	—	—	—	—	—
Equity-based compensation		—		—		—	262,266	—	—	262,266
Balance as of December 31, 2022	—	$ —	—	$ —	1,772,607	$ 177	$ 8,154,076	$ 2,219	$ (5,742,559)	$ 2,413,913

The accompanying notes are an integral part of these consolidated financial statements.

 

COUPANG, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	2022	2021	2020
Operating activities			
Net loss	$ (92,042)	$ (1,542,590)	$ (463,157)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	230,965	201,480	127,519
Provision for severance benefits	161,224	128,214	71,328
Equity-based compensation	262,266	249,345	31,331
Paid-in-kind interest and accretion of discount on convertible notes	—	20,148	91,035
Revaluation of derivative instrument	—	—	(149,830)
Inventory and fixed asset losses due to fulfillment center fire	—	284,825	—
Non-cash operating lease expense	309,670	258,965	154,739
Non-cash others	111,768	57,978	55,176
Change in operating assets and liabilities:			
Accounts receivable, net	(33,827)	(120,206)	(4,312)
Inventories	(367,034)	(527,959)	(504,294)
Other assets	(289,375)	(178,383)	(172,576)
Accounts payable	444,402	728,488	1,065,850
Accrued expenses	7,201	206,597	50,835
Other liabilities	(179,779)	(177,480)	(52,090)
Net cash provided by (used in) operating activities	565,439	(410,578)	301,554
Investing activities			
Purchases of property and equipment	(824,262)	(673,663)	(484,630)
Proceeds from sale of property and equipment	13,182	1,864	507
Other investing activities	(37,174)	(3,726)	(36,531)
Net cash used in investing activities	(848,254)	(675,525)	(520,654)
Financing activities			
Proceeds from issuance of Class A common stock upon initial public offering, net of underwriting discounts	—	3,431,277	—
Deferred offering costs paid	—	(11,618)	—
Repurchase of common units and preferred units	—	—	(97,043)
Proceeds from issuance of common stock/units, equity-based compensation plan	17,774	62,281	28,613
Proceeds from short-term borrowings	177,249	24,722	144,740
Proceeds from long-term debt, net of issuance costs	523,529	408,932	142,170
Repayment of short-term borrowings	(21,053)	(166,023)	(2,983)
Repayment of long-term debt	(446,376)	(169,575)	(35,141)
Net short-term borrowings and other financing activities	(3,771)	(3,146)	(1,854)
Net cash provided by financing activities	247,352	3,576,850	178,502
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(87,610)	(81,702)	70,365
Net (decrease) increase in cash and cash equivalents, and restricted cash	(123,073)	2,409,045	29,767
Cash and cash equivalents, and restricted cash, as of beginning of period	3,810,347	1,401,302	1,371,535
Cash and cash equivalents, and restricted cash, as of end of period	**$ 3,687,274**	**$ 3,810,347**	**$ 1,401,302**

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Coupang, Inc. ("Coupang" or the "Parent"), together with its wholly-owned subsidiaries (collectively, "we," "us," or "our"), is a Delaware corporation, which owns and operates an e-commerce business that primarily serves the Korean retail market. Through our mobile applications and Internet websites, we offer products and services that span a wide range of categories, including home goods and décor, apparel and beauty products, fresh food and grocery, sporting goods, electronics, everyday consumables, travel, restaurant order and delivery, content streaming, and advertising, which are offered through a fully integrated technology, fulfillment and logistics infrastructure. We are headquartered in the United States, with operations and support services performed in markets including South Korea, Japan, Taiwan, Singapore, and China.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current year presentation. Our fiscal year is consistent with the calendar year and ends on December 31. References to years relate to the fiscal year ended December 31.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.

Segment Information

In March 2022, we revised our reportable segments which led to the following two reportable segments: Product Commerce and Developing Offerings. Refer to Note 3 — "Segment Reporting" for additional information.

Initial Public Offering

On March 15, 2021, we completed our initial public offering ("IPO") in which we issued and sold 100,000,000 shares of our Class A common stock at a price of $35.00 per share. We received net proceeds of approximately $3.4 billion from the IPO after deducting underwriting discounts of $69 million and other offering costs.

Immediately prior to effectiveness of our IPO registration statement on Form S-1, Coupang, LLC, a Delaware limited liability company, converted into a Delaware corporation pursuant to a statutory conversion, which changed our name to Coupang, Inc. ("Corporate Conversion").

For additional information related to our Corporate Conversion and IPO, see Note 14 — "Redeemable Convertible Preferred Units and Stockholders'/Members' Equity (Deficit)" and Note 15 — "Convertible Notes and Derivative Instrument."

Foreign Currency

Our functional currency, including that of the Parent, is the United States dollar ("U.S. dollar"). The Korean Won is the local and functional currency for our Korean subsidiary, Coupang Corp., which is our primary operating subsidiary. The other subsidiaries predominantly utilize their local currencies as their functional currencies. Assets and liabilities of each subsidiary are translated into U.S. dollars at the exchange rate in effect at the end of each period. Revenue and expenses for these subsidiaries are translated into U.S. dollars using average rates that approximate those in effect during the period. Translation adjustments are included in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity and in the "Effect of exchange rate changes on cash and cash equivalents, and restricted cash" in the consolidated statements of cash flows.

Transaction gains and losses are included in "Other (expense) income, net" in the consolidated statements of operations.

Revenue Recognition

We recognize revenues on the amount of expected consideration it will receive, which incorporates reductions for estimated returns, promotional discounts, and earned loyalty rewards. Revenue excludes amounts collected on behalf of third parties, such as value added taxes. Historical experience is used to estimate returns at the time of sale at a portfolio level using the expected value method. We include these amounts in the transaction price to the extent it is probable that a significant reversal of revenue will not occur and updates as additional information becomes available. For revenue contracts with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. We primarily determine stand-alone selling prices based on the prices charged to customers.

Net Retail Sales

Retail sales are earned from our online product sales to consumers. Retail revenue is recognized when control of the goods is transferred to the customer, which occurs upon delivery to the customer.

Net Other Revenue

Net other revenue includes commissions earned from merchants that sell their products through our online business. We are not the seller of record in these transactions, nor do we take possession or control of the related inventory. Although we process and collect the entire amount of these transactions, we record revenue on the net commission because we are acting as an agent. The revenue is recognized when the order is completed and transmitted to the third-party merchant.

Net other revenue also includes consideration from our online restaurant ordering and delivery services, performed by us, as well as advertising services provided on our website and mobile applications. Revenues from online restaurant ordering and delivery are recognized when we deliver the order. Advertising revenue is recognized as ads are delivered over a period of time or based on number of clicks and impressions.

We offer a subscription service to our Rocket WOW membership program, which provides customers with access to benefits such as access to Rocket Fresh, no minimum spend for Rocket Delivery, free shipping on returns and access to content streaming. Subscription benefits represent a single, stand-ready obligation and revenue from subscription fees are recognized over the subscription period.

Deferred Revenue

Deferred revenue primarily relates to retail sales and is recorded when payments are received in advance of delivery to customers. Deferred revenue is generally recognized as revenue in the following month when delivery is made to customers.

Discount Coupons and Loyalty Rewards

For discount coupons or loyalty rewards offered as part of revenue transactions, we defer a portion of the revenue based on the estimated standalone selling price of the discount coupons or loyalty rewards earned and recognize the revenue as they are redeemed in future transactions or when they expire. Discount coupons and loyalty rewards expire after six months and are generally redeemed within six months from issuance and therefore, breakage is not significant. We also issue discount coupons or loyalty rewards that are not earned in conjunction with the purchase of a product as part of our marketing activities. This is not a performance obligation and is recognized as a reduction of the transaction price when rendered by the customer.

Cost of Sales

Cost of sales are primarily comprised of the purchase price of products sold to customers where we record revenue gross, and includes logistics center costs. Inbound shipping and handling costs to receive products from suppliers are included in inventory and recognized in cost of sales as products are sold. Additionally, cost of sales includes outbound shipping and logistics related expenses, and delivery service costs from our restaurant delivery business, primarily where we are the delivery service provider, as well as depreciation and amortization.

Payments from Suppliers

We receive consideration from suppliers for various programs, including rebates, incentives, and discounts, as well as advertising services provided on our website and mobile applications. We generally record these amounts received from suppliers to be a reduction of the prices we pay for their goods, and a subsequent reduction in cost of sales as the inventory is sold.

Operating, General and Administrative Expenses

Operating, general and administrative expenses include all our operating costs, excluding cost of sales, as described above. More specifically, these expenses include costs incurred in operating and staffing our fulfillment centers (including costs attributable to receiving, inspecting, picking, packaging, and preparing customer orders), customer service related costs, payment processing fees, costs related to the design, execution and maintenance of our technology infrastructure and online offerings, advertising costs, general corporate function costs, and depreciation and amortization. Advertising expenses, which are expensed as incurred, were $605 million, $433 million, and $128 million for 2022, 2021 and 2020, respectively.

Equity-Based Compensation

We account for equity-based employee compensation arrangements in accordance with U.S. GAAP, which requires compensation expense for the grant-date fair value of equity-based awards to be recognized over the requisite service period. We determine the fair value of equity-based awards granted or modified on the grant date or modification date using appropriate valuation techniques. Forfeitures are estimated using historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from initial estimates.

Restricted Stock Units

We previously granted restricted equity units ("REUs") under our 2011 Equity Incentive Plan ("2011 Plan"), which vest upon the satisfaction of both a service-based condition and a performance-based condition. The performance condition was satisfied at the time of the IPO, and we recorded cumulative equity-based compensation expense for the awards based on the service-based conditions. The fair value of the REUs were estimated based on the fair market value of our common units on the date of grant. In connection with our Corporate Conversion, the outstanding awards were converted into restricted stock units ("RSUs"). We have subsequently granted RSUs that generally vest upon the satisfaction of a service-based condition as defined in our 2021 Equity Incentive Plan ("2021 Plan"). The grant-date fair value of each RSU, net of estimated forfeitures, is recognized as expense over the requisite service period on a straight-line basis for RSUs with service only vesting conditions.

Stock Options

We previously granted unit options under the 2011 Plan, which vest over a service period of generally four years. In connection with our Corporate Conversion, the outstanding awards were converted into stock options. The grant-date fair value of each stock option award, net of estimated forfeitures, is recognized as expense over the requisite service period on a straight-line basis. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award, and expected dividends. Expected volatility is based on historical volatility of the stock of industry peers. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

Defined Severance Benefits

We accrue severance benefits for employees of our Korean subsidiaries. Pursuant to the Employee Retirement Benefit Security Act of Korea, eligible employees with one or more years of service are entitled to severance payments upon the termination of their employment based on their length of service and pay rate.

We recognize the defined severance benefits obligation in the consolidated balance sheets with a corresponding adjustment to operating expenses and "Accumulated other comprehensive income (loss)". The obligations are measured annually, or more frequently if there is a remeasurement event, based on our measurement date utilizing various actuarial assumptions and methodologies. We use certain assumptions including, but not limited to, the selection of the: (i) discount rates; (ii) salary growth rates; and (iii) certain employee-related factors, such as turnover, retirement age and mortality. We review our actuarial assumptions and make modifications to the assumptions based on current rates and trends when appropriate.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Our deferred tax assets are recorded net of valuation allowances when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Realization of our deferred tax assets is dependent on the generation of future taxable income. In considering the need for a valuation allowance, we consider our historical, as well as future projected taxable income, along with other positive and negative evidence in assessing the realizability of our deferred tax assets. Decreases to valuation allowances are recorded as reductions to our income tax expense and increases to valuation allowances result in additional expense for income taxes. Global Intangible Low-taxed Income ("GILTI") provisions are applied, providing for incremental tax on foreign income. We have made the policy election to record any liability associated with GILTI in the period in which it is incurred.

We recognize and measure uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

Net Loss Attributable to Common Stockholders

We compute net loss per share using the two-class method required for multiple classes of common stock and participating securities. As the liquidation and dividend rights are identical, the undistributed earnings or loss are allocated on a proportionate basis to each class of common stock, and the resulting basic and diluted net loss per share attributable to common stockholders are therefore the same for Class A and Class B common stock on both an individual and a combined basis. Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common stock outstanding for the period. Diluted net loss per share is computed using the weighted-average number of shares of Class A and Class B common stock and potentially dilutive Class A and Class B potential common shares outstanding during the period. Our basic and diluted net loss per share are the same because we have generated net loss to common stockholders.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits.

(in thousands)	2022		2021		2020	
Supplemental disclosure of cash-flow information						
Cash paid for income taxes, net of refunds	$	5,911	$	2,588	$	857
Cash paid for interest	$	19,336	$	21,465	$	23,658
Non-cash investing and financing activities						
(Decrease) increase in property and equipment-related accounts payable	$	(67,665)	$	45,205	$	48,236
Conversion of common units into Class A and Class B common stock	$	—	$	87,064	$	—
Conversion of redeemable convertible preferred units into Class A and Class B common stock	$	—	$	3,465,611	$	—
Conversion of convertible notes into Class A common stock	$	—	$	609,999	$	—

Restricted Cash

Restricted cash primarily consists of certain cash pledged as collateral for loan facility agreements, cash on deposit designated for interest and principal debt repayments, as well as cash on deposit pledged as collateral for potential refunds on transactions with customers or future payments to suppliers. Restricted cash with remaining restrictions of one year or less are classified as current on the consolidated balance sheets.

Accounts Receivable, Net

Accounts receivable, net are stated at their carrying value, net of allowance for credit losses based on lifetime expected losses. Accounts receivable balances are primarily trade receivables due from payment gateway providers, customers, suppliers and sellers, net of estimated allowances for credit losses. Amounts included in accounts receivable, or collected from payment gateway providers, to be remitted to merchants are included in accounts payable. Receivables from suppliers and sellers primarily relate to advertising activities. We estimate the allowance for credit losses based upon historical experience, the age and delinquency rates of receivables and credit quality, as well as economic and regulatory conditions combined with reasonable and supportable management forecasts of collectability and other economic factors over the lifetime of the receivables. We write off accounts against the allowance for credit losses when they are deemed to be uncollectible. As of December 31, 2022 and 2021, net receivables from customers and sellers were $64 million and $90 million, respectively. The allowance amounts were immaterial for all periods presented.

Inventories

Our inventories, which consist of products available for sale, are accounted for using the weighted average cost method, and are stated at the lower of cost or net realizable value. This valuation requires management judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product suppliers, or liquidations, and expected recoverable values of separate inventory categories.

Property and Equipment, Net

Property and equipment, net are stated at historical cost, less accumulated depreciation and amortization. Property and equipment primarily includes buildings and structures, land, leasehold improvements, furniture, internal-use software, vehicles, information technology equipment, heavy equipment, and other fulfillment equipment. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the respective asset categories.

Depreciation and amortization expense is classified within the corresponding operating expense categories on the consolidated statements of operations. Maintenance and repairs are charged to operating expenses as incurred.

Fulfillment Center Fire

In June 2021, a fire extensively damaged our Deokpyeong fulfillment center ("FC Fire") resulting in a loss of the inventory, building, equipment, and other assets at the site. Inventory and property and equipment losses from the FC Fire of $158 million and $138 million were recognized in "Cost of sales" and "Operating, general and administrative", respectively, in 2021.

While we are insured on property losses from the FC Fire, investigations surrounding the fire continue. In December 2022, we received a refundable insurance cash advance payment of $79 million, which is included within other current liabilities. We have not recognized any insurance benefit in our consolidated statements of operations to date. Whether and to what extent the advance will become non-refundable or additional proceeds will be received is currently unknown.

Leases

We determine if an arrangement is or contains a lease at contract inception. Leases with contractual terms greater than twelve months are classified as either operating or finance. Leases with an initial contractual term of twelve months or less are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term. When we have the option to extend the term or terminate the lease before the contractual expiration date, and it is reasonably certain that we will exercise the option, we consider these options in determining the lease term.

For operating leases, expense is recognized on a straight-line basis over the lease term. For finance leases, interest expense on the lease liability is recognized using the effective interest method and amortization of the right-of-use ("ROU") asset is recognized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. Our leases may include variable payments based on measures that include, but are not limited to, changes in price indices or market rates, which are expensed as incurred.

Lease obligations are recognized at the present value of the fixed lease payments, reduced by landlord incentives, using a discount rate based on our incremental borrowing rate at lease inception. Our incremental borrowing rate is based on a credit-adjusted risk-free rate at commencement date, which best approximates a secured rate over a similar term of lease. Lease ROU assets are recognized based on the initial present value of the fixed lease payments, reduced by landlord incentives, plus any direct costs from executing the leases or lease prepayments.

Operating lease ROU assets are presented as "Operating lease right-of-use assets" on the consolidated balance sheets. The current portion of operating lease liabilities is presented as "Current portion of long-term operating lease obligations" and the long-term portion is presented separately as "Long-term operating lease obligations" on the consolidated balance sheets. Finance lease ROU assets, which are immaterial, are included in "Property and equipment, net" with the associated portions included in "Other current liabilities" and "Defined severance benefits and other" on the consolidated balance sheets.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Impairment losses are recorded if the asset's carrying value is not recoverable through its undiscounted future cash flows. Impairment losses are measured based upon the difference between the carrying amount and estimated fair value of the related asset or asset group. No impairment losses were recorded for 2022, 2021, and 2020.

Fair Value of Financial Instruments

Our primary financial instruments include cash equivalents, restricted cash, accounts receivable, accounts payable, short-term borrowings, and long-term debt. The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, other assets, accounts payable, short-term borrowings, and accrued expenses approximate fair value due to their short maturities. Refer to Note 9 — "Fair Value Measurement" for further information.

Concentration of Credit Risk

Cash and cash equivalents, restricted cash and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents, and restricted cash are placed with several financial institutions that management believes are of high credit quality, of which 70% and 77% were held at three and four financial institutions as of December 31, 2022 and 2021, respectively. Our gross accounts receivable includes amounts concentrated with three and one payment processing companies representing 41% and 14% of gross accounts receivable as of December 31, 2022 and 2021, respectively.

Recent Accounting Pronouncements Adopted

We adopted ASU 2020-06, "Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)" effective January 1, 2022. The adoption of the ASU did not have a material impact on our consolidated financial statements.

We adopted ASU 2021-08, "Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" effective January 1, 2023. The adoption of the ASU did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements Yet To Be Adopted

In September 2022, the FASB issued ASU 2022-04, "Supplier Finance Programs (Subtopic 405-50) - Disclosure of Supplier Finance Program Obligations." The standard will require entities that use supplier finance programs to make disclosures about the key terms of the program, the balance sheet presentation of the related amounts and disclose the amounts outstanding, including providing a rollforward of such amounts. The ASU is effective on a retrospective basis for fiscal years beginning after December 15, 2022, with the exception of the rollforward disclosure which will be effective prospectively for fiscal years beginning after December 15, 2023. Early adoption is allowed under the standard. We are evaluating the effect of adopting the ASU on our disclosures.

2. Net Revenues

Details of total net revenues were as follows:

(in thousands)		2022		2021		2020
Net retail sales	$	18,338,177	$	16,487,975	$	11,045,096
Third-party merchant services		1,869,495		1,695,422		789,557
Other revenue		374,943		222,975		132,686
Total net revenues	$	**20,582,615**	$	**18,406,372**	$	**11,967,339**

This level of revenue disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Net retail sales are recognized from online product sales to consumers. Third-party merchant services represent commissions, advertising, and delivery fees earned from merchants and restaurants that sell their products through our online business. Other revenue includes revenue earned from our Rocket WOW membership program and various other offerings.

Contract liabilities consist of payments in advance of delivery and customer loyalty credits, which are included in deferred revenue on the consolidated balance sheets. We recognized revenue of $86 million, $60 million, and $29 million for 2022, 2021, and 2020 respectively, primarily related to payments in advance of delivery which were included in deferred revenue on the consolidated balance sheets as of the beginning of the respective years.

3. Segment Reporting

The Chief Operating Decision Maker ("CODM") is our Chief Executive Officer. On March 2, 2022, we announced that our reportable segments were revised to reflect the way we manage our business and to promote improved visibility to our business performance. The change led to the following two operating and reportable segments: Product Commerce and Developing Offerings. These segments are based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. Prior to this change, we operated in one operating and one reportable segment.

Product Commerce primarily includes core retail (owned inventory) and marketplace offerings (third-party merchants) and Rocket Fresh, our fresh grocery offering, as well as advertising products associated with these offerings. Revenues from Product Commerce are derived primarily from online product sales of owned inventory to customers in Korea, and from commissions earned from merchants that sell products through our mobile application and website.

Developing Offerings primarily includes more nascent offerings and services, including Coupang Eats, our restaurant ordering and delivery service, Coupang Play, our online content streaming service, fintech, certain international initiatives, as well as advertising products associated with these offerings. Revenues from Developing Offerings are primarily generated from online restaurant ordering and delivery services provided on our mobile applications and websites.

Our segment operating performance measure is segment adjusted EBITDA. Segment adjusted EBITDA is defined as income (loss) before income taxes for a period before depreciation and amortization, equity-based compensation expense, interest expense, interest income, and other income (expense), net. Segment adjusted EBITDA also excludes impairments and other items that we do not believe are reflective of our ongoing operations.

We generally allocate operating expenses to the respective segments based on usage. The CODM does not evaluate segments using asset information and, accordingly, we do not report asset information by segment.

Results of operations for the reportable segments and reconciliation to loss before income taxes is as follows:

(in thousands)		2022		2021		2020
Net revenues						
Product Commerce	$	19,954,594	$	17,837,717	$	11,873,246
Developing Offerings		628,021		568,655		94,093
Total net revenues	$	**20,582,615**	$	**18,406,372**	$	**11,967,339**
Segment adjusted EBITDA						
Product Commerce	$	605,838	$	(360,896)	$	(263,294)
Developing Offerings		(224,626)		(386,740)		(93,850)
Total segment adjusted EBITDA	$	**381,212**	$	**(747,636)**	$	**(357,144)**
Reconciling items:						
Depreciation and amortization		(230,965)		(201,480)		(127,519)
Equity-based compensation		(262,266)		(249,345)		(31,331)
Interest expense		(27,169)		(45,358)		(107,762)
Interest income		52,798		8,645		10,991
Other (expense) income, net		(6,715)		(10,913)		149,900
Fulfillment center fire losses		—		(295,501)		—
Loss before income taxes	$	**(93,105)**	$	**(1,541,588)**	$	**(462,865)**

4. Equity-based Compensation Plans

The 2021 Plan provides for the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other equity-based awards (or the cash equivalent thereof). The number of shares of our Class A common stock reserved for issuance under the 2021 Plan will be increased on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to 5% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. Following the increase, the maximum number of shares of our Class A common stock that may be issued under the 2021 Plan is 302,813,864 shares. As of December 31, 2022, we have 220,779,743 shares of common stock available for future issuance to employees.

Shares subject to stock awards granted under the 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under the 2021 Plan. Additionally, shares become available for future grant under the 2021 Plan if they were issued under stock awards under the 2021 Plan and we repurchase them or they are forfeited.

RSUs

RSUs generally vest over 2 to 4 years from the vesting start date, subject to the recipient remaining an employee at each vesting date.

For the RSUs with the performance condition satisfied upon the completion of our IPO, we recorded $41 million in equity-based compensation expense for 2021, consisting primarily of a cumulative catch-up adjustment related to such awards based on the full or partial fulfillment of requisite service periods. Unrecognized equity-based compensation expense related to these awards will be recorded over the remaining requisite service period.

As of December 31, 2022, we had $539 million of unamortized compensation costs related to all unvested RSU awards. The unamortized compensation costs are expected to be recognized over a weighted-average period of approximately 2.6 years, net of estimated forfeitures.

The table below summarizes our RSU activity:

	Outstanding RSUs	
(in thousands, except unit price)	Number of RSUs	Weighted Average Grant-Date Fair Value
December 31, 2021	23,511	$ 23.80
Granted	29,696	17.24
Vested	(9,719)	22.30
Forfeited / cancelled	(8,310)	21.22
December 31, 2022	**35,178**	**$ 19.29**

The following information is provided for our RSUs:

(in thousands, except unit price)	2022	2021	2020
Weighted average grant-date fair value of RSUs granted	$ 17.24	$ 32.17	$ 7.06
Fair value of RSUs at vesting	$ 180,770	$ 412,669	$ 14,649

Stock Options

Our stock options are granted with exercise prices equal to the estimated fair value of the common shares at the date of grant. The stock options generally expire ten years from the grant date.

The total unrecognized compensation expense related to unvested stock options was $11 million, which will be recognized over the weighted-average remaining service period of approximately 1.3 years, net of estimated forfeitures.

The table below summarizes our stock option activity:

	Outstanding Options			
(in thousands, except unit price)	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
December 31, 2021	31,635	$ 5.15	6.94	$ 766,531
Forfeited / cancelled	(965)	$ 2.27		
Exercised	(8,685)	$ 2.05		
December 31, 2022	**21,985**	**$ 6.50**	**5.90**	**$ 192,001**
Exercisable as of December 31, 2022	13,932	$ 6.11	5.71	$ 126,509
Expected to vest as of December 31, 2022	7,403	$ 7.60	6.18	$ 57,448

The fair value of stock options is estimated on the grant date with the following assumptions:

	2021	2020
Weighted-average expected term (years)	4.27	6.15
Weighted-average expected volatility	70%	66%
Expected dividend yield	—	—
Risk-free interest rate	0.62%	0.34% - 1.68%

The following information is provided for our stock options:

(in thousands, except unit price)	2022	2021	2020
Weighted average grant-date fair value of stock options granted	$ —	$ 16.46	$ 1.57
Intrinsic fair value of stock options exercised	$ 131,480	$ 675,935	$ 44,076

Equity-based Compensation Expense

The following table presents the effects of equity-based compensation in the consolidated statements of operations:

(in thousands)	2022	2021	2020
Cost of sales	$ 15,925	$ 10,981	$ 620
Operating, general and administrative	246,341	238,364	30,711
Total	**$ 262,266**	**$ 249,345**	**$ 31,331**

5. Defined Severance Benefits

Changes in defined severance benefits obligation were as follows:

(in thousands)	2022	2021
Beginning balance, January 1	$ 283,032	$ 164,573
Current service cost	143,354	120,784
Interest cost	8,169	2,869
Actuarial (gains) losses	(31,515)	52,528
Payments from plans	(81,097)	(49,712)
Plan changes	—	10,263
Cumulative effects of foreign currency translation	(17,471)	(18,273)
Ending balance, December 31	**$ 304,472**	**$ 283,032**
Current	$ 78,365	$ 76,368
Noncurrent	$ 226,107	$ 206,664

The accumulated benefit obligation for all defined severance benefits was $225 million and $210 million as of December 31, 2022 and 2021, respectively.

Net periodic cost consists of the following:

(in thousands)	2022	2021	2020
Current service costs	$ 143,354	$ 120,784	$ 70,019
Interest cost	8,169	2,869	1,310
Amortization of:			
Prior service cost	3,382	90	—
Net actuarial loss	6,319	4,471	140
Net periodic benefit cost	**$ 161,224**	**$ 128,214**	**$ 71,469**

The principal actuarial assumptions used to determine defined severance benefits obligation were as follows:

	December 31, 2022	December 31, 2021
Discount rates	5.10% – 5.30%	2.70% – 3.00%
Salary growth rates	5.00% – 8.00%	5.00% – 5.24%

The principal actuarial assumptions used to determine the net periodic cost were as follows:

	2022	2021	2020
Discount rates	2.70% – 3.00%	1.73% – 2.57%	1.74% – 2.45%
Salary growth rates	5.00% – 5.24%	1.48% – 5.00%	1.51% – 5.00%

The expected maturity analysis of undiscounted defined severance benefits as of December 31, 2022 was as follows:

(in thousands)	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Defined severance benefits	$ 83,830	$ 86,054	$ 218,475	$ 319,927	$ 708,286

6.   Other (Expense) Income, net

Other (expense) income, net consists of the following:

(in thousands)	2022	2021	2020
Revaluation of derivative instrument gain	$ —	$ —	$ 149,830
Foreign currency gain (loss)	9,229	(2,933)	2,442
Other non-operating expense	(15,944)	(7,980)	(2,372)
Total other (expense) income, net	$ (6,715)	$ (10,913)	$ 149,900

7.   Income Taxes

We are subject to income taxation through certain of our subsidiaries primarily in the United States, South Korea and throughout other Asian countries.

The components of income tax (benefit) expense were as follows:

(in thousands of US dollars)	2022	2021	2020
Current taxes			
United States	$ 3	$ 2	$ 1
Foreign - Korea	37,474	5	—
Foreign - Other	1,922	995	291
Current taxes	39,399	1,002	292
Deferred taxes			
United States	(40,462)	—	—
Foreign - Korea	—	—	—
Foreign - Other	—	—	—
Deferred taxes	(40,462)	—	—
Income tax (benefit) expense	$ (1,063)	$ 1,002	$ 292

The components of loss before income taxes are as follows:

(in thousands of US dollars)	2022	2021	2020
United States	$ (232,278)	$ (296,529)	$ (8,771)
Foreign - Korea	185,809	(1,226,675)	(455,683)
Foreign - Other	(46,636)	(18,384)	1,589
Loss before income taxes	$ (93,105)	$ (1,541,588)	$ (462,865)

Differences between the provision at the federal statutory rate and the provision recorded at the consolidated level are as follows:

(in thousands of US dollars)	2022	2021	2020
Taxes computed at the federal statutory rate	$ (19,552)	$ (323,770)	$ (99,667)
Differences resulting from:			
Statutory rate difference	51,114	(43,633)	(14,192)
Change in valuation allowances	(143,831)	393,483	118,253
Global intangible low taxed income tax ("GILTI")	93,097	—	—
Stock compensation	36,992	(20,428)	—
Tax credit	(34,952)	(5,214)	—
Other nondeductible expense	15,157	260	(3,994)
Other	912	304	(108)
Income tax (benefit) expense	$ (1,063)	$ 1,002	$ 292

Our resulting effective tax rate differs from the applicable statutory rate primarily due to the statutory rate change, changes in the valuation allowance against our deferred tax assets, impacts from GILTI and equity-based compensation.

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities were as follows:

(in thousands of US dollars)	December 31, 2022	December 31, 2021
Deferred tax assets		
Provision and allowances	$ 57,434	$ 43,156
Depreciation	6,847	5,212
Accrued expenses	51,922	43,223
Amortization	32,166	49,529
Defined severance benefits	70,628	68,421
Lease liabilities	352,732	361,420
Net operating loss carryforwards	789,856	1,019,583
Tax credits	55,444	23,066
Other	28,513	6,795
Total deferred tax assets	1,445,542	1,620,405
Less: valuation allowances	(1,085,154)	(1,284,380)
Total deferred tax assets net of valuation allowance	$ 360,388	$ 336,025
Deferred tax liabilities		
Prepaid expenses	$ (696)	$ (88)
Accrued income	(1,693)	(1,745)
Lease asset	(317,286)	(333,965)
Loan payable	(250)	(89)
Other	(1)	(138)
Total deferred liabilities	(319,926)	(336,025)
Net deferred tax assets/(liabilities)	$ 40,462	$ —

Our valuation allowances were $1.1 billion and $1.3 billion as of December 31, 2022 and 2021, respectively. The valuation allowances at December 31, 2022 were primarily related to net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the

Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2022. Changes in the valuation allowances, mainly due to net operating loss carryforwards, were as follows:

(in thousands)	2022	2021	2020
Beginning balance, January 1	$ (1,284,380)	$ (975,187)	$ (721,809)
Changes to existing valuation allowances	103,005	(393,430)	(118,144)
Derecognition of valuation allowances	40,462	—	—
Changes in foreign exchange rates, statutory rates and other	55,759	84,237	(135,234)
Ending balance, December 31	**$ (1,085,154)**	**$ (1,284,380)**	**$ (975,187)**

As of December 31, 2022, we have net operating loss carryforwards for corporate income tax purposes of $3.4 billion, substantially all in Korea, which are available to offset future corporate taxable income, if any. The net operating loss carryforwards in Korea expire as follows:

(in thousands)	Korea
2025	$ 278,813
2026	418,051
2027	518,509
2028	830,812
2029	332,525
2035 - 2037	942,168
Total net operating loss carryforwards	**$ 3,320,878**

We have corporate tax credit carryforwards of $50.9 million in the US which are available to reduce future corporate regular income taxes and $37.5 million of which expires between 2034 and 2042.

We did not have any material uncertain tax positions as of December 31, 2022 and 2021.

The open tax years for our major tax jurisdictions are 2018 - 2022 for the United States and 2017 - 2022 for Korea.

8. Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share:

(in thousands, except per share amounts)	2022	2021	2020
Numerator			
Net loss	$ (92,042)	$ (1,542,590)	$ (463,157)
Less: premium on repurchase of redeemable convertible preferred units	—	—	(92,734)
Net loss attributable to Class A and Class B common stockholders	**$ (92,042)**	**$ (1,542,590)**	**$ (555,891)**
Denominator			
Weighted-average shares attributable to Class A and Class B common stockholders, basic and diluted	**1,764,598**	**1,423,887**	**29,012**
Net loss attributable to Class A and Class B common stockholders per share, basic and diluted	**$ (0.05)**	**$ (1.08)**	**$ (19.16)**

During 2020, we repurchased certain preferred units at a premium over the carrying values, which increased net loss attributable to common stockholders. The following have been excluded from the computation of basic and diluted net loss per share attributable to Class A and Class B common stockholders as their effect would have been anti-dilutive:

(in thousands of equivalent common shares)	2022	2021	2020
Convertible debt	—	—	178,567
Redeemable convertible preferred units	—	—	1,329,465
Equity compensation awards	24,147	46,228	79,747

9.   Fair Value Measurement

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are reported in one of three levels reflecting the significant inputs used to determine fair value.

The following summarizes our financial assets and financial liabilities that are measured at fair value on a recurring basis:

(in thousands of US dollars)	Classification	Measurement Level	December 31, 2022	December 31, 2021
Financial assets				
Cash deposit[1]	Cash and Cash Equivalents	Level 1	$ 3,509,334	$ 3,487,708
Time deposit	Restricted Cash	Level 1	$ 99,730	$ 250,839
Money market trust	Restricted Cash	Level 1	$ 76,586	$ 68,961
Time deposit	Other current assets	Level 1	$ 17,754	$ —
Time deposit	Long-term restricted cash	Level 1	$ 1,624	$ 2,839

(1)   Cash deposits includes bank deposits, money market trusts and time deposits. The carrying value approximates fair value because maturities are less than three months.

10.   Property and Equipment, net

The following summarizes our property and equipment, net:

(in thousands)	Useful Life	December 31, 2022	December 31, 2021
Land		$ 295,860	$ 140,786
Buildings	40 years	302,521	320,059
Equipment and furniture	2 - 8 years	647,699	551,304
Leasehold improvements	(1)	524,861	340,468
Vehicles	4 - 6 years	134,449	168,585
Software	4 years	25,768	34,582
Construction in progress		427,727	200,735
Property and equipment, gross		$ 2,358,885	$ 1,756,519
Less: Accumulated depreciation and amortization		(538,940)	(408,988)
Property and equipment, net		$ **1,819,945**	$ **1,347,531**

(1) Lesser of useful life or remaining lease term

For 2022, 2021, and 2020, depreciation and amortization expense on property and equipment was $229 million, $200 million, and $128 million, respectively.

Property and equipment under construction, which primarily consists of fulfillment centers and deposits for equipment, is recorded as construction in progress until it is ready for its intended use; thereafter, it is transferred to the related class of property and equipment and depreciated over its estimated useful life.

11.   Leases

We are obligated under operating leases primarily for vehicles, equipment, warehouses, and facilities that expire over the next ten years. These leases can contain renewal options. Because we are not reasonably certain to exercise these renewal options, or the renewal options are not solely within our discretion, the options are not considered in determining the lease term, and the associated potential option payments are excluded from expected minimum lease payments. Our leases generally do not include termination options for either party or restrictive financial or other covenants.

Our finance leases as of December 31, 2022 and 2021 were not material and are included in property and equipment, net, on our consolidated balance sheets.

The components of operating lease cost were as follows:

(in thousands)	2022		2021		2020
Operating lease cost	$	410,322	$	340,565	$	196,936
Variable and short-term lease cost		39,179		38,089		24,157
Total operating lease cost	$	**449,501**	$	**378,654**	$	**221,093**

Supplemental disclosure of cash flow information related to operating leases were as follows:

(in thousands)	2022		2021		2020
Cash paid for the amount used to measure the operating lease liabilities	$	367,098	$	288,099	$	156,675
Operating lease assets obtained in exchange for lease obligations	$	426,416	$	599,170	$	613,517
Net increase (decrease) to operating lease ROU assets resulting from remeasurements of lease obligations	$	8,122	$	109,430	$	(7,793)

Amounts disclosed for ROU assets obtained in exchange for lease obligations include amounts added to the carrying amount of ROU assets resulting from lease modifications and reassessments, and new leases.

The assumptions used to value operating leases for the periods presented were as follows:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term	5.7 years	5.8 years
Weighted-average discount rate	6.76 %	6.17 %

As of December 31, 2022, we had entered into operating leases that have not commenced with future minimum lease payments of $308 million, that have not been recognized on our consolidated balance sheets. These leases have non-cancellable lease terms of 1 to 10 years.

12.   Short-Term Borrowings and Long-Term Debt

Short-Term Borrowings

Details of carrying amounts of short-term borrowings were as follows:

(in thousands)								
Maturity Date	Interest rate (%)			Borrowing Limit		December 31, 2022		December 31, 2021
May 2023 - December 2023	1.86	–	5.38	$	187,733	$	176,458	$	7,887
Less: unamortized discounts							(1,055)		(76)
Total short-term borrowings						$	**175,403**	$	**7,811**

Our short-term borrowings generally include lines of credit with financial institutions to be drawn upon for general operating purposes.

In May 2022, we entered into a one-year revolving credit facility agreement to borrow up to $47 million. This facility was secured by $57 million of time deposits, which are classified as short-term restricted cash. Under this facility agreement, the interest rate will be negotiated and fixed at the time of each drawdown.

In September 2022, we entered into a $87 million one-year term loan agreement. We pledged $104 million of certain land as collateral. The loan bears interest at a fixed rate of 4.75%. Principal is to be paid at maturity and interest is paid on a monthly basis.

Long-Term Debt

Details of carrying amounts of long-term debt were as follows:

(in thousands)								
Maturity Date	**Interest rate (%)**			**Borrowing Limit**		**December 31, 2022**		**December 31, 2021**
February 2024[1]	(5)			$	1,000,000	$ —	$	—
November 2024[2]	CD interest rate (91 days) + 2.30				126,253	—		—
February 2023 – April 2025[3]	2.65	–	4.45		3,160	3,160		20,952
October 2023 – March 2027[4]	2.87	–	5.95		811,804	667,009		605,229
Total principal long-term debt				$	1,941,217	$ 670,169	$	626,181
Less: current portion of long-term debt						(128,936)		(341,717)
Less: unamortized discounts						(3,353)		(1,274)
Total long-term debt						$ 537,880	$	283,190

(1) Relates to our 2021 revolving credit facility as described below.

(2) Relates to our 2022 revolving credit facility as described below

(3) We entered into various loan agreements with fixed interest rates for general operating purposes.

(4) Relates to our term loan facility agreements as described below. At December 31, 2022, we had pledged up to $974 million of land and buildings as collateral against long-term loan facilities.

(5) Borrowings under the 2021 revolving credit facility bear interest, at our option, at a rate per annum equal to (i) a base rate equal to the highest of (A) the prime rate, (B) the higher of the federal funds rate or a composite overnight bank borrowing rate plus 0.50%, or (C) an adjusted LIBOR for a one-month interest period plus 1.00% or (ii) an adjusted LIBOR plus a margin equal to 1.00%.

2022 Revolving Credit Facility

In October 2022, we entered into a two-year revolving facility agreement with a borrowing limit of $126 million that bears interest at the average of 91-day CD interest rate plus 2.30%. The revolving facility is secured by $615 million of inventories.

2021 Revolving Credit Facility

In February 2021, we entered into a three-year senior unsecured credit facility (the "2021 revolving credit facility") which provides for revolving loans in an aggregate principal amount of up to $1.0 billion. The 2021 revolving credit facility provides us the right to request incremental commitments up to $1.25 billion, subject to customary conditions. As of December 31, 2022, there was no balance outstanding on the 2021 revolving credit facility.

The 2021 revolving credit facility contains customary affirmative and negative covenants, including certain financial covenants. The 2021 revolving credit facility is guaranteed on a senior unsecured basis by all our material restricted subsidiaries, subject to customary exceptions. Borrowings under the 2021 revolving credit facility are not permitted to the extent any amounts are drawn under our existing revolving credit facility.

The 2021 and 2022 revolving credit facilities both contain financial covenants that require us to maintain certain maximum net leverage ratios and minimum liquidity amounts.

Term Loan Facility Agreements

In March 2022, we entered into a new five-year loan agreement to borrow $316 million, which was partially used to extinguish the $149 million August 2020 term loan facility which matured in March 2022, and to finance infrastructure of a fulfillment center. We pledged up to $379 million of certain existing land and a building as collateral. The loan bears interest at a fixed rate of 4.26%.

In December 2021, we entered into a new two-year loan agreement to borrow up to $142 million to finance the construction of a fulfillment center. We pledged up to $170 million of certain existing land and a building to be constructed as collateral. The loan bears interest at a fixed rate of 3.87%.

In November 2021, we entered into a new five-year term loan facility agreement to borrow up to $44 million to finance the construction of a fulfillment center and a new three-year term loan facility agreement to borrow up to $22 million for general operating purposes. We pledged up to $80 million of certain existing land and buildings. The loans bear interest at a fixed rate of 3.78% and 3.68%, respectively.

In October 2021, we entered into a new two-year loan agreement to borrow up to $130 million to finance the construction of a fulfillment center. We pledged up to $156 million of certain existing land and a building to be constructed as collateral. The loan bears interest at a fixed rate of 3.45%.

In August 2021, we entered into a new $158 million three-year term loan agreement. We pledged $189 million of certain land and buildings as collateral. The loan bears interest at a fixed rate of 3.155%. Principal is to be paid at maturity and interest is paid on a monthly basis.

We were in compliance with the covenants for each of our borrowings and debt agreements as of December 31, 2022 and 2021.

Our long-term debt is recorded at amortized cost. The fair value is estimated using Level 2 inputs based on our current interest rates for similar types of borrowing arrangements. The carrying amount of the long-term debt approximates its fair value as of December 31, 2022 and 2021, due primarily to the interest rates approximating market interest rates.

Future principal payments for long-term debt as of December 31, 2022 were as follows:

(in thousands)	Long-term debt
2023	$ 129,883
2024	180,046
2025	182
2026	44,425
2027	315,633
Thereafter	—
Total	**$ 670,169**

13.   Commitments and Contingencies

Commitments

The following summarizes our minimum contractual commitments as of December 31, 2022:

(in thousands)	Unconditional purchase obligations (unrecognized)	Long-term debt (including interest)	Operating leases	Total
2023	$ 249,769	$ 155,028	$ 409,631	$ 814,428
2024	287,554	202,571	375,354	865,479
2025	212,285	15,317	311,751	539,353
2026	182,836	59,420	237,649	479,905
2027	182,438	318,949	170,947	672,334
Thereafter	195,357	—	408,628	603,985
Total undiscounted payments	**$ 1,310,239**	**$ 751,285**	**$ 1,913,960**	**$ 3,975,484**
Less: lease imputed interest			(354,356)	
Total lease commitments			$ 1,559,604	

Unconditional purchase obligations include legally binding contracts with terms in excess of one year that are not reflected on the consolidated balance sheets. These contractual commitments primarily relate to the purchases of technology related services, fulfillment center construction contracts, and software licenses. For contracts with variable terms, we do not estimate the total obligation beyond any minimum pricing as of the reporting date.

Legal Matters

From time to time, we may become party to litigation incidents and other legal proceedings, including regulatory proceedings, in the ordinary course of business. We assess the likelihood of any adverse judgments or outcomes with respect to these matters and determines loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, we consider other relevant factors that could impact our ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. Our reserves may change in the future due to new developments or changes in strategy in handling these matters. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of currently pending legal matters will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Choi v. Coupang, Inc. et al

On August 26, 2022, a putative class action was filed on behalf of all purchasers of Coupang Class A common stock pursuant and/or traceable to Coupang's registration statement issued in connection with the Company's initial public offering. The action was brought against Coupang, Inc., and certain of its former and current directors, current officers, and certain underwriters of the offering. The action was filed in the United States District Court for the Southern District of New York alleging inaccurate and misleading or omitted statements of material fact in Coupang's Registration Statement in violation of Sections 11 and 15 of the Securities Act of 1933. To date, the Court has not named a lead plaintiff and the specific claims may be amended. The action seeks unspecified compensatory damages, attorneys' fees, and reasonable costs and expenses. We believe that the action is without merit and intend to vigorously defend against it. A reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time. Accordingly, we can provide no assurance as to the scope and outcome of this matter and no assurance as to whether our business, financial position, results of operations or cash flows will not be materially adversely affected.

Korean Fair Trade Commission Investigations

On June 28, 2021, the Korean Fair Trade Commission ("KFTC") initiated an investigation into a potential violation of the Monopoly Regulation and Fair Trade Act (the "Fair Trade Act"), including alleged preferential treatments of private labelled products provided by our subsidiary, Coupang Private Label Business ("CPLB"). The KFTC is also investigating the Company on other matters related to the alleged violations of the KFTC regulations. We are diligently cooperating with these investigations, and actively defending our practices as appropriate.

Under Korean law, the issues addressed in the investigations can be resolved through civil, administrative, or criminal proceedings. The ultimate case resolution could include fines, orders to alter our processes or procedures, and criminal investigations or charges against individuals or the Company. We cannot reasonably estimate any penalties, loss or range of loss that may arise from the various KFTC Investigations. Accordingly, we can provide no assurance as to the scope and outcome of these matters and no assurance as to whether our business, financial position, results of operations or cash flows will not be materially adversely affected.

14. Redeemable Convertible Preferred Units and Stockholders'/Members' Equity (Deficit)

Prior to the Corporate Conversion, our Limited Liability Company Agreement ("LLC Agreement"), as amended and restated on April 11, 2019, authorized the issuance of 1,448,632,049 preferred units, which were convertible into the same number of common voting units issued upon conversion of the preferred units, as well as the issuance of 264,166,544 common units.

Pursuant to the Corporate Conversion and IPO:

- 1,196,605,432 preferred units and 85,579,584 common units (which include 22,443,220 PIUs), in each case, automatically converted into an equal number of shares of Class A common stock, except with respect to a conversion adjustment which reduced the outstanding common units designated as PIUs by 75,862 common units, and excluding any such preferred units and common units held by Mr. Bom Kim; and

- 132,859,550 preferred units held by Mr. Kim and 43,143,440 common units held by Mr. Kim, in each case, converted into an equal number of shares of Class B common stock. Also, the owner of our Class B common stock converted 1,200,000 shares of Class B common stock into Class A common stock, which were sold in the IPO.

Our certificate of incorporation provides for two classes of common stock, and authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors. Our authorized capital stock consists of 10,000,000,000 shares of Class A common stock, par value $0.0001 per share; 250,000,000 shares of Class B common stock, par value $0.0001 per share; and 2,000,000,000 shares of undesignated preferred stock, par value $0.0001 per share. No preferred stock was issued and outstanding as of December 31, 2022 and 2021.

The shares of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to twenty-nine votes. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes all changes in equity during a period that have yet to be recognized in income. The major components are foreign currency translation adjustments and actuarial gains (losses) on our defined severance benefits. As of December 31, 2022 and 2021, the ending balance in accumulated other comprehensive income (loss) related to foreign currency translation adjustments was $45 million and $36 million, respectively, and the amount related to actuarial losses on defined severance benefits was $(43) million and $(84) million, respectively.

15.   Convertible Notes and Derivative Instrument

We previously issued convertible notes, the majority of which were purchased by existing unitholders of our preferred units. In connection with our IPO in March 2021, the principal balance and the accrued interest on the convertible notes were automatically converted into 171,750,446 shares of our Class A common stock.

We recorded interest expense from our convertible notes for 2021 and 2020 of $20 million and $91 million, respectively.

Following the convertible notes conversion to shares of Class A common stock, the embedded derivatives no longer exist. The change in fair value of the derivative instrument resulted in a gain of $150 million for 2020, which was recognized in the consolidated statements of operations within "Other (expense) income, net."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022, our disclosure controls and procedures were evaluated, under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), to assess whether they are effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Based on this evaluation, our CEO and CFO have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022 based on the criteria in Internal Control – Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

Remediation of Previously Reported Material Weakness

As previously disclosed in Part II—Item 9A "Controls and Procedures" in our Annual Report on Form 10-K for the year ended December 31, 2021, we identified material weaknesses in our internal control over financial reporting related to (i) the design and effectiveness of information technology general controls, (ii) inadequate segregation of duties, and (iii) inadequate internal control over the timely preparation and review of account reconciliations. We concluded that these material weaknesses arose because we did not have sufficient qualified accounting resources, formalized processes, and policies necessary to satisfy the accounting and financial reporting requirements of a public company.

Management implemented certain remediation measures in 2021 and 2022. We have enhanced processes and controls to address these material weaknesses, developed formal policies, added qualified and experienced accounting resources and implemented additional training of existing resources. During the quarter ended December 31, 2022, we completed our testing and evaluation of our internal control over financial reporting and determined that as of December 31, 2022, our internal control over financial reporting was designed and operating effectively for a sufficient period for management to conclude that the material weaknesses have been remediated.

Changes in Internal Control over Financial Reporting

Other than the actions described above to remediate the material weaknesses relating to our internal control over financial reporting, there was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item, including information about our Directors, Executive Officers and Audit Committee and Code of Business Conduct and Ethics, is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2022. To the extent permissible under applicable rules, we intend to disclose amendments to our Code of Business Conduct and Ethics, as well as waivers of the provisions thereof granted to executive officers and directors, on our investor relations website under the heading "Corporate Governance" at www.ir.aboutcoupang.com.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

Item 14.   Principal Accountant Fees and Services

Our independent registered public accounting firm is Samil PricewaterhouseCoopers, Seoul, Republic of Korea (PCAOB ID: 1103).

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2022.

PART IV

Item 15. Exhibits and Financial Statement Schedules

a) Documents filed as part of this report:

1) Financial Statements (Item 8);

2) Financial Statement Schedules. Financial Statement Schedules of the Company, as required for 2022, 2021, and 2020, consist of Schedule I - Condensed Financial Information of Coupang, Inc. Schedules not included are omitted because of the absence of conditions under which they are required or because the required information is provided in the consolidated financial statements, including the notes thereto.

Exhibit Number	Description of Exhibit	Provided Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
3.1	Certificate of Incorporation of the Registrant.		10-Q	001-40115	3.1	November 12, 2021
3.2	Bylaws of the Registrant.		10-Q	001-40115	3.2	November 12, 2021
4.1	Sixth Amended and Restated Registration Rights Agreement, by and among the Registrant and certain of its stockholders, dated December 21, 2018.		S-1	333-253030	4.1	February 12, 2020
4.2	Description of Securities.		10-K	001-40115	4.2	March 3, 2022
10.1	English Translation of Lease Agreement, dated September 13, 2016, by and among Hana Bank, Hyundai Investments Asset Management Co., Ltd. and Coupang Corp.		S-1	333-253030	10.1	February 12, 2020
10.2	English Translation of First Amendment to Lease Agreement, by and among Hana Bank, Hyundai Investments Asset Management Co., Ltd., and Coupang Corp.		S-1	333-253030	10.1	February 12, 2020
10.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.		S-1	333-253030	10.1	February 12, 2020
10.4+	Coupang, LLC Third Amended and Restated 2011 Equity Incentive Plan, as amended, and related form agreements.		S-8	333-254117	99.1	March 11, 2021
10.5+	Coupang, Inc. 2021 Equity Incentive Plan.	X				
10.6+	Amended Executive Severance Policy.		10-Q	001-40115	10.1	August 16, 2021
10.6+	Employment Agreement, by and between the Registrant and Bom Kim.		10-Q	001-40115	10.6	May 13, 2021
10.7+	Employment Agreement, by and between the Registrant and Gaurav Anand.		10-Q	001-40115	10.7	May 13, 2021
10.8+	Employment Agreement, by and between the Registrant and Hanseung Kang.		10-Q	001-40115	10.8	May 13, 2021
10.9+	Consulting Agreement between Coupang, Inc. and Thuan Pham dated July 29, 2022.		10-Q	001-40115	10.1	November 10, 2022
10.10+	Employment Agreement, by and between the Registrant and Harold Rogers.		10-Q	001-40115	10.11	May 13, 2021
10.11	Revolving Credit and Guaranty Agreement, dated as of February 27, 2021, among Coupang, Inc. as Borrower, the guarantors party thereto, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent.		10-Q	001-40115	10.12	May 13, 2021

10.12	First Amendment to Revolving Credit and Guaranty Agreement, dated as of August 3, 2021, among the Registrant, as Borrower, the guarantors party thereto, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent.		10-K	001-40115	10.12	March 3, 2022
10.13	Second Amendment to Revolving Credit and Guaranty Agreement, dated as of December 2, 2021, among the Registrant, as Borrower, the guarantors party thereto, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent.		10-K	001-40115	10.13	March 3, 2022
10.14	Third Amendment to Revolving Credit and Guaranty Agreement, dated as of March 1, 2022, among the Registrant, as Borrower, the guarantors party thereto, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent.		10-K	001-40115	10.15	March 3, 2022
10.15+	Form of Non-Employee Director Compensation Policy.		10-K	001-40115	10.14	March 3, 2022
10.16+	Form of Annual RSU Award Notice & Agreement for Non-Employee Directors.		10-Q	001-40115	10.1	August 11, 2022
10.17+	Form of RSU Award Notice & Agreement for Executives.		10-Q	001-40115	10.2	May 12, 2022
10.18+	Form of PSU Award Notice & Agreement for Executives.		10-Q	001-40115	10.3	May 12, 2022
21.1	List of Significant Subsidiaries of the Registrant.	X				
23.1	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm.	X				
31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X				
31.2	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X				
32.1*	Certifications of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X				
32.2*	Certifications of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X				
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					
101.SCH	XBRL Taxonomy Extension Schema Document.					
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.					

| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) |

———————————

+ Indicates management contract or compensatory plan

* The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Coupang, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

COUPANG, INC.
Schedule I - Condensed Financial Information of Parent (COUPANG, INC.)
Condensed Statements of Operations and Comprehensive Loss

(in thousands)		2022		2021		2020
Management service fee revenues	$	17,248	$	17,003	$	—
Operating cost and expenses		(323,603)		(349,439)		(52,067)
Interest expense		(1,775)		(21,580)		(91,035)
Other income, net		27,003		2,575		149,835
(Loss) income before equity in earnings (losses) of subsidiaries		(281,127)		(351,441)		6,733
Equity in earnings (losses) of subsidiaries		189,085		(1,191,149)		(469,890)
Net loss		(92,042)		(1,542,590)		(463,157)
Less: premium on repurchase of redeemable convertible preferred units		—		—		(92,734)
Net loss attributable to Class A and Class B common stockholders	$	**(92,042)**	$	**(1,542,590)**	$	**(555,891)**
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of tax		8,741		40,844		(20,730)
Actuarial gain (loss) on defined severance benefits, net of tax		41,217		(57,490)		(18,005)
Total other comprehensive income (loss)		49,958		(16,646)		(38,735)
Comprehensive loss	$	**(42,084)**	$	**(1,559,236)**	$	**(501,892)**

See accompanying notes to condensed financial statements.

COUPANG, INC.
Schedule I - Condensed Financial Information of Parent (COUPANG, INC.)
Condensed Balance Sheets

(in thousands)		December 31, 2022		December 31, 2021
Assets				
Cash and cash equivalents	$	1,594,566	$	2,358,035
Restricted cash		57,000		—
Other current assets		10,815		46,386
Total current assets		1,662,381		2,404,421
Other long-term assets		766		1,426
Investment in subsidiaries		762,428		(145,577)
Total assets	$	**2,425,575**	$	**2,260,270**
Liabilities and stockholders' equity				
Other current liabilities	$	11,662	$	84,313
Total current liabilities		11,662		84,313
Total liabilities		11,662		84,313
Stockholders' equity				
Class A and Class B common stock		177		175
Additional paid-in capital		8,154,076		7,874,038
Accumulated other comprehensive income (loss)		2,219		(47,739)
Accumulated deficit		(5,742,559)		(5,650,517)
Total stockholders' equity		2,413,913		2,175,957
Total liabilities and stockholders' equity	$	**2,425,575**	$	**2,260,270**

See accompanying notes to condensed financial statements.

COUPANG, INC.
Schedule I - Condensed Financial Information of Parent (COUPANG, INC.)
Condensed Statements of Cash Flows

(in thousands)	2022	2021	2020
Operating activities			
Net cash used in operating activities	$ (79,277)	$ (57,783)	$ (7,587)
Investing activities			
Capital contribution to subsidiaries	(725,400)	(1,273,629)	(184,490)
Return of capital contribution from subsidiaries	80,434	202,834	253,921
Net cash (used in) provided by investing activities	(644,966)	(1,070,795)	69,431
Financing activities			
Repurchase of common units and preferred units	—	—	(97,043)
Proceeds from issuance of common units and preferred units, net of issuance costs	—	3,431,277	28,613
Deferred offering costs paid	—	(11,618)	—
Proceeds from issuance of common stock/units, equity-based compensation plan	17,774	62,281	—
Other, net	—	(1,663)	—
Net cash provided by (used in) financing activities	17,774	3,480,277	(68,430)
Cash and cash equivalents			
Net (decrease) increase in cash and cash equivalents	(706,469)	2,351,699	(6,586)
Cash and cash equivalents as of beginning of the period	2,358,035	6,336	12,922
Cash and cash equivalents as of end of the period	**$ 1,651,566**	**$ 2,358,035**	**$ 6,336**

See accompanying notes to condensed financial statements.

1.   Basis of Presentation

These condensed Parent company-only financial statements have been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto of Coupang, Inc. and subsidiaries included in Part II, Item 8 of this Form 10-K. The Parent's significant accounting policies are consistent with those described in Note 1 — "Description of Business and Summary of Significant Accounting Policies" in Part II, Item 8, except that all subsidiaries are accounted for as equity method investments.

Certain subsidiaries in Korea hold various licenses and/or are regulated by governmental requirements. As a result, the ability of these subsidiaries to pay dividends or loan money to our Parent company is restricted due to terms which require the subsidiaries to meet certain financial covenants, including maintaining a positive net equity balance; having a minimum percentage of its total assets in low-risk, cash-like assets; and maintaining a minimum current asset to current liability ratio. In addition, the Parent has certain regulatory restrictions that only allow dividend payments to be made while maintaining a positive net equity balance or if dividends are paid out of the current years' income, if any.

2.   Debt

The Parent has a three-year $1.0 billion unsecured credit facility (the "2021 revolving credit facility") as further described in Note 12 — "Short-Term Borrowings and Long-Term Debt". As of December 31, 2022, there was no balance outstanding on the 2021 revolving credit facility.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUPANG, INC.

By: /s/ Bom Kim
_____

Bom Kim

Chief Executive Officer and Chairman of the Board

Dated: March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bom Kim Bom Kim	Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*	March 1, 2023
/s/ Gaurav Anand Gaurav Anand	Chief Financial Officer *(Principal Financial Officer)*	March 1, 2023
/s/ Jonathan Lee Jonathan Lee	Chief Accounting Officer *(Principal Accounting Officer)*	March 1, 2023
/s/ Neil Mehta Neil Mehta	Director	March 1, 2023
/s/ Jason Child Jason Child	Director	March 1, 2023
/s/ Pedro Franceschi Pedro Franceschi	Director	March 1, 2023
/s/ Benjamin Sun Benjamin Sun	Director	March 1, 2023
/s/ Kevin Warsh Kevin Warsh	Director	March 1, 2023
/s/ Harry You Harry You	Director	March 1, 2023

CORPORATE INFORMATION

Board of Directors

Bom Kim
Chief Executive Officer and Chair of the Board

Neil Mehta
Lead Independent Director

Jason Child
Director

Pedro Franceschi
Director

Benjamin Sun
Director

Ambereen Toubassy
Director

Kevin Warsh
Director

Harry You
Director

Executive Officers

Bom Kim
Chief Executive Officer and Chair of the Board

Gaurav Anand
Chief Financial Officer

Hanseung Kang
Representative Director, Business Management

Harold Rogers
General Counsel and Chief Administrative Officer

TJ Kim
Vice President of Digital Customer Experience

Stockholder Account Assistance

Registered stockholder records are maintained by our transfer agent:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Website: www.astfinancial.com

Telephone: (800) 937-5449

Foreign shareowners: (718) 921-8386 | (866) 703-9077 TDD

Email: help@astfinancial.com

Form 10-K

Our Form 10-K is incorporated herein and has been filed with the Securities and Exchange Commission. To request a copy of our Form 10-K free of charge from the Company, please contact Investor Relations.

Investor Relations

Company information is available upon request without charge. Please contact the Investor Relations team by email at ir@coupang.com.

Annual Stockholders Meeting

Our annual meeting will be held virtually at www.virtualshareholdermeeting.com/CPNG2023 on June 15, 2023 at 5:00 p.m. Pacific Time.

Independent Registered Public Accounting Firm

Samil PricewaterhouseCoopers

100 Hangang-daero, Yongsan-gu

Seoul 04386, Republic of Korea

Stock Exchange

The New York Stock Exchange

Stock Symbol: CPNG









로켓프레시

환경까지 생각하는
전기 쿠팡카 로켓배송
coupang
coupang

2023

Proxy Statement

And Notice of Annual Meeting
of Stockholders



720 Olive Way, Suite 600
Seattle, Washington 98101

PROXY STATEMENT

For the 2023 Annual Meeting of Stockholders
To Be Held on Thursday, June 15, 2023 at 5:00 p.m., Pacific Time



TIME
5:00 p.m.
Pacific Time



DATE
June 15, 2023



LOCATION
Virtual



720 Olive Way, Suite 600
Seattle, Washington 98101

Proposals	Coupang, Inc. (the "Company", "Coupang", "we," or "us") is holding our 2023 Annual Meeting of Stockholders (including any adjournment or postponement thereof, the "Annual Meeting") for the following purposes, as more fully described in this Proxy Statement (this "Proxy Statement"):

1. to elect the seven director nominees named herein (Proposal No. 1);

2. to ratify the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal No. 2);

3. to consider a non-binding vote to approve the compensation of our named executive officers (Proposal No. 3); and

4. to consider such other business as may properly come before the Annual Meeting.

Record Date	Stockholders of record as of the close of business on April 17, 2023 (the "Record Date") are entitled to this notice and to vote at the Annual Meeting.
Proxy Voting	On or about April 28, 2023, we will mail to stockholders of record as of the Record Date (other than those who previously requested electronic or paper delivery on an ongoing basis) a Notice of Internet Availability of Proxy Materials (the "Internet Notice") with instructions for accessing our proxy materials and voting instructions.
	As described in this Proxy Statement, you may vote online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card.
Attending the Meeting	To attend the Annual Meeting, vote, or view the list of registered stockholders during the Annual Meeting, stockholders of record will be required to visit the meeting website listed above and log in using their 16-digit control number included on their proxy card or Internet Notice. Beneficial owners should review the proxy materials and their voting instruction form or Internet Notice for how to vote in advance of, and how to participate in, the Annual Meeting.

By Order of the Board of Directors,

Harold Rogers

General Counsel and
Chief Administrative Officer

TABLE OF CONTENTS

PROXY STATEMENT

For the 2023 Annual Meeting of Stockholders
To Be Held on Thursday, June 15, 2023 at 5:00 p.m., Pacific Time

GENERAL INFORMATION ABOUT VOTING AND THE ANNUAL MEETING

This Proxy Statement (this "Proxy Statement") is being furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Coupang, Inc. (the "Company", "Coupang", "we," or "us") for use at our 2023 Annual Meeting of Stockholders (including any adjournment or postponement thereof, the "Annual Meeting"). The Annual Meeting will be held virtually via live webcast. To attend and vote at the Annual Meeting and view the list of registered stockholders as of the close of business on April 17, 2023 (the "Record Date") during the meeting, stockholders of record must access the meeting website at www.virtualshareholdermeeting.com/CPNG2023 and enter the 16-digit control number found on the Internet Notice or on the proxy card provided to you with this Proxy Statement. If your shares are held in street name through a broker, bank, trustee, or other nominee and your Internet Notice or voting instruction form indicates that you may vote those shares through the www.proxyvote.com website, then you may access and vote at the Annual Meeting with the 16-digit control number indicated on that Internet Notice or voting instruction form. Otherwise, stockholders who hold their shares in street name should contact their broker bank, trustee, or other nominee that holds their shares (preferably at least five days before the Annual Meeting) to obtain a legal proxy in order to be able to attend, participate in, or vote at the Annual Meeting.

See "Attending the Virtual Meeting Online" below for more information.

Our fiscal year is consistent with the calendar year and ends on December 31. Unless stated otherwise, all references to years herein shall relate to our fiscal years. For example, references to year 2022 relate to our fiscal year ended December 31, 2022.

> Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on June 15, 2023.
>
> Copies of this Proxy Statement and our Annual Report on Form 10-K for 2022 (the "2022 Annual Report") are available at www.proxyvote.com.

Voting Rights

Only holders of record of our Class A common stock and Class B common stock as of the Record Date will be entitled to vote at the Annual Meeting. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, trustee, or other nominee.

In deciding all matters at the Annual Meeting, as of the Record Date, each share of Class A common stock represents one vote, and each share of Class B common stock represents 29 votes. We do not have cumulative voting rights for the election of directors. As of the Record Date, we had 1,603,410,402 shares of Class A common stock and 174,802,990 shares of Class B common stock outstanding and entitled to vote, according to the records maintained by our transfer agent.

For ten days prior to the Annual Meeting, a complete list of the stockholders entitled to vote at the Annual Meeting will be made available for examination by any stockholder for any purpose relating to the Annual Meeting during ordinary business hours at our headquarters, at 720 Olive Way, Suite 600, Seattle, Washington 98101, and will be available in electronic form on the day of the Annual Meeting at www.virtualshareholdermeeting.com/CPNG2023. If, due to adverse weather conditions or other unforeseen circumstances, our headquarters are closed or visitation is limited during the ten days prior to the Annual Meeting, a stockholder may send a written request to corporatesecretary@coupang.com, and we will arrange a way for the stockholder to inspect the list.

Notice of Internet Availability of Proxy Materials

As permitted by the U.S. Securities and Exchange Commission (the "SEC") rules, for the Annual Meeting, we have elected to furnish our proxy materials, including this Proxy Statement and our 2022 Annual Report, to our stockholders electronically via the Internet. On or about April 28, 2023, we mailed to our stockholders a *Notice of Internet Availability of Proxy Materials* (the "Internet Notice") containing notice of the Annual Meeting and instructions on how to access our proxy materials, including this Proxy Statement and our 2022 Annual Report, to vote at the Annual Meeting, and to request printed copies of the proxy materials. If you received an Internet Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. Instead, the Internet Notice instructs you on how to access and review all of the important information contained in this Proxy Statement and 2022 Annual Report. The Internet Notice also instructs you on how you may submit your proxy over the Internet. If you received an Internet Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Internet Notice. Stockholders may request to receive all future materials in printed form by mail or electronically by e-mail by following the instructions contained in the Internet Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings.

Printed Copies of Our Proxy Materials. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in those materials.

Voting Your Shares

If you are the record holder of your shares as of the close of business on the Record Date, you may vote in one of four ways. You may vote by submitting your proxy over the Internet, by telephone, or by mail, or you may vote electronically during the Annual Meeting.

By Internet	You may vote your shares from any location in the world at www.proxyvote.com (you will need the control number printed on your Internet Notice or proxy registration confirmation email).
By Telephone	You may vote your shares by calling 1-800-690-6903 and following the instructions on your proxy card.
By Mail	If you received a proxy card by mail, you may vote by completing, dating, and signing the proxy card and promptly mailing it in the postage-paid envelope provided.
During the Meeting	To vote at the meeting, visit www.virtualshareholdermeeting.com/CPNG2023 (you will need the control number printed on your Internet Notice or proxy registration confirmation email).

Internet and telephone voting facilities for stockholders of record will be available 24 hours a day and will close at 8:59 p.m., Pacific Time, on June 14, 2023. Note that, in light of possible disruptions in mail service related to any unforeseen circumstances, we encourage stockholders to submit their proxy via telephone or online.

If the shares you own are held by a broker, bank, trustee, or other nominee in a fiduciary capacity (typically referred to as being held in "street name"), you may instruct that institution on how to vote your shares. You will receive instructions from the broker, bank, trustee, or other nominee that holds your shares, which you must follow in order for your shares to be voted.

Attending the Annual Meeting Online

We have decided to hold the Annual Meeting virtually in the form of a live webcast. At this time, we believe that this is the right choice for Coupang and our stockholders as it provides expanded stockholder access regardless of the resources available to stockholders, improves communications, and reduces the carbon footprint of our activities. The Annual Meeting will convene promptly at 5:00 p.m., Pacific Time, on June 15, 2023. In order to attend and vote at the Annual Meeting, and view the list of registered stockholders as of the Record Date during the meeting, stockholders of record must access the meeting website at www.virtualshareholdermeeting.com/CPNG2023 and input the 16-digit control number found on the Internet Notice or on the proxy card provided to you with this proxy statement. If your shares are held in street name through a broker, bank, trustee, or other nominee and your Internet Notice or voting instruction form indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit control number indicated on that Internet Notice or voting instruction form. Otherwise, stockholders who hold their shares in street name should contact their broker, bank, trustee, or other nominee that holds their shares (preferably at least five days before the Annual Meeting) to obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

Even if you plan to attend the live webcast of the Annual Meeting, we encourage you to vote in advance by Internet, telephone, or mail so that your vote will be counted even if you later decide not to attend the Annual Meeting.

Technical Difficulties

We encourage you to access the Annual Meeting before it begins. Online check-in will be available at www.virtualshareholdermeeting.com/CPNG2023 approximately 15 minutes before the meeting starts on June 15, 2023. If you have difficulty accessing the meeting, please email ir@coupang.com. We will have technicians available to assist you.

Recommendations of the Board

At the Annual Meeting, our stockholders will be asked to vote on the proposals set forth below. The Board recommends that you vote your shares as indicated below. If you return a properly completed proxy card or vote your shares by telephone or over the Internet, your shares of common stock will be voted on your behalf as you direct. If not otherwise specified, the shares of common stock represented by the proxies will be voted in accordance with the Board's recommendations as follows:

- ✓ **"FOR"** the election of the seven director nominees named herein;

- ✓ **"FOR"** the ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2023; and

- ✓ **"FOR"** the approval of the compensation of our named executive officers.

We are not aware of any matters to be voted on by stockholders at the Annual Meeting other than those referenced above. If any matter is properly presented at the Annual Meeting, your executed proxy gives your proxy holder discretionary authority to vote your shares in accordance with their best judgment with respect to the matter.

Broker Non-Votes

If the shares you own are held in street name through a broker, bank, trustee, or other nominee, the broker, bank, trustee, or other nominee is required to vote your shares in accordance with your instructions. You should direct any such organization on how to vote the shares held in your account. Under applicable stock exchange rules, if you do not instruct the broker, bank, trustee, or other nominee that holds your shares on how to vote your shares, such organization will be able to vote your shares with respect to certain "routine" matters but will not be allowed to vote your shares with respect to certain "non-routine" matters. The ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm is expected to be a routine matter. Each other proposal to be voted on at the Annual Meeting is expected to be a non-routine matter. Generally, broker non-votes occur when shares held by a broker, bank, trustee, or other nominee in street name for a beneficial owner are not voted with respect to a particular proposal because the organization has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares. Note that whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, trustee, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

Revoking Your Proxy or Changing Your Vote

Voting over the Internet or by telephone or execution of a proxy will not in any way affect a stockholder's right to attend the Annual Meeting and vote electronically. A proxy may be revoked before it is used to cast a vote at the Annual Meeting. If you are the record holder of your shares, you can revoke a proxy by doing one of the following:

- filing with our General Counsel and Chief Administrative Officer, at or before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy;

- properly submitting a duly executed proxy (via the Internet, telephone, or by returning a proxy card) bearing a later date; or

- attending the Annual Meeting and voting electronically. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting.

Any written notice of revocation should be sent to us at the following address: Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington 98101, Attention: Harold Rogers, General Counsel and Chief Administrative Officer.

If the shares you own are held in street name, you will need to follow the directions provided to you by your broker, bank, trustee, or other nominee that holds your shares to change your vote.

Quorum and Votes Required

The holders of a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock (voting together as a single class) entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present by remote communication at the Annual Meeting or if you have properly submitted a proxy. Abstentions and broker non-votes are included in the shares present or represented at the Annual Meeting for purposes of determining whether a quorum is present. If a quorum is not present, the chair of the Annual Meeting may adjourn the meeting until a quorum is obtained.

Proposal	Votes Required	Effect of Votes Withheld, Abstentions and Broker Non-Votes
Proposal 1 Election of Directors	Each director is elected by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock voting together as a single class.	Abstentions and broker non-votes will have the effect of a vote "Against."
Proposal 2 Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of the holders of a majority of the voting power of the shares present by remote communication or represented by proxy and entitled to vote thereon.	Abstentions will have the effect of a vote "Against." We do not expect any broker non-votes on this proposal.
Proposal 3 Approval, on an Advisory (Non-Binding) Basis, of the Compensation of Our Named Executive Officers ("Say-on-Pay Vote")	The affirmative vote of the holders of a majority of the voting power of the shares present by remote communication or represented by proxy and entitled to vote thereon.	Abstentions will have the effect of a vote "Against" and broker non-votes will have no effect.

The votes will be counted, tabulated, and certified by a representative of Broadridge, our inspector of election for the Annual Meeting. We plan to announce preliminary voting results at the Annual Meeting and we will report the final results in a Current Report on Form 8-K.

Solicitation of Proxies

We will bear the cost of soliciting proxies in the accompanying form and will reimburse brokerage firms and others for expenses involved in forwarding proxy materials to beneficial owners or soliciting their execution. In addition to solicitations by mail, we, through our directors and officers, may solicit proxies in person, by telephone, or by electronic means. Such directors and officers will not receive any special remuneration for these efforts.

PROPOSAL 1: ELECTION OF DIRECTORS

The nominating and corporate governance committee of the Board (the "Nominating and Corporate Governance Committee") identifies, evaluates, and recommends nominees for directors to serve on the Board consistent with the criteria approved by the Board, including consideration of the potential conflicts of interest, director independence, diversity, and other relevant requirements. In doing so, our Nominating and Corporate Governance Committee seeks to assemble a board of directors that, as a group, can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of background and experience in various areas. To that end, the committee has identified and evaluated nominees in the broader context of the Board's overall composition, with the goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment, and other qualities deemed critical to effective functioning of the Board. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has considered and nominated the seven directors listed below for re-election to the Board at the Annual Meeting. As previously disclosed, Mr. You will retire from the Board effective at the Annual Meeting and, as a result, he will not stand for re-election at the Annual Meeting. In light of Mr. You's upcoming retirement, the size of the Board will be reduced to seven directors, also effective at the Annual Meeting. We and the Board thank Mr. You for his excellent service on the Board and his many contributions to the Company, including during our initial public offering (our "IPO").

The directors elected at the Annual Meeting will hold office until our annual meeting of stockholders to be held in 2024 after the end of our fiscal year ending December 31, 2023 (the "2024 Annual Meeting of Stockholders") and until their successors are duly elected and qualified. We have no reason to believe that any of the nominees will be unavailable or, if elected, will decline to serve. In the event these nominees should become unavailable to serve due to any presently unforeseen reason, proxies will be voted for a substitute as designated by the Board, or alternatively, the Board may leave a vacancy on the Board or reduce the size of the Board.

Nominees for Election to the Board of Directors

The Board of Directors

The biographies of each of our director nominees are included below. Each of the biographies highlights specific experience, qualifications, attributes, and skills that led us to conclude that such person should serve as a member of the Board. We believe that, as a whole, the Board possesses the requisite skills and characteristics, leadership traits, work ethic, and independence to provide effective oversight. No director or executive officer is related by blood, marriage, or adoption to any other director or executive officer. No arrangements or understandings exist between any director and any other person pursuant to which such person was selected as a director or nominee.

Director Biographies



Bom Kim Chief Executive Officer and Chair of the Board

Age 44

Director Since 2010

Committee Memberships None

Bom Kim founded our company and has served as our Chief Executive Officer and as a Chairman of the Board since May 2010. Mr. Kim attended Harvard University, earning an A.B. degree in Government.

Skills and Qualifications

We believe Mr. Kim is qualified to serve on the Board because of his extensive experience building and leading our business and his insight into our technology as our Founder and Chief Executive Officer.



Neil Mehta Lead Independent Director

Age 38

Director Since 2010

Committee Membership   s Compensation (Chair); Nominating and Corporate Governance

Neil Mehta has served as a member of the Board since December 2010. Mr. Mehta founded Greenoaks Capital Partners LLC ("Greenoaks"), an investment firm, and has served as a Managing Director since April 2014. Prior to Greenoaks, Mr. Mehta was a Senior Investment Professional for special situations investments in India, the Middle East, and Southeast Asia for Orient Property Group Ltd., a Hong Kong-based investment firm financed by a fund managed by D.E. Shaw & Co., L.P., from October 2007 to November 2009. Mr. Mehta also previously worked for Kayne Anderson Capital Advisors, an alternative investment firm, where he invested in private companies in the general business and technology sector. Mr. Mehta earned a BSc in Government from The London School of Economics and Political Science.

Skills and Qualifications

We believe Mr. Mehta is qualified to serve as a member of the Board because of his operational experience in the technology industry and extensive knowledge of high-growth companies.



Jason Child

Age 54

Director Since 2022

Committee Memberships Audit

Jason Child has served as a member of the Board since April 2022. Mr. Child has served as Executive Vice President and Chief Financial Officer of Arm Ltd, a leading technology provider of processor IP, since November 2022. Prior to joining Arm, Mr. Child served as Senior Vice President and Chief Financial Officer of Splunk Inc., a data platform company for security and observability from 2019 to 2022. Mr. Child served as Chief Financial Officer at Opendoor Labs Inc., an online real estate marketplace, from 2017 to 2019. From 2015 to 2016, Mr. Child was Chief Financial Officer at AliphCom, Inc. (d/b/a Jawbone), a consumer technology and wearable products company. Mr. Child served as Chief Financial Officer at Groupon, Inc., an e-commerce company, from 2010 to 2015. Previously, he spent over 11 years leading various global finance teams at Amazon.com, Inc., an e-commerce and cloud computing company. Mr. Child began his career at Arthur Andersen LLP. He holds a B.A. from the University of Washington.

Skills and Qualifications

We believe Mr. Child is qualified to serve as a member of the Board because of his extensive background in finance and accounting matters.



Pedro Franceschi

Age 26

Director Since 2022

Committee Memberships Compensation

Pedro Franceschi has served as a member of the Board since March 2022. Mr. Franceschi is Co-Founder & Co-Chief Executive Officer of Brex, a company reimagining financial systems for fast growing businesses. Launched in 2018 as the corporate card for startups, Brex now serves tens of thousands of companies through its expanded portfolio of financial services and software to help all fast-growing companies reach their full potential. Prior to launching Brex, Mr. Franceschi co-founded the payment company Pagar.me, a payment processor system, which was acquired by StoneCo Ltd., one of the largest payments companies in Brazil. At age 14, Mr. Franceschi built a popular window manager for Apple's iPad allowing users to manage multiple applications simultaneously—a process previously impossible. At the age of 12, Mr. Franceschi was the first person to build software to make Apple's Siri virtual assistant speak in Portuguese. Mr. Franceschi has served as a director of StoneCo Ltd. since May 2021.

Skills and Qualifications

We believe Mr. Franceschi is qualified to serve as a member of the Board because of his extensive experience creating and leading technology companies.



Benjamin Sun

Age 49

Director Since 2010

Committee Memberships Audit

Benjamin Sun has served on the Board since July 2010. Mr. Sun has been General Partner and co-founder of Primary Venture Partners, an early-stage venture capital fund, since 2013. Mr. Sun also co-founded LaunchTime LLC ("LaunchTime") in January 2010, which invests in early-stage companies, and currently serves as a Partner. Previously, Mr. Sun served as President and Chief Executive Officer of Community Connect Inc., a leading online publisher, from October 1996 to December 2008 (Community Connect Inc. was acquired by Radio Once, Inc. in 2008). Mr. Sun began his financial career in Investment Banking at Merrill Lynch. Mr. Sun earned a B.A. degree in Economics from the University of Michigan in 1995.

Skills and Qualifications

We believe Mr. Sun is qualified to serve as a member of the Board because of his extensive experience working with technology companies.



Ambereen Toubassy

Age 50

Director Since 2023

Committee Memberships Audit

Ambereen Toubassy has served as a member of the Board since March 2023. Ms. Toubassy has served as Chief Financial Officer of Airtable, a cloud-based software company, since January 2021. Prior to joining Airtable, Ms. Toubassy served as Chief Financial Officer of Quibi, a mobile media startup, from September 2018 to November 2020 and as Chief Financial Officer and Partner of WndrCo, a media and technology holding company, from May 2017 to September 2018. Her career spans multiple investing roles as partner and portfolio manager at JMB Capital, Ivory Capital Management, and Empyrean Capital Partners. Ms. Toubassy began her career at Goldman Sachs and worked in the Risk Arbitrage, M&A, and Software banking groups of Goldman Sachs. Ms. Toubassy holds a B.A. in Economics from Yale University and an MBA from Stanford University Graduate School of Business.

Skills and Qualifications

We believe Ms. Toubassy is qualified to serve as a member of the Board because of her extensive background in finance and accounting matters at technology companies.



Kevin Warsh

Age 53

Director Since 2019

Committee Memberships Compensation, Nominating and Corporate Governance (Chair)

Kevin Warsh has served as a member of the Board since October 2019. Since April 2011, he has served as the Shepard Family Distinguished Visiting Fellow in Economics at the Hoover Institution and lecturer at the Stanford Graduate School of Business. He has served on the board of directors of United Parcel Service, a multinational package delivery and supply chain management company, since July 2012. Governor Warsh is a member of the Group of Thirty ("G30") and the Panel of Economic Advisers of the Congressional Budget Office ("CBO"), and Governor Warsh advises Duquesne Family Office LLC. Governor Warsh served as a member of the Board of Governors of the Federal Reserve System from 2006 until 2011. From 2002 until 2006, Governor Warsh served as Special Assistant to the President for Economic Policy and Executive Secretary of the White House National Economic Council. Previously, Governor Warsh was a member of the Mergers & Acquisitions department at Morgan Stanley & Co. in New York, serving as Vice President and Executive Director. Governor Warsh received his A.B. from Stanford University, and J.D. from Harvard Law School.

Skills and Qualifications

We believe Mr. Warsh is qualified to serve on the Board because of his extensive experience in economics, finance, and corporate governance.

The Board of Directors and Certain Governance Matters

Director Independence and Independence Determinations

Our Corporate Governance Guidelines provide that the Board will consist of a majority of independent directors. Under our Corporate Governance Guidelines and the rules and regulations of the New York Stock Exchange (the "NYSE"), on which our Class A common stock is traded, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries. Our Corporate Governance Guidelines provide that, to determine independence, the Board will consider the definition of independence in the applicable listing standards, which includes definition of an "independent" director in accordance with Section 303A.02 of the NYSE's Listed Company Manual, and other factors that will contribute to effective oversight and decision making. In addition, members of the Audit Committee and Compensation Committee are subject to the additional independence requirements of applicable SEC rules and NYSE listing standards.

The Nominating and Corporate Governance Committee undertook its annual review of director independence and made a recommendation to the Board regarding director independence. As a result of this review, the Board affirmatively determined that Ms. Toubassy and Messrs. Child, Franceschi, Mehta, Sun, Warsh, and You are independent for purposes of applicable NYSE standards, including with respect to any applicable committee service. In addition, the Board has determined that each of Ms. Toubassy and Messrs. Child, Sun, and You is "independent" for purposes of service on the Audit Committee in accordance with Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each of Messrs. Franceschi, Mehta, and Warsh is "independent" for purposes of service on the Compensation Committee in accordance with Section 10C(a)(3) of the Exchange Act. In assessing directors' independence, the Board considered certain transactions, relationships, and arrangements involving some of the directors and concluded that such transactions, relationships, and arrangements did not impair the independence of the director. Additionally, the Board considered that during 2022, Mr. Child was employed by organizations that did business with Coupang. The amount received by Coupang or such other organization in each of the last three fiscal years did not exceed the greater of $1 million or 1% of either Coupang's or such organization's consolidated gross revenues.

Board Structure

Our bylaws and Corporate Governance Guidelines provide that the Chair of the Board shall be appointed by the Board and that the positions of Chief Executive Officer and the Chair of the Board may be held by the same person. Our Corporate Governance Guidelines further provide that in the event a non-independent director is serving as the Chair of the Board, the Board may designate a lead independent director, whose responsibilities shall include:

- working with the Chief Executive Officer to develop Board meeting schedules and agendas;
- providing the Chief Executive Officer feedback on the quality, quantity, and timeliness of the information provided to the Board;
- developing the agenda for and moderating executive sessions of the independent members of the Board;
- presiding over the Board meetings (when the Chair is not present);
- acting as principal liaison between the independent members of the Board and the Chief Executive Officer;
- convening meetings of the independent directors as appropriate;
- if requested and appropriate, being available for consultation with major stockholders; and
- performing other duties as the Board may determine from time to time.

Currently, Mr. Bom Kim, our founder and Chief Executive Officer, also holds the Chair of the Board position, and Mr. Neil Mehta has served as Lead Independent Director of the Board since our IPO. The Board believes that the combined role of the Chair and Chief Executive Officer positions is appropriate and in the best interests of the Company and our stockholders, given Mr. Kim's role in founding Coupang, the depth and breadth of his insight into our business, vision, and industry. Further, the Board believes that this Board leadership structure is effective and improves the Board's ability to focus on key policy and operational issues and helps us operate in the long-term interests of our stockholders.

Executive Sessions

Mr. Kim, as Chief Executive Officer and Chair of the Board, is currently the only employee member of the Board. To promote open discussion among the non-management directors, and as required under applicable NYSE rules and our Corporate Governance Guidelines, non-management directors of the Board meet at regularly scheduled executive sessions (without members of management present), and Mr. Mehta, our lead independent director, presides over all such executive sessions.

Meetings of the Board of Directors and Attendance

Our Corporate Governance Guidelines provide that all members of the Board are expected to prepare for, attend, and participate in all meetings of the Board and committees on which they serve. During 2022, the Board met four times. No member of the Board attended fewer than 75% of the aggregate of the total number of meetings of the Board (held during the period for which he or she was a director) and the total number of meetings held by all committees of the Board on which such director served (held during the period that such director served), other than Mr. Mehta (who attended less than 75% of the meetings of one committee).

Members of the Board are encouraged to attend annual meetings of stockholders; however, we do not have a formal policy with regard to board members' attendance at annual meetings of stockholders. All seven of our directors then serving on the Board attended the 2022 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board has established three standing committees thereof—the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee—each of which operates under a charter that has been approved by the Board. Current copies of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee charters are posted on the "Governance" section of the Investor Relations page of our website at ir.aboutcoupang.com. In 2022, the Audit Committee held nine meetings, the Compensation Committee held four meetings, and the Nominating and Corporate Governance Committee held five meetings.

Audit Committee

Primary Responsibilities

We have adopted a committee charter that details the primary responsibilities of the Audit Committee, including:

- overseeing our accounting and financial reporting processes, systems of internal control, financial statement audits, and the integrity of our financial statements;

- evaluating and determining whether to retain the independent registered public accounting firm to audit our consolidated financial statements;

- assessing the qualifications, performance, and independence of the independent registered public accounting firm;

- reviewing the results of the audit with management and the independent registered public accounting firm, as well as our annual audited and quarterly financial statements, including management's discussion and analysis of financial condition and results of operations and risk factors;

- overseeing procedures for receiving, retaining, and investigating complaints received by us regarding accounting, internal accounting controls, or auditing matters, and confidential and anonymous submissions by employees concerning questionable accounting or auditing matters;

- conferring with management and the independent registered public accounting firm concerning the scope, design, adequacy, and effectiveness of internal control over financial reporting and our disclosure controls and procedures;

- reviewing and approving related party transactions, in accordance with our policies;

- approving or, as permitted, pre-approving all audit and permissible non-audit related services and fees that the independent registered public accounting firm provide to us; and

- overseeing the activities of our internal audit function.

Financial Expertise and Independence

All members of the Audit Committee are "independent" in accordance with the NYSE listing standards and SEC rules applicable to boards of directors in general and audit committee members in particular. The Board has determined that Ms. Toubassy and Messrs. You and Child each qualify as an "audit committee financial expert" as defined by the applicable SEC rules and that each member of the Audit Committee is "financially literate" within the meaning of the NYSE listing standards.

Report

The Report of the Audit Committee is set forth beginning on page 21 of this Proxy Statement.

* Mr. You will retire from the Board, including the Audit Committee, at the Annual Meeting and Mr. Child is expected to be appointed as Chair of the Audit Committee at that time.

Current Committee Members

Harry You (*Chair*)*
Jason Child
Benjamin Sun
Ambereen Toubassy

Compensation Committee

Primary Responsibilities

We have adopted a committee charter that details the primary responsibilities of the Compensation Committee, including:

- reviewing, overseeing, and approving (or making recommendations to the Board for approval of) our overall executive compensation strategy and policies;

- reviewing and approving the compensation, individual and corporate performance goals and objectives, and other terms of employment of our executive officers;

- reviewing and approving (or making recommendations to the Board for approval of) the type and amount of compensation to be paid or awarded to Board members;

- reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

- administering our equity awards, pension, and profit sharing plans, bonus plans, benefit plans, and other similar programs; and

- periodically discussing with management and overseeing as it deems appropriate the development, implementation, and effectiveness of our policies and strategies relating to our human capital management function, including but not limited to those policies and strategies regarding recruiting, retention, career development and progression, diversity and inclusion, and employment practices.

Current Committee Members

Neil Mehta (*Chair*)
Pedro Franceschi
Kevin Warsh

Independence

All members of the Compensation Committee are "independent" in accordance with NYSE listing standards and SEC rules applicable to boards of directors in general and compensation committees in particular. In addition, all members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

Delegation Authority

The Compensation Committee may form and delegate authority to subcommittees for any purpose that the Committee deems appropriate, including (a) a subcommittee consisting of a single member, and (b) a subcommittee consisting of at least two members, each of whom qualifies as non-employee directors under Section 16 of the Exchange Act.

Role of Executive Officers and Compensation Consultant

See page 29 of this Proxy Statement for a discussion of the role of our executive officers and compensation consultant in determining executive compensation.

Report

The Report of the Compensation Committee is set forth beginning on page 34 of this Proxy Statement.

Nominating and Corporate Governance Committee

Primary Responsibilities

We have adopted a committee charter that details the primary responsibilities of the Nominating and Corporate Governance Committee, including:

- helping the Board oversee our corporate governance functions;

- advising the Board on corporate governance matters;

- identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the Board;

- considering and making recommendations to the Board regarding the composition and Chair position of the committees of the Board;

- reviewing and making recommendations to the Board regarding our corporate governance guidelines and related policies and procedures;

- periodically reviewing the performance of the Board, including Board committees; and

- periodically reviewing the processes and procedures used by us to provide information to the Board and its committees.

Independence

All members of the Nominating and Corporate Governance Committee are "independent" in accordance with NYSE listing standards.

* Mr. You will retire from the Board, including the Nominating and Corporate Governance Committee, at the Annual Meeting and Mr. Sun is expected to be appointed as a member of the Nominating and Corporate Committee at that time.

Current Committee Members

Kevin Warsh *(Chair)*
Neil Mehta
Harry You*

Director Nomination Process and Qualifications

We believe that an effective board should be made up of individuals who collectively provide an appropriate balance of diverse occupational and personal backgrounds and perspectives and who have a range of skills and expertise sufficient to provide guidance and oversight with respect to our strategy and operations. The Board and the Nominating and Corporate Governance Committee seek individuals with backgrounds and qualities that, when combined with those of our other directors, enhance the Board's effectiveness and result in the Board having a balance of knowledge, experience, and capability.

In assessing potential candidates, the Board and the Nominating and Corporate Governance Committee will consider, among other factors, whether the candidate:

- possesses relevant expertise to offer advice and guidance to management;

- has sufficient time to devote to the affairs of the Company;

- demonstrates excellence in his or her field;

- has the ability to exercise sound business judgment; and

- is committed to represent the long-term interests of our stockholders.

Moreover, the Board and the Nominating and Corporate Governance Committee carefully consider the importance to us of diversity in board composition, (including diversity of gender, race, experience, ethnic background, and country of origin) and, in assessing potential candidates, will take into account a candidate's diversity and status as a member of an underrepresented community. The Board will assess its effectiveness in this regard as part of the annual board evaluation process.

In addition, our Corporate Governance Guidelines also require that to be qualified to serve as a director, a candidate must possess the highest personal integrity and ethics, have the ability to read and understand basic financial statements, and be older than 21 years of age.

The Nominating and Corporate Governance Committee considers the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, or the Nominating and Corporate Governance Committee and the Board determine to increase the size of the Board, the Nominating and Corporate Governance Committee considers potential director candidates using the criteria set forth above. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, members of management, professional search firms, stockholders, or other persons. The Nominating and Corporate Governance Committee is responsible for conducting appropriate inquiries into the backgrounds and qualifications of potential director candidates and evaluating their suitability for service on the Board.

In the case of Ms. Toubassy, the Board, upon the recommendation of the Nominating and Corporate Governance Committee, approved her as a director nominee in recognition of her extensive background in finance and accounting matters. Ms. Toubassy was identified as a potential director nominee by an independent member of the Board.

The Nominating and Corporate Governance Committee will evaluate director candidates recommended by stockholders in the same manner in which the Nominating and Corporate Governance Committee evaluates any other director candidate.

Any recommendation submitted to the General Counsel and Chief Administrative Officer should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation but must include information that would be required under the "advance notice" provisions of our bylaws and rules of the SEC to be included in a proxy statement soliciting proxies for the election of such candidate. Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the General Counsel and Chief Administrative Officer of the Company at c/o Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington 98101, U.S.A. All recommendations for nomination received by the General Counsel and Chief Administrative Officer that satisfy our "advance notice" bylaw requirements relating to such director nominations will be presented to the Board for its consideration. Stockholders must also satisfy the notification, timeliness, consent, and information requirements set forth in our bylaws. These requirements are also described under the section entitled "Stockholder Proposals for the 2024 Annual Meeting of Stockholders".

Corporate Governance Documents

Complete copies of our Corporate Governance Guidelines and Committee charters are available on the Investor Relations page of our website at ir.aboutcoupang.com.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics is available on the Investor Relations page of our website at ir.aboutcoupang.com. If we ever were to amend or waive any provision of our Code of Business Conduct and Ethics that applies to our executive officers or directors, we intend to satisfy our disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on our website set forth above rather than by filing a Current Report on Form 8-K.

Communications with the Board

Stockholders and other interested parties may communicate with a member or members of the Board, including the Chair of the Board, Chair of the Audit, Compensation, or Nominating and Corporate Governance Committees, or to the non-management or independent directors. We maintain a "Stockholders Communications Policy" that outlines the applicable procedures and is available on the Investor Relations page of our website at ir.aboutcoupang.com.

Board's Role in Risk Oversight

The Board's role in risk oversight at the Company is consistent with our leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing risks we face in executing our business plans, and the Board and its committees providing oversight in connection with those efforts. These risks include financial, regulatory, technological, competitive, and operational risks and exposures.

In addition to the full Board, the Audit Committee plays an important role in the oversight of our enterprise risk assessment and management activities, which identify key risks to our business, including risks related to information security, data privacy, and regulations, and assesses any steps taken to monitor and control such risk. The Audit Committee periodically reviews key enterprise risks with senior management and the Head of Internal Audit.

The Compensation Committee is charged with ensuring that our compensation policies and procedures do not encourage risk-taking in a manner that would have a material adverse impact on us.

The Nominating and Corporate Governance Committee is charged with overseeing risk related to our governance processes. Each Committee reports its findings to the full Board for consideration.

Director Compensation

In December 2021, the Board adopted a director compensation policy for our non-employee directors (the "Non-Employee Director Compensation Policy"). Prior to the adoption of the Non-Employee Director Compensation Policy, we compensated our non-employee directors in accordance with then-current practices established by the Board and, following our IPO, our Compensation Committee in consultation with the Board and compensation consultants.

Initial Equity Awards

In connection with joining the Board, a new non-employee director may be granted an equity award in the form of restricted stock units ("RSUs") covering a number of shares of our Class A common stock having a value of up to $1,000,000 (as determined by the Board) on the date of grant, based on the closing price of our Class A common stock on the date of grant. Each initial award will vest on a schedule determined by the Board at the time of grant. If a non-employee director resigns from the Board prior to the vesting date, the unvested portion of any initial award will be forfeited as of the date of resignation. In the event of a "change of control" (as defined in our 2021 Equity Incentive Plan), the unvested portion of any initial award will vest in full.

Annual Equity Awards

On the date of each annual meeting of stockholders, each non-employee director who is serving on the Board, who has no outstanding and unvested stock grant, and will continue to serve on the Board as a non-employee director immediately following the date of such annual meeting, will automatically be granted an equity award in the form of RSUs covering a number of shares of our Class A common stock having a value of $300,000, based on the closing price of our Class A common stock on the date of grant.

Additionally, each non-employee director will be eligible to earn additional annual retainers for their additional services as follows, in each case in the form of RSUs covering a number of shares of our Class A common stock having the value set forth below (based on the closing price of our Class A common stock on the date of grant):

- $25,000 for service as Lead Director;

- $25,000 for service as chair, or $12,500 for service as a member (other than as chair), of our Audit Committee;

- $20,000 for service as chair, or $10,000 for service as a member (other than as chair), of our Compensation Committee; and

- $15,000 for service as chair, or $7,500 for service as a member (other than as chair), of our Nominating and Corporate Governance Committee.

Each annual equity award granted, including awards granted for additional services described above, will be scheduled to vest in full on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of stockholders following the date of grant. If a non-employee director terminates service in a Committee role prior to the vesting date, any applicable Committee retainer will vest on a pro-rata basis taking account of the non-employee director's length of Committee service during the vesting period. If a non-employee director resigns from the Board prior to the vesting date, all unvested annual equity awards, including awards granted for additional services described above, will be forfeited as of the date of resignation. In the event of a "change of control" (as defined in our 2021 Equity Incentive Plan), all unvested annual equity awards, including awards granted for additional services described above, will vest in full.

The Non-Employee Director Compensation Policy further provides that any non-employee director who held unvested RSUs as of the date the policy was adopted in December 2021 shall not be eligible to receive an annual equity award described above until the date of the first annual meeting of stockholders that occurs after such outstanding RSUs have become fully vested in accordance with their terms. As of the date of our 2022 Annual Meeting of Stockholders, any RSUs previously granted to our non-employee directors that remained unvested as of the date the Non-Employee Director Compensation Policy was adopted in December 2021 had become fully vested, other than those held by Mr. Harry You. Therefore, Mr. You did not receive an annual equity award in 2022 for his service on the Board.

Limitation on Non-Employee Director Compensation

The Non-Employee Director Compensation Policy includes a maximum annual limit of $750,000 of cash compensation and equity awards that may be paid, issued, or granted to a non-employee director in any calendar year other than in the non-employee director's first calendar year of service, in which case the maximum is $1,000,000. This maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors but is designed to set the upper limit on non-employee director compensation for avoidance of any doubt.

Expense Reimbursement

Under the Non-Employee Director Compensation Policy, each non-employee director is entitled to reimbursement from us for reasonable travel, lodging, and meal expenses incident to meetings of the Board or committees thereof or in connection with other Board-related business, in accordance with and subject to our expense reimbursement policy as presented to the Audit Committee of the Board.

Director Compensation Table

The following table provides information regarding compensation of our non-employee directors for their service as a director for 2022. Employee directors received no additional compensation for their service as a director.

Name	Stock Awards[1]	Total
Jason Child[2]	$366,428	$366,428
Pedro Franceschi[3]	$389,829	$389,829
Neil Mehta	$352,494	$352,494
Benjamin Sun	$312,497	$312,497
Ambereen Toubassy[4]	–	–
Kevin Warsh	$324,996	$324,996
Harry You[5][6]	–	–

1. Amounts in this column represent the aggregate grant date fair value of RSUs granted during 2022, calculated in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying this calculation, please read Note 4 in the Notes to Consolidated Financial Statements of our 2022 Annual Report. As of December 31, 2022, each non-executive director held the following unvested RSUs: Mr. Child: 27,150; Mr. Franceschi: 26,933; Mr. Mehta: 30,625; Mr. Sun: 27,150; Ms. Toubassy: 0; Mr. Warsh: 28,236; and Mr. You: 166,048.

2. Mr. Child was appointed to the Board on April 14, 2022 and received an initial equity award upon such appointment with a grant date fair value of $53,932, in addition to his annual equity award for 2022 with a grant date fair value of $312,497.

3. Mr. Franceschi was appointed to the Board on March 15, 2022 and received an initial equity award upon such appointment with a grant date fair value of $79,830, in addition to his annual equity award for 2022 with a grant date fair value of $309,999.

4. Ms. Toubassy was appointed to the Board on March 8, 2023 and therefore did not receive any compensation for service on the Board in 2022.

5. As of the date of our 2022 Annual Meeting of Stockholders, Mr. You had 166,048 RSUs that remained unvested. Therefore, in accordance with the terms of our Non-Employee Director Compensation Policy, Mr. You did not receive an annual equity award in 2022.

6. Mr. You will retire from the Board, effective at the Annual Meeting.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

The Audit Committee is solely responsible for the appointment, evaluation, compensation, retention, and, if appropriate, replacement of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee has selected Samil PricewaterhouseCoopers to serve as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Samil PricewaterhouseCoopers has served as our auditor since 2014.

Stockholder approval is not required to appoint Samil PricewaterhouseCoopers as the independent registered public accounting firm for our fiscal year ending December 31, 2023. The Board believes, however, that submitting the appointment of Samil PricewaterhouseCoopers to the stockholders for ratification is a matter of good corporate governance. Even if the appointment is ratified, our Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines such a change would be in the best interests of the Company or our stockholders. The ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm requires the affirmative vote of a majority of the shares cast in person or by proxy and entitled to vote at the Annual Meeting.

One or more representatives of Samil PricewaterhouseCoopers are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they wish and be available to respond to appropriate questions.

Principal Accountant Fees and Services

The following tables set forth Samil PricewaterhouseCoopers' aggregate fees for 2022 and 2021:

	December 31, 2022	December 31, 2021
Audit Fees[1]	$6,881,000	$4,131,000
Audit-Related Fees[2]	–	115,000
Tax Fees	–	–
All Other Fees[3]	5,000	5,000
Total Fees	$6,886,000	$4,251,000

1. Audit fees include the audit of our annual financial statements, the review of our annual report on Form 10-K for the applicable fiscal year, and the review of our quarterly reports on Form 10-Q for the applicable fiscal quarters, statutory audits required internationally, and consents for and review of registration statements filed with the SEC or other documents issued in connection with securities offerings. Our 2022 audit fees include fees for attestation services related to Section 404 of the Sarbanes-Oxley Act of 2002. Our 2021 audit fees for 2021 include fees for services incurred in connection with our IPO completed in 2021.

2. Audit-related fees consist primarily of work related to our preparation for compliance with our obligations under the Sarbanes-Oxley Act of 2002.

3. All other fees consist primarily of subscription fees to access accounting, tax, and financial reporting content.

Pre-Approval Policies and Procedures

Our Audit Committee charter requires our Audit Committee to pre-approve all audit and permitted non-audit and tax services that may be provided by our independent registered public accounting firm or other registered public accounting firms. The Audit Committee charter also provides that the Audit Committee may establish policies and procedures for its pre-approval of permitted services in compliance with applicable law or stock exchange listing rules. Our Audit Committee has established procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm and pre-approves all audit and permitted non-audit services provided by our independent registered public accounting firm prior to each engagement. Since our IPO, our Audit Committee pre-approved all services provided by Samil PricewaterhouseCoopers.

Audit Committee Report

The Audit Committee consists solely of independent directors, as required by and in compliance with SEC rules and regulations and the NYSE listing standards. The Audit Committee operates pursuant to a written charter adopted by the Board.

The Audit Committee is responsible for assisting the Board in its oversight responsibilities related to accounting policies, internal controls, financial reporting, and legal and regulatory compliance. Our management has the primary responsibility for our financial reporting processes, proper application of accounting principles, and internal controls as well as the preparation of its financial statements. Our independent registered public accounting firm is responsible for performing an audit of our financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States and the effectiveness of our internal control over financial reporting.

In performing its functions, the Audit Committee has:

- Reviewed and discussed the audited financial statements, management's assessment of the effectiveness of our internal control over financial reporting, and the independent auditors' evaluation of our system of internal control over financial reporting, included in our 2022 Annual Report with management and Samil PricewaterhouseCoopers;

- Discussed with Samil PricewaterhouseCoopers the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

- Received from Samil PricewaterhouseCoopers the written disclosures and representations required by PCAOB standards regarding Samil PricewaterhouseCoopers independence, and discussed with them matters relating to independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that our audited financial statements be included in our 2022 Annual Report for filing with the SEC.

The Audit Committee

Harry You (Chair), Jason Child, Benjamin Sun, Ambereen Toubassy

The foregoing Report of the Audit Committee of the Board of Directors shall not be deemed to be soliciting material or be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Exchange Act, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed to be filed with the SEC under the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

Below is a list of our current executive officers and their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
Executive Officers		
Bom Kim[1]	44	Chief Executive Officer and Chair of the Board
Gaurav Anand	47	Chief Financial Officer
Hanseung Kang	54	Representative Director, Business Management
Harold Rogers	46	General Counsel and Chief Administrative Officer
TJ Kim	43	Vice President of Digital Customer Experience

1. Please see "Nominees for Election to the Board of Directors" for information regarding Mr. Kim.

Executive Officers

Gaurav Anand. Gaurav Anand has served as our Chief Financial Officer since December 2020 and previously served as our Chief Operating Officer from January 2019 to December 2020. Mr. Anand previously served as the Chief of Staff to our Chief Executive Officer from January 2017 to December 2018 and our Chief Financial Officer of Global eCommerce from January 2017 to December 2017. Prior to joining Coupang, Mr. Anand served as Vice President of Finance at Myntra, a fashion subsidiary of Flipkart, from November 2014 to December 2016. Mr. Anand also previously worked at Amazon from 2007 to 2014, holding various Finance positions across its North America retail, International retail, AWS business, and payments business.

Hanseung Kang. Hanseung Kang has served as our Representative Director of Business Management since November 2020. Prior to joining Coupang, Mr. Kang worked as an attorney at Kim & Chang from February 2013 to November 2020, where his practice focused on crisis management, communication strategy, and government affairs. From August 2011 to February 2013, Mr. Kang served as the Secretary to the President of the Republic of Korea for Legal Affairs. During the prior eighteen years, he served in the Korean judiciary, first as a judge at district courts and later as a presiding judge in the appellate court. Mr. Kang has also served as a Special Counselor to the Legislation and Judiciary Committee of the National Assembly of the Republic of Korea, and as the Counselor for the Judicial Affairs at the Embassy of the Republic of Korea in the U.S. Mr. Kang received his LL.B. from Korea University and attended the Judicial Research and Training Institute of the Supreme Court of Korea.

Harold Rogers. Harold Rogers has served as our General Counsel since December 2021 and as our Chief Administrative Officer since January 2020. Prior to joining Coupang, Mr. Rogers served as Executive Vice President, Chief Ethics and Compliance Officer at Millicom, a global telecommunications company, from August 2016 to December 2019. He also was previously a Partner at Sidley Austin LLP from January 2013 to July 2016 and an associate attorney from September 2006 to December 2012. He clerked for the Honorable Thomas B. Griffith on the United States Court of Appeals for the District of Columbia Circuit from 2005 to 2006. Mr. Rogers holds a B.A. in English from Brigham Young University and earned his J.D. from Harvard Law School.

TJ Kim. has served as our Vice President of Digital Customer Experience since April 2023. Previously, Mr. Kim served as our Vice President of Product Management and UX, leading the Product, Analytics, and UX teams for Coupang's product commerce business from April 2022 to April 2023. He served as our Senior Director of Product Management from April 2018 to April 2022 and our Director of Product Management from September 2014 to April 2018. Prior to joining Coupang, Mr. Kim worked at Marketo (now part of Adobe), Symantec, and Oracle, holding various product, strategy, and finance roles. Mr. Kim holds a Bachelor's degree in Computer Science from Carnegie Mellon University and earned his MBA from Northwestern University's Kellogg School of Management.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Person Transactions

The Board has adopted a written related person transaction policy setting forth the policies and procedures for the identification, review, and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants and the amount involved exceeds, or is expected to exceed, $120,000, and a related person has a direct or indirect interest deemed to be material by the Audit Committee. In reviewing and approving any such transactions, our Audit Committee will consider all relevant facts and circumstances as appropriate, including, but not limited to (a) the risks, costs, and benefits to Coupang, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director, or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products, and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

Certain Related Person Transactions

Employment Arrangements

The brother of Bom Kim, our Chief Executive Officer and Chair of the Board, is currently employed by the Company. He does not share a household with Mr. Kim and is not one of our executive officers. In 2022, he earned approximately $333,979 in salary, bonus, and expat related benefits. He was also granted RSU awards with respect to 204,278 shares, which will vest over multiple years and become fully vested after 4 years, dependent on continued employment throughout that period. He participates in compensation and incentive plans or arrangements on the same basis as similarly situated employees.

The sister-in-law of Bom Kim, our Chief Executive Officer and Chair of the Board, is currently employed by the Company. She does not share a household with Mr. Kim and is not one of our executive officers. In 2022, she earned approximately $255,040 in salary, bonus, and expat related benefits. She was also granted RSU awards with respect to 39,520 shares, which will vest over multiple years and become fully vested after 4 years, dependent on continued employment throughout that period. She participates in compensation and incentive plans or arrangements on the same basis as similarly situated employees.

Registration Rights Agreement

We have entered into the Sixth Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") containing registration rights and information rights, among other things, with certain holders of common stock. The parties to this agreement include the following holders of more than 5% of our capital stock: SVF Investments (UK) Ltd. and Bom Kim, our Chief Executive Officer and Chair of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our capital stock as of March 31, 2023 for:

- each of our named executive officers;

- each of our directors;

- all of our executive officers and directors as a group;

- each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A common stock or Class B common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole dispositive power with respect to all shares that they beneficially own, subject to applicable community property laws.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Applicable percentage ownership is based on 1,602,488,487 shares of Class A common stock and 174,802,990 shares of Class B common stock, in each case, outstanding as of March 31, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of March 31, 2023, or issuable pursuant to restricted stock units that vest within 60 days of March 31, 2023. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. In addition, under SEC rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated, the address for each beneficial owner listed in the tables below is c/o Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington 98101, U.S.A.

Voting Shares Beneficially Owned

Name of Beneficial Owner	Class A Common Stock Shares	%	Class B Common Stock Shares	%	% Total Voting Power[(1)]
Named Executive Officers and Directors					
Bom Kim[(2)]	–	–	179,575,356	100%	76.5%
Gaurav Anand[(3)]	2,607,500	*	–	–	*
Hanseung Kang[(4)]	424,870	*	–	–	*
Harold Rogers[(5)]	812,008	*	–	–	*
Thuan Pham[(6)]	646,269	*	–	–	*
Jason Child	3,195	*	–	–	*
Pedro Franceschi[(7)]	33,738	*	–	–	*
Neil Mehta[(8)]	70,651,928	4.4%	–	–	1.0%
Ambereen Toubassy[(9)]	–	*	–	–	*
Benjamin Sun[(10)]	9,476,618	*	–	–	*
Kevin Warsh	396,739	*	–	–	*
Harry You[(11)]	111,595	*	–	–	*
All directors and executive officers as a group (13 persons)[(12)]	85,321,247	5.3%	179,575,356	100%	77.7%
Other > 5% Security Holders					
Entities associated with SVF Investments (UK) Limited[(13)]	426,156,413	26.6%	–	–	6.3%
Entities associated with Morgan Stanley[(14)]	123,626,153	7.7%	–	–	1.8%
Baillie Gifford & Co[(15)]	115,176,100	7.2%	–	–	1.7%

* Represents less than one percent (1%).

1. Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 29 votes per share, and holders of our Class A common stock are entitled to one vote per share.
2. Consists of (a) 174,802,990 shares of our Class B common stock held by Mr. Kim and (b) 4,772,366 shares of our Class B common stock subject to an option that is exercisable or will become exercisable within 60 days of March 31, 2023.
3. Consists of (a) 1,587,500 shares of our Class A common stock held by Mr. Anand, (b) 150,000 shares of our Class A common stock held of record by the Gaurav Anand 2021 Trust, for which Mr. Anand's spouse serves as the trustee, and (c) 870,000 shares of our Class A common stock subject to an option that is exercisable or will become exercisable March 31, 2023. Includes 679,000 shares of our Class A common stock pledged as collateral to secure certain personal indebtedness.
4. Consists of (a) 387,338 shares of our Class A common stock held by Mr. Kang and (b) 37,532 RSUs that will vest within 60 days of March 31, 2023.
5. Consists of (a) 142,508 shares of our Class A common stock held by Mr. Rogers and (b) 669,500 shares of our Class A common stock subject to an option that is exercisable or will become exercisable within 60 days of March 31, 2023.
6. Consists of 646,269 shares of Class A common stock held by Mr. Pham, our former Chief Technology Officer. Mr. Pham retired from the Company, effective as of September 15, 2022, and all RSUs previously granted to Mr. Pham that had remained unvested as of such date were forfeited.
7. Consists of (a) 5,167 shares of our Class A common stock held by Mr. Franceschi and (b) 28,571 shares of our Class A common stock held of record by TDB Capital LLC, for which the Mr. Franceschi is a managing member and shares voting and investment control with respect to such shares. Mr. Franceschi disclaims beneficial ownership of the securities held by TDB Capital LLC, except to the extent of his pecuniary interest therein.
8. Consists of 70,651,928 shares of our Class A common stock held by certain funds and accounts (collectively, the "Greenoaks Funds") to which Greenoaks Capital Partners LLC serves as the investment adviser and related persons or entities, including Mr. Mehta, certain estate planning vehicles, and by Greenoaks Capital Management LLC. Includes 21,694,386 shares of Class A common stock pledged as collateral to secure certain personal indebtedness. Mr. Mehta serves as a Managing Director of Greenoaks Capital Partners LLC and may be deemed to share voting power and dispositive power over the shares held by the Greenoaks Funds. Mr. Mehta disclaims beneficial ownership in the securities held by Greenoaks Funds to the extent of its or his pecuniary interest, if any, therein. The address of each of the Greenoaks Funds is 535 Pacific Avenue, 4th Floor, San Francisco, California 94133.
9. Ms. Toubassy was appointed to the Board on March 8, 2023.
10. Consists of (a) 3,941,562 shares of our Class A common stock held by LaunchTime LLC; (b) 2,869,421 shares of our Class A common stock held by Sun Brothers LLC; (c) 2,239,473 shares of our Class A common stock held by Sun Brothers II LLC; and (d) 426,162 shares of our Class A common stock held by Mr. Sun. Mr. Sun is a Partner at Primary Venture Partners, which is the general partner of LaunchTime LLC and each of Sun Brothers LLC and Sun Brothers II LLC. The address for LaunchTime and the Sun Brothers entities is c/o Primary Venture Partners, 19 West 24th Street, New York, New York 10010.
11. Mr. You will retire from the Board, effective at the Annual Meeting.
12. Consists of (a) 83,735,965 shares of our Class A common stock held by all directors and executive officers as a group, (b) 45,782 restricted stock units that will vest within 60 days of March 31, 2023, and (c) 1,539,500 shares of our Class A common stock subject to options that are exercisable or will become exercisable within 60 days of March 31, 2023. Also consists of (a) 174,802,990 shares of Class B common stock held by Mr. Kim and (b) 4,772,366 shares of Class B common stock subject to an option that is exercisable or will become exercisable within 60 days of March 31, 2023.
13. Based solely on the Schedule 13G/A filed by SB Investment Advisers (UK) Limited ("SBIA UK") on February 14, 2023. According to the Schedule 13G/A, consists of 426,156,413 shares of our Class A common stock held by SVF Investments (UK) Limited ("SVF Investments"). SBIA UK has been appointed as alternative investment fund manager of SVF Investments. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF Investments' investments. As a result of these relationships, each of SVF Investments and SBIA UK may be deemed to share beneficial ownership of the securities disclosed herein. The address for SVF Investments and SBIA UK is 69 Grosvenor Street, London, W1K 3JP, United Kingdom.

14.   Based solely on the Schedule 13G filed by Morgan Stanley on February 9, 2023. According to the Schedule 13G, Morgan Stanley has sole voting power over no shares, shared voting power over 116,324,127 shares of our Class A common stock, sole dispositive power over no shares, and shared dispositive power over 123,626,153 shares of our Class A common stock and Morgan Stanley Investment Management Inc., a wholly-owned subsidiary of Morgan Stanley, has sole voting power over no shares, shared voting power over 75,448,680 shares of our Class A common stock, sole dispositive power over no shares, and shared dispositive power over 82,744,349 shares of our Class A common stock. The shares reported on such Schedule 13G include shares held by certain operating units of Morgan Stanley and its subsidiaries and affiliates. The address for Morgan Stanley is 1585 Broadway, New York, NY 10036 and the address for Morgan Stanley Investment Management Inc. is 522 5th Avenue, 6th Floor, New York, NY 10036.

15.   Based solely on the Schedule 13G filed by Baillie Gifford & Co on January 20, 2023. According to the Schedule 13G, Baillie Gifford & Co has sole voting power over 76,978,375 shares of our Class A common stock, shared voting power over no shares, sole dispositive power over 115,176,100 shares of our Class A common stock, and shared dispositive power over no shares. Shares reported as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The address for Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, Scotland, United Kingdom.

Pledge of Common Stock By Affiliates

In March 2021, the Board adopted a policy prohibiting employees, officers, and directors from directly or indirectly, holding the Company's securities in a margin account or otherwise pledging the Company's securities as collateral for a loan without prior approval from the Nominating and Corporate Governance Committee. Pursuant to such policy, approval may be granted where an officer or director wishes to pledge the Company's securities as collateral for a loan and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. As reflected under "Security Ownership of Certain Beneficial Owners and Management," certain shares held by Gaurav Anand, our Chief Financial Officer, and Neil Mehta, a member of the Board, were pledged as collateral to secure certain personal indebtedness.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who beneficially own more than 10% of our common stock to report their ownership of the Company's equity securities and any subsequent changes in that ownership to the SEC. Based on a review of those reports and written representations given to us by our directors and executive officers, we believe that during our fiscal year ended December 31, 2022, all transactions were reported on a timely basis except for a Form 4 by Jonathan Lee reporting a grant of an RSU award which was due on October 7, 2022, and filed on October 31, 2022.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information as of December 31, 2022 with respect to compensation plans under which shares of our Class A common stock and Class B common stock may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#)	Weighted-average exercise price of outstanding options, warrants, and rights ($)[1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (#)[2]
	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders			
2021 Equity Incentive Plan	31,317,430[4]	–	197,516,791
Equity Compensation Plans Not Approved By Security Holders			
Coupang, LLC Amended and Restated 2011 Equity Incentive Plan[3]	25,845,310[5]	$6.50	–

1. Reflects the weighted average exercise price of stock options only. As RSU awards have no exercise price, they are excluded from the weighted average exercise price calculation set forth in column (b).

2. The aggregate number of shares of our Class A common stock available for future issuance under the 2021 Equity Incentive Plan (the "2021 Plan") will automatically increase on January 1st of each year for a period of ten years commencing on January 1, 2022 and ending with a final increase on January 1, 2031, in an amount equal to five percent of the total number of shares of our capital stock outstanding on December 31st of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of our Class A common stock.

3. For additional information relating to the Coupang, LLC Amended and Restated 2011 Equity Incentive Plan (the "2011 Plan"), please refer to Note 4 to our consolidated financial statements for 2022 located in our 2022 Annual Report.

4. Consists of outstanding RSU awards covering an aggregate of 31,317,430 shares of our Class A Common Stock.

5. Consists of outstanding (i) stock options exercisable for an aggregate of 15,376,622 shares of our Class A Common Stock, (ii) stock options exercisable for an aggregate of 6,607,891 shares of our Class B Common Stock, and (iii) RSU awards covering an aggregate of 3,860,797 shares of our Class A Common Stock.

NAMED EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (this "CD&A") describes the material components of our 2022 executive compensation program and provides an overview of our overall compensation philosophy and objectives for our named executive officers (collectively, "NEOs" and, each, an "NEO").

Our pay-for-performance driven compensation philosophy and practices are designed to be directly tied to increased stockholder value. As a result, our NEO compensation program is heavily weighted toward providing multi-year equity awards, which are intended to foster a founder's mentality and entrepreneurial spirit to incentivize long-term stock price appreciation.

Our NEOs for 2022 were:

Name	Title
Bom Kim	Chief Executive Officer and Chairman of the Board
Gaurav Anand	Chief Financial Officer
Hanseung Kang	Representative Director, Business Management
Harold Rogers	General Counsel and Chief Administrative Officer
Thuan Pham[1]	Former Chief Technology Officer

1. Mr. Pham retired from the Company, including from his position as our executive officer, on September 15, 2022.

Objectives, Philosophy, and Elements of Executive Compensation

We're on a mission to create a world where customers wonder, "How did we ever live without Coupang?" and to fulfill this mission we must hire, motivate, and retain the best. We believe our compensation program, including and especially our executive compensation program, is critical to achieve our mission, and our executive compensation philosophy aims to achieve the following primary objectives:

- attract, retain, and incentivize highly qualified executives who can help us achieve our mission to "wow" the customer and who can advance our financial goals and, ultimately, enhance and maintain our long-term equity value;

- provide incentives that motivate and recognize performance; and

- provide total compensation that is competitive in the markets where we seek executive talent.

Based on the objectives above, our executive compensation program aims to attract and retain top talent by offering competitive base salaries and, where appropriate and in the best interest of stockholders, retention incentives. The program further aligns incentives with those of our stockholders by designating a significant portion of their total compensation to be composed of multi-year equity awards.

This compensation philosophy of focusing on long-term value and rewarding performance, as seen in our executive compensation program, has resonated, and continues to resonate, through our compensation program for employees at all levels. For example, our compensation program provides equity, including regular equity refresh grants, to the vast majority of our corporate employees. The equity compensation program is designed to further align the compensation of our employees with the long-term performance of our common stock and stockholder and customer interests.

How We Determine Executive Compensation

Our compensation arrangements with our executive officers, including the NEOs, have been determined in arm's-length negotiations with each individual. The compensation arrangements reflect various factors and considerations, including but not limited to the following (each as of the time of the applicable compensation decision):

- the strategic importance of the position and our current business needs;

- guidance from our compensation consultant;

- generally available market surveys;

- benchmarking by role and/or scope of responsibilities from our selected compensation peer group; and

- the compensation levels of our other executive officers.

The Compensation Committee sets the compensation for our executive officers at levels that it believes are competitive and appropriate for each executive officer, including each NEO, and that are intended to reflect the varying roles and responsibilities of each individual. Executive compensation decisions require consideration of many relevant factors, which may vary from year to year.

Each element of our executive compensation program is intended to fulfill one or more of our overall compensation objectives in a complementary manner and, ultimately, to maximize long-term shareholder value. For example, the markets from which we seek executive talent have been and remain highly competitive. Providing a consistent and competitive level of income for our executives in the form of competitive base salary, equity, and/or, where appropriate, retention incentives, helps us to attract, motivate, and retain highly qualified executives who can help us achieve our mission to "wow" the customer. Further, by structuring a significant portion of our executive compensation to be in the form of multi-year equity awards, our executive compensation program directly ties a significant portion of our executive compensation to our long-term equity value, incentivizing our executives to focus on driving long-term stock price appreciation and long-term customer value.

Since a significant portion of our long-term executive compensation is multi-year, variable, at-risk, and closely aligned with our corporate and financial performance, we believe our executive compensation program is reasonable, competitive, and appropriately balances the goals of attracting, retaining, and incentivizing highly-qualified executives while directly aligning their interests with those of our stockholders.

Compensation Setting Process

Our Compensation Committee is responsible for the oversight of our executive compensation program and regularly reviews and discusses the program with management to assess whether it is aligned with our short and long-term goals and objectives given the dynamic nature of our business and the markets in which we compete for talent.

Role of the Compensation Committee and Management

The Compensation Committee is appointed by the Board of Directors and has responsibilities related to the compensation of our directors and executive officers and the development and administration of our executive compensation program. Our Compensation Committee consists solely of independent members of the Board of Directors.

The Compensation Committee reviews and approves all compensation paid to our executive officers, including our NEOs. Management provides recommendations with respect to the compensation of our executive officers, which may be based upon, among other factors, those discussed below. The Compensation Committee discusses and makes final determinations with respect to executive compensation matters without the Chief Executive Officer present during discussions and decisions related to the Chief Executive Officer's compensation. From time to time, various other members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice, or otherwise participate in the Compensation Committee meetings, although such members of management are not present when their compensation is being deliberated upon or approved.

The Compensation Committee meets periodically throughout the year to manage and evaluate our executive compensation program, and reviews and approves the principal components of executive compensation. For 2022, the principal components of our executive compensation were: base salary, long-term incentive compensation, and retention incentives. In making executive compensation decisions, in addition to the factors discussed below the Compensation Committee also generally takes into consideration company performance, each executive officer's individual performance in light of the applicable executive officer's role and responsibilities, and the need to retain existing talent in a highly competitive talent market in which we compete.

Role of the Compensation Consultant

The Compensation Committee has the authority to retain independent compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultant's fees. In 2022, the Compensation Committee retained Compensia, Inc. ("Compensia"), a national compensation consulting firm in the United States, as its independent compensation consultant. Compensia is retained by and reports directly to the Compensation Committee, assists management in preparing for specified committee meetings, and participates in committee meetings upon request.

Compensia periodically informs the Compensation Committee on market trends and practices, as well as regulatory issues and developments and how they may impact our executive compensation program. For 2022, Compensia also:

- assisted the committee in developing a relevant group of peer companies to help our compensation committee determine the appropriate level of overall compensation for our executive officers and directors;

- assisted the committee with its assessment of the level, structure, and each element of the compensation for our executive officers, including by providing market data and insights to ensure a competitive compensation framework;

- provided input including guidance and benchmarking related to new SEC rules requiring disclosures in this Proxy Statement;

- reviewed and advised us regarding the Chief Executive Officer pay ratio disclosure; and

- provided assistance with and market perspective on our broader equity compensation strategy.

Compensia does not provide any other services to us. The Compensation Committee has assessed the independence of Compensia pursuant to NYSE rules and the Committee concluded that the work performed by Compensia for the Compensation Committee did not raise any conflicts of interest.

Comparison to Relevant Peer Group

Given the complex and multi-dimensional nature of executive compensation decisions, the Compensation Committee believes that determining NEO compensation requires a deliberate and case-by-case review of a broad range of factors, as well as an in-depth and multi-faceted analysis of each such factor. These factors include but are not limited to: (i) personal performance and contributions; (ii) experience and past performance inside or outside the Company; (iii) role and responsibilities within the Company; (iv) market competition for a particular position; (v) tenure with the Company and associated institutional knowledge; (vi) long-term potential with the Company; and (vii) innovative thinking and leadership.

One of several factors the Compensation Committee considers in determining NEO compensation is the competitiveness of our executive compensation program against that of our compensation peer group. In doing so, and in line with its belief that executive compensation decisions should not rely solely on any single factor or be based on a one-dimensional view, the Compensation Committee uses market data to assess the overall competitiveness and reasonableness of our executive compensation program, rather than targeting percentile ranks of specific compensation elements or total target direct compensation against the market data. The Compensation Committee also considered a comprehensive list of factors in developing the compensation peer group for 2022, including:

- Actual experience in the talent market (companies from which we source and potentially lose executive talent);

- Scale and complexity (using revenue, earnings, and market capitalization);

- Geography; and

- Company business characteristics (for example, comparably sized high-growth technology companies, technology-oriented gig economy companies, retail and marketplace companies, global operations, and other high growth indicators).

For 2022 compensation decisions, the Compensation Committee utilized the peer group set forth below. The group remains unchanged from 2021, except for the addition of Sea Ltd. and Snowflake Inc. due to similarities in industry and tenure.

2022 Peer Group

Airbnb	Lyft	Snap
Block	Palantir Technologies	Snowflake
Chewy	PayPal Holdings	Splunk
ContextLogic	Pinterest	Twitter
DoorDash	salesforce.com	Uber Technologies
eBay	Sea	Wayfair
Expedia Group	ServiceNow	Workday
Intuit	Shopify	Zillow Group

Elements of NEO Compensation

Our executive compensation program is comprised of the following key components:

Component	Objective	Key Features
Base Salary	Recognizes market factors, as well as individual experience, performance, and level of responsibility.	Attract and retain talent and provide executives with cash income predictability and stability.
Long-Term Equity Incentives	Creates a strong link between pay and performance. The realized value of these equity awards over time has a direct relationship to our stock price and establishes an incentive for our NEOs to create sustainable, long-term value for our stockholders, while retaining our NEOs in a highly competitive market.	Variable, at-risk compensation in the form of options and restricted stock units ("RSUs") that vest upon satisfaction of service-based vesting conditions. Generally granted as multi-year equity awards to foster a founder's mentality and entrepreneurial spirit.

From time to time, we pay our employees in a currency other than U.S. Dollars. To the extent any amount of our employee compensation was paid in a currency other than U.S. Dollars, such amounts are reported by converting the amounts from the applicable currency to U.S. Dollars using the one-year average exchange rate for the applicable calendar year and currency, consistent with the conversion rate we use for various financial and accounting purposes. All amounts presented in this Proxy Statement have been rounded to the nearest whole dollar.

Base Salary

Typically, annual base salaries for our NEOs are set in March of each year, retroactive to January 1st of that year. Accordingly, in March 2022, the Compensation Committee reviewed the base salaries of our executive officers, including our NEOs, taking into consideration the recommendations of our Chief Executive Officer (except with respect to his own base salary), as well as the other factors described above. Following this review, the Compensation Committee determined to: (i) maintain the annual base salaries of Messrs. Anand, Kang, and Rogers at their 2021 levels at $420,000, 1 billion Korean Won ("KRW") (equivalent to approximately $774,024), and $450,000, respectively; and (ii) increase the base salary of Mr. Kim from $850,000 to $1,100,000, effectively retroactively to January 1, 2022.

New Hire and Retention Incentives

From time to time, we may award sign-on or discretionary bonuses to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers, including by offsetting the loss of unvested compensation they may forfeit as a result of leaving their current employers. The Compensation Committee may also from time to time provide one-time or recurring incentives to encourage long-term service by our executives and to allow our executive compensation program to stay competitive during times of a highly competitive talent market and/or unexpected market disruptions.

As previously disclosed and described in his executive appointment agreement, Mr. Kang's employment arrangement provides for a long-term service bonus of 500 million KRW per year (equivalent to approximately $387,012), paid quarterly on the last compensation payment date of the quarter, subject to Mr. Kang's continued employment through each applicable payment date. As previously disclosed and described in his executive appointment agreement, Mr. Rogers' employment arrangement provides for a $100,000 annual cash retention bonus to be paid on each anniversary of his initial appointment date, subject to his continued employment through each applicable payment date.

Long-Term Equity Incentives

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. As such, a significant portion of our NEO total compensation over the long-term is stock-based compensation designed to create a strong and direct link between pay and performance. The Compensation Committee's practice is to grant multi-year equity awards on a periodic basis at levels designed to provide a strong alignment between the recipient and our stockholders and to encourage retention over the vesting period. The realized value of these equity awards over time has a direct relationship to our stock price and establishes an incentive for our NEOs to create sustainable, long-term value for our stockholders, while retaining our NEOs in a highly competitive market.

Prior to our IPO, our NEOs were granted three types of equity awards: profits interests units ("PIUs") under our Fourth Amended and Restated 2011 Profits Interest Plan (the "2011 PIP"); options under our Third Amended and Restated 2011 Equity Incentive Plan (the "2011 Plan"), and/or restricted equity units ("REUs") under our 2011 Plan, based on our assessment of current market practices. Upon the completion of our conversion into a Delaware corporation in conjunction with our IPO (the "Corporate Conversion"), all outstanding options to purchase our common units held by our NEOs became options to purchase one share of our Class A common stock (or, in the case of our Chief Executive Officer, Class B common stock) for each common unit underlying these options immediately prior to the Corporate Conversion, at the same exercise price in effect prior to the Corporate Conversion, and the outstanding REUs became RSUs that, upon settlement, settled in one share of our Class A common stock for each common unit underlying such REU immediately prior to the Corporate Conversion (unless, the Compensation Committee determined to settle the RSUs in cash). The outstanding options and RSUs continue to be subject to any applicable time-vesting conditions. The performance-based liquidity event vesting condition applicable to our outstanding RSUs was satisfied in connection with the IPO. Upon completion of our Corporate Conversion, outstanding units held by our Chief Executive Officer converted into an equal number of shares of Class B common stock, and upon completion of the IPO and in accordance with their terms, his outstanding and unvested equity accelerated and vested. Following our IPO, our NEOs were granted two types of equity awards—time-based restricted stock units ("RSUs") or performance-based restricted stock units ("PSUs")—in both cases under our 2021 Plan.

In granting these equity awards and in determining the type of equity award to grant to NEOs, we generally considered, among other things, the NEO's cash compensation, the need to create a meaningful opportunity for reward based on the creation of long-term value, an evaluation of the expected and actual performance of each NEO, the NEO's individual contributions and responsibilities, and the retentive effect of the NEO's existing equity awards and how that lapses over time as awards vest. Taking into account the above considerations, the Compensation Committee granted: (i) in March 2022, 255,037 PSUs, 274,098 PSUs, and 304,670 PSUs to Messrs. Anand, Kang, and Rogers, respectively; and (ii) in December 2022, 206,772 PSUs to Mr. Anand. The PSUs awarded to Mr. Anand vest in full on March 1, 2027, contingent upon Mr. Anand achieving a performance objective for the year ending December 31, 2026, as determined by the Compensation Committee at the recommendation of the Chief Executive Officer. The PSUs awarded to Mr. Kang vested or will vest as follows, in each case contingent upon certification by the Compensation Committee, at the recommendation of the Chief Executive Officer, as to achievement of the relevant performance objective for such performance period: (i) 49,543 shares on March 1, 2023 upon achievement of his performance objective for the year ended December 31, 2022; (ii) 49,543 shares on March 1, 2024 upon achievement of his performance objective for the year ended December 31, 2023; (iii) 34,036 shares on March 1, 2025 upon achievement of his performance objective for the year ended December 31, 2024; and (iv) 140,976 shares on March 1, 2026 upon achievement of his performance objective for the year ended December 31, 2025. The PSUs awarded to Mr. Rogers vested or will vest as follows, in each case contingent upon certification by the Compensation Committee, at the recommendation of the Chief Executive Officer, as to achievement of the relevant performance objective for such performance period: (i) 52,508 shares on March 1, 2023 upon achievement of his performance objective for the year ended December 31, 2022; (ii) 52,508 shares on March 1, 2024 upon achievement of his performance objective for the year ended December 31, 2023; (iii) 177,982 shares on March 1, 2025 upon achievement of his performance objective for the year ended December 31, 2024; and (iv) 21,672 shares on March 1, 2026 upon achievement of his performance objective for the year ended December 31, 2025.

Our NEOs are eligible to receive additional equity awards at the discretion of our Compensation Committee but may or may not receive equity awards on an annual basis and, consequently, their compensation, as reported in the 2022 Summary Compensation Table below, may fluctuate materially from year to year depending on whether a grant was made in a particular year.

Other Features of Our Executive Compensation Program

Employment Agreements

Effective upon completion of the IPO, we entered into new employment agreements with each of our NEOs that replaced their then-existing employment agreements. These employment agreements are described in more detail below in the subsection titled "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control."

Severance and Change in Control Payments and Benefits

Messrs. Kim, Rogers, and Kang's employment agreements provide for certain severance payments and/or benefits in the context of certain qualifying terminations of employment. In addition, in January 2021, we adopted an Executive Severance Policy under which our NEOs are eligible to participate. The terms of the Executive Severance Policy were determined based on a review of market practices and the input of Compensia. Our NEOs are entitled to the greater of the severance payments and/or benefits as may be provided in their employment agreements or our Executive Severance Policy upon a qualifying termination of employment. The payments and benefits provided for under their employment agreements and our Executive Severance Policy are described in more detail below in the subsections titled "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control."

Clawback

If we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of section 304 of the Sarbanes-Oxley Act of 2002. We intend to timely adopt a clawback policy consistent with the requirements of the final NYSE listing standards implementing Exchange Act Rule 10D-1.

Employee Benefits and Perquisites

We generally provide our NEOs with benefits available to all our employees, including medical, dental, and vision benefits and, in the United States, participation in a Section 401(k) plan. We also provide certain of our NEOs with security benefits. In addition, as is common practice in Korea, we have purchased a golf club membership for Mr. Kang to use for business purposes. The membership is registered in the Company's name, is reflected as an asset on the Company's financial statements, and the Company has the right to sell the membership at any time. Mr. Kang is required to reimburse the Company for his personal use of this membership and, as a result, there is no incremental cost to the Company associated with Mr. Kang's use of this membership and no amounts have been included with respect to this membership in the 2022 Summary Compensation Table. Mr. Kang did not use the golf membership for personal purposes in 2022.

In some cases, our executives are asked to relocate at our request and serve an expatriate assignment. Consistent with the types of benefits provided to our other expatriate executives, for our expatriate NEOs, we provide benefits relating to housing, educational support, travel and moving expenses, security and transportation, visa services, and any related tax filing and reimbursement with respect to certain of these benefits.

In order to support our executives' efficiency in the performance of their duties and in response to COVID-19 safety precautions, during 2022, the Company provided chartered aircraft to certain of our executive officers for certain business travel.

Our NEOs did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during 2022.

Our NEOs did not participate in, or earn any benefits under, any pension or retirement plan sponsored by us during 2022.

Anti-Hedging Policy

Our insider trading policy prohibits all directors and officers, employees, designated consultants, and designated independent contractors from engaging in hedging or similar transactions in our stock, such as prepaid variable forwards, equity swaps, collars, puts, calls, and short sales.

Tax Considerations

Section 162(m) of the Internal Revenue Code ("Section 162(m)") generally disallows a publicly held corporation's tax deduction for compensation paid to its Chief Executive Officer and certain of its other executive officers in excess of $1 million in any year. While Section 162(m) will limit the deductibility of compensation paid to the NEOs, the Compensation Committee will continue to retain flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders, with deductibility of compensation being one of a variety of considerations taken into account. Accordingly, the Compensation Committee retains the ability to pay compensation that exceeds the deduction limitation under Section 162(m).

Compensation Related Risks

Our Compensation Committee has reviewed our compensation policies and practices to assess whether they encourage our employees, including our NEOs, to take inappropriate risks. Our Compensation Committee believes that the mix and design of the elements of compensation, individually or in their entirety, do not encourage our employees, including our NEOs, to take inappropriate risks. The mix of fixed and variable compensation prevents undue focus on short-term results and is intended to align the long-term interests of our NEOs and our other participating employees with those of our stockholders.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed with management this CD&A. Based on that review and discussion, we recommended to the Board that this CD&A be included in this Proxy Statement and incorporated into Coupang's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

The Compensation Committee

Neil Mehta (Chair), Pedro Franceschi, Kevin Warsh

Compensation Tables

2022 Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by, or paid to, each of our NEOs for all services rendered in all capacities during 2020, 2021, and 2022, respectively.

Name and Principal Position	Year	Salary ($)[(1)(2)]	Bonus ($)[(1)]	Stock Awards ($)[(3)]	Option Awards ($)	All Other Compensation ($)[(1)]	Total ($)
Bom Kim Chief Executive Officer	2022	1,100,000	—	—	—[(4)]	831,296[(5)]	1,931,296
	2021	890,993	—	—	—[(4)]	696,996	1,587,989
	2020	886,635	—	13,259,121	—	195,473	14,341,229
Gaurav Anand Chief Financial Officer	2022	420,000	500,000[(6)]	8,231,663[(7)]	—	517,081[(8)]	9,668,744
	2021	438,126	—	—	—	420,378	858,504
	2020	423,065	75,600	8,070,000	—	537,165	9,105,830
Hanseung Kang Representative Director, Business Management	2022	774,024	637,012[(6)]	5,202,380[(7)]	—	164,000[(9)]	6,777,415
	2021	873,805	436,903		—	85,380	1,396,088
	2020	141,237	—	4,846,229	—	—	4,987,466
Harold Rogers General Counsel & Chief Administrative Officer	2022	450,000	350,000[(6)]	5,782,637[(7)]	—	331,786 [(10)]	6,914,423
	2021	450,000	100,000	2,332,000	—	309,772	3,191,771
	2020	446,358	300,000	—	1,074,133	269,634	2,090,125
Thuan Pham[(11)] Former Chief Technology Officer	2022	363,462	—	—	—	17,992[(12)]	381,453
	2021	492,308	—	—	—	30,712	523,020
	2020	142,045	—	27,438,000	—	60,730	27,640,775

1. Certain amounts reflected in the "Salary," "Bonus," and "All Other Compensation" columns were converted from KRW to U.S. Dollars using the average exchange rate for 2022 of 1,291.95 KRW to $1.00 USD.

2. The amounts reported in this column represent the NEO's base salary earned during the applicable fiscal year and payments for unused vacation days to the extent applicable.

3. The grant date fair value for PSUs reported in the table is computed in accordance with ASC Topic 718 based on the closing price per share of our Class A common stock as reported on the NYSE on the date of grant. Even though the PSUs are subject to achievement of certain performance criteria and the applicable NEO's continuous service to us through and including the applicable vesting date, achievement of the performance criteria was deemed probable on the grant date and, accordingly, the aggregate grant date fair value of the PSUs are reported herein. For a discussion of the assumptions used in the calculation of the grant date fair value, please refer to Note 4 in the Notes to Consolidated Financial Statements of our 2022 Annual Report. Note that the amounts reported in this column reflect the aggregate accounting cost of the applicable award and do not necessarily reflect the actual economic value that may ultimately be realized by the applicable NEO.

4. As required pursuant to the SEC's disclosure rules, the value of Mr. Kim's IPO incentive award included in the table above was computed based on the probable outcome of the performance-based liquidity event vesting condition (i.e., occurrence of our IPO). Achievement of the performance-based liquidity event vesting condition was not deemed probable on the grant date and, accordingly, pursuant to the applicable SEC's disclosure rules, no value is included in the table for the option award previously granted to Mr. Kim. Assuming achievement of the performance-based liquidity event vesting condition, the grant date fair value of Mr. Kim's IPO incentive award was $58,347,678.

5. This amount includes security and transportation costs in the amount of $317,832, housing and moving costs of $118,702, education expenses of $55,526, and tax-filing services of $46,996, as well as insurance premiums. This amount also includes a tax gross-up of $268,331. The benefits received by Mr. Kim were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Kim, as applicable.

6. These amounts include any cash retention awards paid to the applicable NEO in 2022. Because we place a greater emphasis on providing longer-term incentives for our employees, the awards were designed to vest quarterly over a one-year period, subject to the applicable NEO's continued service to us through the applicable vest date.

7. Represents the aggregate grant date fair value of the PSUs granted to the applicable NEO in March or December 2022, as applicable, as computed in accordance with ASC Topic 718. The PSUs are subject to achievement of certain performance criteria and the applicable NEO's continuous service to the Company through and including the applicable vesting date.

8. This amount includes security and transportation costs in the amount of $232,276, housing and moving costs of $94,557, and education expenses of $102,439, as well as insurance premiums, executive benefits, and tax filing services. This amount also includes a tax gross-up of $49,512. The benefits received by Mr. Anand were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Anand, as applicable.

9. This amount includes security and transportation costs in the amount of $135,946, as well as insurance premiums, executive benefits, gym membership, and tax filing services. This amount also includes a tax gross-up of $11,422. The benefits received by Mr. Kang were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Kang, as applicable.

10. This amount includes security and transportation costs in the amount of $125,529, housing and moving costs of $79,435, and education expenses of $58,994, as well as insurance premiums, executive benefits, and tax filing services. This amount also includes a tax gross-up of $27,389. The benefits received by Mr. Rogers were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Rogers, as applicable.

11. Mr. Pham retired from the Company, effective as of September 15, 2022.

12. This amount includes insurance premiums. The benefits received by Mr. Pham were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Pham, as applicable.

2022 Grants of Plan-Based Awards

The following table provides, for each of our NEOs, information concerning plan-based awards granted during our fiscal year ended December 31, 2022. This information supplements the information about these awards set forth in the "2022 Summary Compensation Table" above.

Name	Award Type	Grant Date[1]	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)[2]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Bom Kim	—	—	—	—	—
Gaurav Anand	PSUs	3/29/22	255,037	18.98	4,840,602
	PSUs	12/19/22	206,772	16.40	3,391,061
Hanseung Kang	PSUs	3/29/22	274,098	18.98	5,202,380
Harold Rogers	PSUs	3/29/22	304,670	18.98	5,782,636
Thuan Pham	—	—	—	—	—

1. Represent PSUs awarded under our 2021 Equity Incentive Plan. The vesting schedule applicable to each award is set forth in the subsection titled "Outstanding Equity Awards at December 31, 2022" below.

2. The PSU award performance objectives are not financial based. The condition is met by achieving a performance metric. There are no thresholds or maximum levels for these PSU awards.

3. The amounts reported in this column represent the aggregate grant date fair value of the equity awards, as computed in accordance with ASC Topic 718. For a discussion of the assumptions used in the calculation of the grant date fair value, please refer to Note 4 in the Notes to Consolidated Financial Statements of our 2022 Annual Report. With respect to the PSUs reported herein, because achievement of the applicable performance criteria was deemed probable on the grant date and, accordingly, the aggregate grant date fair value of the PSUs are reported herein even though the PSUs are subject to achievement of certain performance criteria and the applicable NEO's continuous service to us through and including the applicable vesting date. Note that the amounts reported in this column reflect the aggregate accounting cost of the applicable award and do not necessarily reflect the actual economic value that may ultimately be realized by the applicable NEO.

Outstanding Equity Awards at December 31, 2022

The following table presents, for each of our NEOs, information with respect to outstanding equity awards held by such NEO as of December 31, 2022. This information supplements the information about these awards set forth in the "2022 Summary Compensation Table" above.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[1] ($)
Bom Kim	2/7/2021 [2]	3,854,603	2,753,288	16.46	2/7/2028	—	—	—	—
Gaurav Anand	5/17/2018 [3]	—	30,000	1.98	5/16/2028	—	—	—	—
	5/16/2019 [4]	540,000	1,500,000	1.99	5/15/2029	—	—	—	—
	12/2/2020 [5]	—	—	—	—	600,000	8,826,000	—	—
	3/29/2022 [6]	—	—	—	—	—	—	255,037	3,751,594
	12/19/2022 [6]	—	—	—	—	—	—	206,772	3,041,616
Hanseung Kang	11/18/2020 [7]	—	—	—	—	300,262	4,416,854	—	—
	3/29/2022 [8]	—	—	—	—	—	—	274,098	4,031,982
Harold Rogers	1/23/2020 [9]	566,500	257,500	2.24	1/22/2030	—	—	—	—
	1/11/2021 [10]	—	—	—	—	120,000	1,765,200	—	—
	3/29/2022 [11]	—	—	—	—	—	—	304,670	4,481,696
Thuan Pham	11/18/2020 [12]	—	—	—	—	—	—	—	—

1. The amounts reported in these columns reflect the market value of the stock or equity incentive plan awards of stock, as computed using the closing market price of our Class A common stock on the NYSE on December 30, 2022 (the last trading day of our fiscal year ended December 31, 2022), which was $14.71.
2. 1/36 of the initial grant of the shares subject to the stock option vest monthly over a three-year period commencing on April 15, 2021, provided that the NEO remains in continuous service with us as of each of the applicable vesting dates. Vesting was also contingent on the IPO, which vesting condition was satisfied in March 2021.
3. 10% of the shares subject to the stock option vested on March 1, 2019, and 6.25% vest on each quarterly anniversary thereafter, provided that the NEO remains in continuous service with us as of each of the applicable vesting dates.
4. 40% of the 3,000,000 shares subject to the stock option vested as of December 31, 2022, and 150,000 shares vest on each quarterly anniversary thereafter, provided that the NEO remains in continuous service with us as of each of the applicable vesting dates.
5. These RSUs vest as to 5% of the RSUs on March 1, 2021, and on each quarterly anniversary thereafter, subject to the NEO's continued service with us as of each applicable vesting date. Vesting was also contingent on the IPO, which vesting condition was satisfied in March 2021.
6. These PSUs vest in full on March 1, 2027, contingent upon achievement by Mr. Anand of certain performance metrics and certification by the Compensation Committee of the Board of such performance achievement, as well as Mr. Anand's continued service to the Company through and including each vesting date.
7. These RSUs vest as to 25% of the RSUs on November 1, 2021, and 6.25% of the RSUs on each quarterly anniversary thereafter, subject to the NEO's continued service with us as of each applicable vesting date. Vesting was also contingent on the IPO, which vesting condition was satisfied in March 2021.
8. 49,543 shares subject to the PSUs vest on March 1, 2024, 34,046 shares subject to the PSUs vest on March 1, 2025, and 140,976 shares subject to the PSUs vest on March 1, 2026, in each case contingent upon achievement by Mr. Kang of certain performance metrics and certification by the Compensation Committee of the Board of such performance achievement, as well as Mr. Kang's continued service to the Company through and including each vesting date. 49,543 shares subject to the PSUs vested on March 1, 2023, following the certification by the Compensation Committee that the applicable performance objective was achieved.
9. 25% of the shares subject to the stock option vested on January 1, 2021, and 6.25% vest on each quarterly anniversary thereafter, provided that the NEO remains in continuous service with us as of each of the applicable vesting dates.
10. 1/20 of the initial grant of 200,000 RSUs vest quarterly over a 5-year period commencing on March 1, 2021, subject to the NEO's continued employment through each applicable vesting date. Vesting was also contingent on the IPO, or the occurrence of a change in control, which vesting condition was satisfied upon the six-month anniversary of our IPO.
11. 52,508 shares subject to the PSUs vest on March 1, 2024, 177,982 shares subject to the PSUs vest on March 1, 2025, and 21,672 shares subject to the PSUs vest on March 1, 2026, in each case contingent upon achievement by Mr. Rogers of certain performance metrics and certification by the Compensation Committee of the Board of such performance achievement, as well as Mr. Rogers' continued service to the Company through and including each vesting date. 52,508 shares subject to the PSUs vested on March 1, 2023, following the certification by the Compensation Committee that the applicable performance objective was achieved.
12. Mr. Pham retired from the Company, effective as of September 15, 2022. Accordingly, all RSUs previously granted to Mr. Pham that had remained unvested as of such date were forfeited.

2022 Option Exercises and Stock Vested

The following table presents, for each of our NEOs, certain information with respect to shares acquired by such NEO upon the vesting of RSU and PSU awards in 2022 and the related value realized during 2022.

	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting
Name	(#)	($)[1]
Bom Kim	—	—
Gaurav Anand	200,000	3,746,000
Hanseung Kang	150,131	2,611,903
Harold Rogers	40,000	749,200
Thuan Pham	637,500	13,342,875

1. The amounts reported in this column have been calculated by multiplying the gross number of shares acquired on vesting by the closing price of our Class A common stock on the NYSE on the applicable vesting date. Therefore, the amounts shown in this column do not represent the actual amounts paid to or realized by the NEO during 2022 nor do they represent the amounts that may be used for tax purposes.

NEO Employment Agreements and Potential Payments Upon Termination or Change in Control

Employment Agreements

Bom Kim

Mr. Kim's employment agreement provides for an annual base salary of $850,000 per year (which has been increased to $1,100,000 by the Compensation Committee and may in the future be increased by the Board of Directors or the Compensation Committee, as applicable). The employment agreement also provides that Mr. Kim will participate in any of our bonus plans, our long-term incentive plan (under which he will receive awards as determined by the Board of Directors or Compensation Committee, as applicable), and our employee benefit plans on no less favorable terms to those provided to our other senior officers.

Mr. Kim's employment agreement provides for an initial term of employment of three years, with automatic one year renewals unless either party provides written notice of nonrenewal to the other party at least six months prior to the end of the initial term or a renewal term, as applicable, subject to earlier termination in the case of Mr. Kim's death or disability (as defined in the employment agreement), resignation with or without good reason (as defined in the employment agreement), or termination by us with or without cause (as defined in the employment agreement).

Mr. Kim's employment agreement also includes a confidentiality and nondisclosure restriction, intellectual property assignment provisions, and certain rights to indemnification by us. Mr. Kim's employment agreement further provides that if any amounts payable to Mr. Kim, whether under the employment agreement or otherwise, would constitute "parachute payments" under Section 280G of the Code and would be subject to an excise tax imposed by Section 4999 of the Code, then payments will either be reduced to the least extent necessary to avoid the application of such excise tax or paid in full, whichever will result in the greatest after-tax benefit to Mr. Kim.

Gaurav Anand

Mr. Anand's executive appointment agreement provides for an annual base salary of $420,000 per year (subject to periodic review and potential increases by the Board of Directors or Compensation Committee). The executive appointment agreement also provides that Mr. Anand is eligible for short-term or long-term incentive awards under such policies and programs we may maintain from time to time and is eligible to participate in our health care benefit plans in accordance with their terms.

The term of Mr. Anand's appointment with us under his executive appointment agreement is for a period of two years (with automatic one year renewals), provided that either party may terminate the appointment earlier for any reason upon 60 days' notice (or, in the case of termination by us, pay in lieu thereof, subject to Mr. Anand's execution of an effective release), except that we may terminate the appointment immediately for cause (as defined in the executive appointment agreement). Mr. Anand is also eligible to participate in our Executive Severance Policy.

Mr. Anand's executive appointment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of his appointment with us and a non-disparagement provision. Mr. Anand is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement. Mr. Anand's executive appointment agreement further provides that if any amounts payable to Mr. Anand, whether under the executive appointment agreement or otherwise, would constitute "parachute payments" under Section 280G of the Code and would be subject to an excise tax imposed by Section 4999 of the Code, then payments will either be reduced to the least extent necessary to avoid the application of such excise tax or paid in full, whichever will result in the greatest after-tax benefit to Mr. Anand.

In addition, Mr. Anand is party to a new letter of assignment with us and Coupang Corp., which governs the terms of Mr. Anand's international assignment from us to Coupang Corp. and provides for certain international-assignment related allowances and reimbursements, including for housing costs, transportation costs, and education expenses.

Hanseung Kang

Mr. Kang's executive appointment agreement provides for an annual base salary of $774,024 (subject to periodic review and potential increases by the Board of Directors or Compensation Committee) and a long-term service bonus of $387,012 per year (payable in quarterly installments on the last payroll date per quarter, subject to Mr. Kang being in service with us on each payment date). The executive appointment agreement also provides that Mr. Kang is eligible for short or long-term incentive awards under such policies and programs we may maintain. In addition, Mr. Kang is eligible for a work vehicle and driver (as determined by the Board of Directors), and health club memberships. The employment agreement also provides for a golf club membership, which the Company has obtained for business purposes and which Mr. Kang may use for personal purposes provided that Mr. Kang reimburses the Company for the costs of such personal usage. Mr. Kang did not use the golf membership for personal purposes in 2022.

The term of Mr. Kang's appointment with us under his executive appointment agreement is through November 1, 2024, provided that either party may terminate the appointment earlier for any reason upon 60 days' notice (or, in the case of termination by us, pay in lieu thereof, subject to Mr. Kang's execution of an effective release), except that we may terminate the appointment immediately for cause (as defined in the executive appointment agreement).

Mr. Kang's executive appointment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of Mr. Kang's appointment with us and a non-disparagement provision. Mr. Kang is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement.

Harold Rogers

Mr. Rogers' executive appointment agreement provides for an annual base salary of $450,000 per year (subject to periodic review and potential increases by the Board of Directors or Compensation Committee) and an annual retention bonus of $100,000 per year (to be paid on each anniversary of his original commencement date with us, subject to Mr. Rogers' being in service with us and not having served notice of resignation or termination on each payment date). The executive appointment agreement also provides that Mr. Rogers is eligible for short-term or long-term incentive awards under such policies and programs we may maintain from time to time and is eligible to participate in our health care benefit plans in accordance with their terms.

The term of Mr. Rogers' appointment with us under his executive appointment agreement is for a period of two years (with automatic one year renewals), provided that either party may terminate the appointment earlier for any reason upon 60 days' notice (or in the case of termination by us, pay in lieu thereof, subject to Mr. Rogers' execution of an effective release), except that we may terminate the appointment immediately for cause (as defined in the executive appointment agreement).

Mr. Rogers is also eligible to participate in our Executive Severance Policy.

Mr. Rogers' executive appointment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of his appointment with us and a non-disparagement provision. Mr. Rogers is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement. In addition, Mr. Rogers is party to a new letter of assignment with us and Coupang Corp., which governs the terms of Mr. Rogers' international assignment from us to Coupang Corp. and provides for certain international-assignment related allowances and reimbursements, including for housing costs, transportation costs and education expenses. Mr. Rogers' executive appointment agreement further provides that if any amounts payable to Mr. Rogers, whether under the executive appointment agreement or otherwise, would constitute "parachute payments" under Section 280G of the Code and would be subject to an excise tax imposed by Section 4999 of the Code, then payments will either be reduced to the least extent necessary to avoid the application of such excise tax or paid in full, whichever will result in the greatest after-tax benefit to Mr. Rogers.

Termination and Change in Control Provisions

Executive Severance Policy

In January 2021, we adopted an Executive Severance Policy, under which our executive officers, including our NEOs, are eligible to participate. Under the Executive Severance Policy, if a NEO's employment is terminated by us without cause (including by reason of death or incapacity (as defined in the Executive Severance Policy)) at any time, or if a NEO resigns for good reason within 12 months following a change in control (each such term as defined in the Executive Severance Policy), and the NEO executes and does not revoke a release in our favor and continues to comply with restrictive covenants (other than in the case of termination due to death or incapacity), the NEO will be entitled to the following benefits:

If the NEO is based in the United States or is an expat based in Korea, an amount equal to the NEO's annual base salary payable as a lump sum or in installments at our discretion. If the NEO is a non-expat based in Korea, the NEO will be entitled to receive the greater of one times the NEO's annual base salary or an amount in line with the statutory severance formula under applicable Korean law (which is generally one month of base pay for each year of service) multiplied by a multiplier of up to four and payable as a lump sum or in installments at our discretion, following standard Korean market practice.

If the NEO is based in the United States and elects to continue health insurance coverage under COBRA, our payment of the monthly premiums for COBRA continuation coverage for the NEO and his or her dependents at the same rate as we paid at the time of such termination for a period of 12 months.

Following standard Korean market practice, the Executive Severance Policy also provides for severance pay (subject to the execution and non-revocation of a release in our favor) to our NEOs who are based in Korea in the event of their voluntary termination of employment (including due to expiration of the term of their employment agreements) that is calculated in line with the statutory severance formula under applicable Korean law (generally one month of base pay for each year of service, which is multiplied by a multiplier of up to four in the case of a non-expat NEO based in Korea and multiplied by one in the case of an expat executive officer based in Korea).

If, at the time of a NEO's termination of employment, the NEO is subject to an employment or other individual service agreement with us that provides for the payment of severance upon a termination of employment that is more favorable than the payments under the Executive Severance Policy, the NEO will receive such severance payments rather than the severance payments provided for under the Executive Severance Policy, and such severance payments provided under the Executive Severance Policy will be deemed included in such contractual severance payments.

In addition, if any of the payments or benefits provided for under the Executive Severance Policy or otherwise would constitute "parachute payments" within the meaning of Section 280G of the Code and/or if such payments or benefits would give rise to a tax deduction for us that may potentially be limited by Section 280G and Section 4999 of the Code, the NEO would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after tax benefit to the NEO.

Bom Kim

Under the terms of his employment agreement, if Mr. Kim's employment is terminated by us without cause or by him for good reason (including by reason of our failure to renew the term of the employment agreement), in addition to accrued obligations, Mr. Kim is entitled to receive the following severance payments and benefits (subject to his entering into an effective mutual release of claims and continued compliance with non-disclosure requirements): (i) two times his then-current annual base salary ($2,2,00,000) (payable as a lump sum); (ii) continued coverage for him and his eligible dependents under our group health plan for a period of up to 24 months following termination (or until he is eligible for other employer-provided health insurance, if sooner) with all costs for such coverage including any taxes that may be imposed on Mr. Kim in respect of such coverage being borne by us (the value of such benefits as of December 31, 2022: $47,816); and (iii) immediate vesting of his outstanding equity awards (with any unsatisfied performance conditions assumed satisfied at target) (the value of such vesting as of December 31, 2022: $0. If Mr. Kim's employment is terminated due to his death or disability, Mr. Kim is entitled to receive the following severance payments and benefits (subject to his entering into an effective mutual release of claims and continued compliance with non-disclosure requirements): (i) 12 months of his then-current base salary ($1,100,000) (in the case of his death, payable in equal installments in accordance with our customary payroll practices, and in the case of his disability, payable as a lump sum); (ii) immediate vesting of his outstanding equity awards (with any unsatisfied performance conditions assumed satisfied at target) (the value of such vesting as of December 31, 2022: $0; and (iii) continued coverage for him and his eligible dependents under our group health plan for a period of up to 24 months following termination (or until he is eligible for other employer-provided health insurance, if sooner) with all costs for such coverage including the cost of any taxes that may be imposed on Mr. Kim in respect of such coverage being borne by us (the value of such benefits as of December 31, 2022: $47,816).

In the event of a termination of Mr. Kim's employment by us without cause, by him for good reason, or due to his death or disability, or in the event of a change in control, his IPO incentive award will accelerate and fully vest (with any unsatisfied performance conditions assumed satisfied at target) (the value of such vesting as of December 31, 2022: $0).

Hanseung Kang

If Mr. Kang's appointment under his executive appointment agreement is terminated by us without cause (as defined in his executive appointment agreement) other than by reason of death or disability, Mr. Kang is entitled to continued payment of his base salary for a period of 12 months $774,024 (subject to his execution of an effective release and continued compliance with non-solicitation, non-disparagement, and confidentiality requirements). In addition, upon a termination of Mr. Kang's appointment by us without cause (other than by reason of death or disability), Mr. Kang is entitled to continue to time vest and settle in any of his outstanding and unvested RSUs from his November 2020 REU grant for a period of 12 months following such termination (the value of such vesting as of December 31, 2022: $2,208,427). Mr. Kang is also eligible to participate in our Executive Severance Policy (provided that to the extent any severance under the executive appointment agreement is more favorable than any severance under our Executive Severance Policy, Mr. Kang will receive the severance under the executive appointment agreement rather than under such policy). Under the terms of our Executive Severance Policy, if Mr. Kang's employment is terminated by us without cause (including by reason of death or incapacity) at any time, or if he resigns for good reason within 12 months following a change in control, then, subject to his execution and non-revocation of a release in our favor and continued compliance with certain restrictive covenants (as described above), Mr. Kang would be entitled to an amount equal to his annual base salary $774,024. In addition, in the event of a voluntary termination of Mr. Kang's employment without good reason, subject to his execution and non-revocation of a release in our favor (as described above), Mr. Kang is entitled to his monthly average base salary for the three months immediately preceding such termination, multiplied by his number of years of service as an "Executive" (as defined in the Executive Severance Policy and pro-rated for any partial years), multiplied by three ($418,747 as of December 31, 2022).

Under the terms of the 2011 Plan, in the event of a change in control in which Mr. Kang's outstanding equity awards are assumed or replaced and his employment is terminated without cause or he resigns for good reason, as such terms are defined in the 2011 Plan, within 12 months thereof, then 50% of his then unvested outstanding equity awards under the 2011 Plan would accelerate and vest (the value of such vesting as of December 31, 2022: $2,208,420). In the event of a change in control in which the executive's outstanding equity awards under the 2011 Plan are not assumed or replaced, all of his then unvested outstanding equity awards will accelerate and fully vest under the terms of the 2011 Plan, regardless of whether or not his employment terminates (the value of such vesting as of December 31, 2022: $4,416,840).

Under the terms of the 2021 Plan and Mr. Kang's March 2022 PSU Award Grant, in the event of a Change in Control in which Mr. Kang's employment is terminated Without Cause or he resigns for Good Reason, as such terms are defined in the 2021 Plan, within 12 months thereof, then 50% of his then unvested outstanding equity awards under the March 2022 PSU Award Grant (or any award in which it was converted in connection to the Change in Control) would accelerate and vest (the value of such vesting as of December 31, 2022: $2,015,991).

Gaurav Anand and Harold Rogers

The executive appointment agreements for Messrs. Anand and Rogers provide that they will be eligible to participate in our Executive Severance Policy as may be in effect and/or amended and/or restated from time to time. Under the terms of the Executive Severance Policy, if Mr. Anand or Mr. Rogers' employment is terminated by us without cause (including by reason of death or incapacity) at any time, or if they resign for good reason within 12 months following a change in control, then, subject to their execution and non-revocation of a release in our favor and continued compliance with certain restrictive covenants (as described above), they would be entitled to (i) an amount equal to their annual base salary ($420,000 and $450,000 for Mr. Anand and Mr. Rogers, respectively). In addition, in the event of a voluntary termination of their employment without good reason, subject to their execution and non-revocation of a release in our favor (as described above), Mr. Anand and Mr. Rogers are each entitled to their monthly average base salary for the three months immediately preceding such termination, multiplied by their number of years of service as an Executive (pro-rated for any partial years), multiplied by one (as of December 31, 2022: $209,233 and 111,986 for Mr. Anand and Mr. Rogers, respectively).

Under the terms of the 2011 Plan, in the event of a change in control in which Messrs. Anand or Rogers' outstanding equity awards are assumed or replaced and their employment is terminated without cause or they resign for good reason, as such terms are defined in the 2011 Plan, within 12 months thereof, then 50% of then unvested outstanding equity awards under the 2011 Plan would accelerate and vest (the value of such vesting as of December 31, 2022, for Messrs. Anand and Rogers: $13,953,000 and $2,488,113, respectively). In the event of a change in control in which the executive's outstanding equity awards under the 2011 Plan are not assumed or replaced, all of the then unvested outstanding equity awards will accelerate and fully vest under the terms of the 2011 Plan, regardless of whether or not employment terminates (the value of such vesting as of December 31, 2022, for Messrs. Anand and Rogers: $27,906,000 and $4,976,225, respectively).

Under the terms of the 2021 Plan and Messrs. Anand and Rogers' March 2022 PSU Award Grant, if within 12 months following a Change in Control, Messrs. Anand or Rogers is terminated Without Cause or they resign for Good Reason, as such terms are defined in the 2021 Plan, within 12 months thereof, then 50% of then unvested outstanding equity awards under the March 2022 PSU Award Grant (or any award in which it was converted in connection to the Change in Control) would accelerate and vest (the value of such vesting as of December 31, 2022, for Messrs. Anand and Rogers: Anand total: $1,875,797 and $2,240,848, respectively).

Under the terms of the 2021 Plan and Mr. Anand's December 2022 PSU Award Grant, if within 12 months following a Change in Control, Mr. Anand is terminated Without Cause or resigns for Good Reason, as such terms are defined in the 2021 Plan, within 12 months thereof, then 50% of then unvested outstanding equity awards under the December 2022 PSU Award Grant (or any award in which it was converted in connection to the Change in Control) would accelerate and vest (the value of such vesting as of December 31, 2022, for Mr. Anand : $1,520,808).

Pay-Versus-Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between what is defined under Item 402(v) of the Regulation S-K as "compensation actually paid," ("CAP"), to our Principal Executive Officer ("PEO") and non-PEO NEOs and certain financial performance measures of the Company. The CAP amounts are calculated using a new methodology prescribed by the SEC rules and differ significantly from the Summary Compensation Table ("SCT") calculation of executive compensation. The CAP values do not represent amounts actually earned or paid to our NEOs, including with respect to RSUs and PSUs, which remain subject to forfeiture if the vesting conditions are not satisfied. Because CAP values are based on our stock price as of particular dates, the amounts shown in the tables below reflect the fluctuations in our stock price including our stock price at the time of our IPO and the volatility in our stock price since that time and could have been substantially different if other dates were chosen. The Compensation Committee does not utilize CAP as a basis for making compensation decisions. For further information concerning our overall compensation philosophy and how we align executive compensation with our performance, please refer to "Executive Compensation – Compensation Discussion and Analysis."

Pay-Versus-Performance Table

| | | | | | Value of Initial Fixed $100 Investment Based On: | | |
| Year[1] | SCT Total for PEO[2] | CAP to PEO[3] | Average SCT Total for Non-PEO NEOs[2] | Average CAP to Non-PEO NEOs[3] | Total Stockholder Return[4] | Peer Group Total Stockholder Return[5] | Net Loss[6] |
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
2022	$1,931,296	$(49,687,096)	$5,935,509	$(23,859,450)	$29.87	$80.23	$(92,042,000)
2021	$1,587,989	$684,330,158	$1,492,346	$46,444,743	$59.65	$122.09	$(1,542,590,000)

1. Represents all years for which the Company is required to report under Item 402(v) of Regulation S-K. The Company first became a reporting company pursuant to Section 13(a) or Section 15(d) of the Exchange Act in 2021.
2. Represents total compensation reported for our PEO or the average total compensation reported for our non-PEO NEOs as a group, as applicable, for each corresponding year in the "Total" column of the SCT. Please refer to "Executive Compensation – Executive Compensation Tables – 2022 Summary Compensation Table." The names of non-PEO NEOs included for purposes of calculating the average amounts of total compensation for both 2021 and 2022 are as follows: Gaurav Anand, our Chief Financial Officer; Hanseung Kang, our Representative Director, Business Management; Harold Rogers, our General Counsel & Chief Administrative Officer; and Thuan Pham, our former Chief Technology Officer.
3. The amounts in these columns are computed in accordance with Item 402(v) of Regulation S-K and do not represent amounts earned or realized by, or paid to, the NEO during the applicable year. The CAP amounts for 2021 include, among other awards, several equity grants that were awarded separately over various years since our incorporation prior to our IPO but vested at the same time at our IPO in accordance with their terms. The CAP amounts for such awards have since significantly decreased, as shown in columns (f) and (g). The following detailed breakdown tables describe the adjustments, each of which is prescribed by SEC rule, to calculate the CAP amounts from the related SCT amounts. The CAP and SCT amounts do not reflect the actual amount of compensation earned or realized by, or paid to, the applicable NEO during the applicable year, but rather are amounts determined in accordance with SEC rules contained in Item 402 of Regulation S-K under the Exchange Act:

PEO SCT to CAP Reconciliation:

Year	Reported SCT Total for PEO	Reported Value of Equity Awards	Equity Award Adjustments*	CAP to PEO
2022	$1,931,296	$0	$(51,618,392)	$(49,687,096)
2021	$1,587,989	$0	$682,742,169	$684,330,158

* PEO Equity Award Adjustment Reconciliation:

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in Year	Fair Value at End of Prior Year of Equity Awards that Failed to Meet Vesting Conditions in Year	Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	$0	$(32,181,412)	$0	$(19,436,980)	$0	---	$(51,618,392)
2021	$91,554,469	$0	$34,167,667	$557,020,033	$0	---	$682,742,169

Average Non-PEO NEO SCT to CAP Reconciliation:

Year	Average Reported SCT Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Equity Award Adjustments**	Average CAP to Non-PEO NEOs
2022	$5,935,509	$4,804,170	$(24,990,789)	$(23,859,450)
2021	$1,492,346	$583,000	$45,535,397	$46,444,743

** Average Non-PEO NEO Equity Award Adjustment Reconciliation:

Year	Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value	Total Average Equity Award Adjustments
2022	$3,826,722	$(10,169,143)	$0	$(4,601,056)	$(14,047,312)	---	$(24,990,789)
2021	$1,175,200	$31,311,019	$287,650	$12,761,528	$0	---	$45,535,397

4. Cumulative total stockholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the price of our Class A common stock at the end and the beginning of the measurement period by our share price at the beginning of the measurement period. The beginning of the measurement period was March 11, 2021, the date our Class A common stock began trading on the NYSE.

5. Reflects the cumulative TSR on our Class A common stock relative to that of the Standard & Poor's 500 Retailing Sector Index (S&P 500 Retailing), which is the index included in our Performance Graph in our 2022 Annual Report.

6. Represent the amount of net loss reflected in our audited financial statements for each applicable year.

Financial Performance Measures

In the years covered by this table, we did not use any financial performance measures for our executive compensation program. Accordingly, pursuant to the SEC rules, we have not included a "Company-Selected Measure" or a tabular list of performance measures. For more information about our executive compensation program, please refer to "Executive Compensation—Compensation Discussion and Analysis" above.

Relationships Between Pay and Performance

CAP and TSR - Over the last two years, our TSR has decreased by approximately 49.9%, from $59.65 to $29.87, while the CAP to our PEO decreased by approximately 107.3%, from $684,330,158 to $(49,687,096), the average CAP to our non-PEO NEOs as a group decreased by approximately 151.4% from $46,444,743 to $(23,859,450), and our peer group TSR decreased by 34.3%, from $122.09 to $80.23.

CAP and Net Income - Over the last two years, our net loss reduced by approximately 94.0%, from $(1,542,590) to $(92,042). During the same period, the CAP to our PEO decreased by approximately 107.3%, and the average CAP to our non-PEO NEOs as a group decreased by approximately 151.4%. The reason for the divergence is that CAP measures the change in stock price to equity held and vested or unvested by our NEOs.

CEO Pay Ratio

In accordance with Item 402(u) of Regulation S-K, promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing (i) the ratio of the annual total compensation of our Chief Executive Officer to (ii) the annual total compensation of our median employee, both calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

For 2022, the annual total compensation of our median employee (excluding our Chief Executive Officer) was $28,394 and the annual total compensation of our Chief Executive Officer was $1,931,296. Based on these numbers we estimate that the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee was 68 to 1.

In determining our median compensated employee, we selected December 31, 2022 as the date on which to determine our employee population and the median employee. We included annualized base salary and grant date fair market value of equity awards, if any, issued during the previous twelve months as our consistently applied compensation measure for our global employee population other than our Chief Executive Officer. For employees paid in a currency other than U.S. Dollars, we converted their compensation to U.S. dollars using the one-year average exchange rates for 2022, consistent with the conversion rate used by us for various financial and accounting purposes.

We believe this ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act. The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a wide variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Consequently, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. This information is being provided for compliance purposes. Neither the Compensation Committee nor management of the Company used the foregoing pay ratio measure in making compensation decisions.

PROPOSAL 3: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders are being asked to approve, in an advisory, non-binding vote, the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion. In considering their vote, we urge stockholders to review the information on our compensation policies and decisions regarding the NEOs presented in the section titled Compensation Discussion and Analysis above.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding. Although this resolution is non-binding, the Board and the Compensation Committee value the opinions of our Stockholders and will review and consider the voting results when making future compensation decisions for our NEOs. We expect that we will conduct our next say-on-pay vote at our 2024 Annual Meeting of Stockholders.

We believe that our compensation components provide a reasonable balance of base compensation and long-term equity-based incentive compensation that is closely aligned with our overall performance. We aim to provide executive officers with a reasonable level of security through base salary and benefits, while rewarding them through cash and equity-based incentive compensation to achieve business objectives and create stockholder value. We believe that each of our compensation components is integral to attracting, retaining, and rewarding qualified executive officers.

The text of the resolution in respect of Proposal no. 3 is as follows:

RESOLVED, that the compensation paid to the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

OTHER MATTERS

We know of no other business that will be presented at the Annual Meeting. If any other matter properly comes before the stockholders for a vote at the Annual Meeting, however, the proxy holders will vote your shares in accordance with their best judgment. This discretionary authority is granted by the execution of the form of proxy.

OTHER INFORMATION

Householding of Proxies

Under rules adopted by the SEC, we are permitted to deliver a single Internet Notice to any household in which two or more stockholders reside if we believe the stockholders are members of the same family. This process, called householding, allows us to reduce the number of copies of these materials we must print and mail. Even if householding is used, each stockholder will continue to be entitled to submit a separate proxy or voting instructions.

The Company is not householding this year for those stockholders who own their shares directly in their own name. If you share the same last name and address with another Company stockholder who also holds his or her shares directly, and you would each like to start householding for our annual reports and proxy materials, please contact us at Coupang, Inc. via email at ir@coupang.com.

This year, some brokers and nominees who hold our shares on behalf of stockholders may be participating in the practice of householding proxy statements and annual reports for those stockholders. If your household receives a single Internet Notice for this year, but you would like to receive your own copy, please contact us as stated above, and we will promptly send you a copy. If a broker or nominee holds our shares on your behalf and you share the same last name and address with another stockholder for whom a broker or nominee holds our shares, and together both of you would like to receive only a single set of our disclosure documents, please contact your broker or nominee as described in the voter instruction card or other information you received from your broker or nominee.

If you consent to householding, your election will remain in effect until you revoke it. Should you later revoke your consent, you will be sent separate copies of those documents that are mailed at least 30 days or more after receipt of your revocation.

Additional Filings

Our reports on Forms 10-K, 10-Q, and 8-K, as well as any amendments to those reports, are available without charge through our website, www.coupang.com, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

You may request a copy of our SEC filings, including a copy of the 2022 Annual Report, as well as the foregoing corporate documents, at no cost to you, by writing to the Company address appearing in this Proxy Statement or by e-mailing us at ir@coupang.com.

Stockholder Proposals for the 2024 Annual Meeting of Stockholders

Our stockholders may submit proposals that they believe should be voted upon at our annual meeting of Stockholders or nominate persons for election to the Board.

Pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals meeting certain requirements may be eligible for inclusion in our proxy statement for our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement"). To be eligible for inclusion in the 2024 Proxy Statement, any such stockholder proposals must be submitted in writing to the General Counsel and Chief Administrative Officer of the Company no later than December 30, 2023, in addition to complying with certain rules and regulations promulgated by the SEC. The submission of a stockholder proposal does not guarantee that it will be included in the 2024 Proxy Statement.

Alternatively, in accordance with the "advance notice" provisions of our bylaws, stockholders seeking to present a stockholder proposal or nomination at our 2024 Annual Meeting of Stockholders, without having it included in the 2024 Proxy Statement, must timely submit notice of such proposal or nomination. To be timely, a stockholder's notice must be received by the Secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the first anniversary of the 2023 Annual Meeting of Stockholders, unless the date of the 2024 Annual Meeting of Stockholders is advanced by more than 30 days or delayed by more than 30 days from the anniversary of the 2023 Annual Meeting of Stockholders. For our 2024 Annual Meeting of Stockholders, this means that any such proposal or nomination must be submitted no earlier than February 16, 2024 and no later than March 17, 2024. If the date of the 2024 Annual Meeting of Stockholders is advanced by more than 30 days or delayed by more than 30 days from the anniversary of the 2023 Annual Meeting of Stockholders, the stockholder must submit any such proposal or nomination no earlier than the close of business on the 120th day prior to the 2024 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the 2024 Annual Meeting of Stockholders, or the 10th day following the day on which we first make public announcement of the date of the 2024 Annual Meeting of Stockholders.

In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, if a stockholder intends to solicit proxies in support of director nominees submitted under the "advance notice" provisions of our bylaws for our 2024 annual meeting, then we must receive proper written notice that sets forth all the information required by Rule 14a-19 under the Exchange Act to the General Counsel and Chief Administrative Officer of the Company by April 16, 2024 (or, if the 2024 annual meeting is called for a date that is more than 30 days before or more than 30 days after the first anniversary of this year's annual meeting, then notice must be provided not later than the close of business on the later of the 60th day prior to the date of the 2024 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our bylaws as described above.

Notices of any proposals or nominations for our 2024 Annual Meeting of Stockholders should be sent to our General Counsel and Chief Administrative Officer of the Company at C/O Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington 98101, U.S.A.